UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . .

Commission file number: 000-55135

POET TECHNOLOGIES INC.
(Exact name of Registrant as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

121 Richmond Street West, Suite 501 Toronto, Ontario, M5H 2K1, Canada
(Address of principal executive offices)

Leon M. Pierhal, President P.O. Box 555 Storrs-Mansfield, Connecticut 06268 Tel: 401-338-1212 — Email: lp@poet-technologies.inc
(Name, Telephone, E-mail and Address of Company Contact Person)

With a copy to:

Timothy C. Maguire, Esq.

Pierce Atwood LLP

100 Summer Street, Suite 2250

Boston, MA 02110

617-488-8140, tmaguire@pierceatwood.com

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Stock, no par value.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes   ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for shorter period that the registrant was required to submit and post such files). Not Applicable.

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

Pursuant to The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we are classified as an “Emerging Growth Company.”  Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.  Under this exemption, our auditor will not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a five-year transition period.  We are also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies.

Pursuant to the JOBS Act, we will remain an Emerging Growth Company until the earliest of:

•                  the last day of our fiscal year following the fifth anniversary of the date of our initial public offering of common equity securities;

•                  the last day of our fiscal year in which we have annual gross revenue of $1.0 billion or more;

•                  the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

•                  the date on which we are deemed to be a “large accelerated filer,” which will occur at such time as we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months, and (c) have filed at least one annual report pursuant to the Exchange Act.

POET TECHNOLOGIES INC.

FORM 20-F REGISTRATION STATEMENT

INTRODUCTION

POET Technologies Inc. is organized under the Business Corporations Act (Ontario).  In this Registration Statement, the “Company”, “we”, “our” and “us” refer to POET Technologies Inc. and its subsidiaries (unless the context otherwise requires).  We refer you to the documents attached as exhibits hereto for more complete information than may be contained in this Registration Statement.  Our principal Canadian corporate offices are located at Suite 501, 121 Richmond Street West, Toronto, Ontario M5H 2K1, Canada.  Our principal operations office is located in the U.S. on the campus of the University of Connecticut, P.O. Box 555, Storrs-Mansfield, CT 06268.  Our telephone number is (203) 612-2366.

Upon effectiveness, we will file reports and other information with the Securities and Exchange Commission (“SEC”) located at 100 F Street NE, Washington, D.C. 20549.  You may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov.  We also file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing the website www.sedar.com.

Business of POET Technologies Inc.

We are a fabless semiconductor company specializing in the design and development of semiconductor technology for military, industrial and commercial applications, including infrared sensor arrays and ultra-low-power random access memory.  In the past, the Company focused on the development of solar panel and solar tracking technology for application in solar energy generation.  Today, we are focusing on our proprietary Planar Opto-Electronic Technology (“POET”), a semiconductor technology platform that enables multiple single-chip applications requiring optical and electrical functions, thereby addressing the needs of speed, size, energy and cost efficiency associated with current silicon-based semiconductor technology.

The Company generated $342,874 in other income during its fiscal year ended December 31, 2013, all from U.S. government grants, and incurred expenses of $1,925,974 in research and development and $6,338,607 in general and administrative costs.  The Company has experienced losses from operations since inception.  Losses for the fiscal years ending December 31, 2013, 2012 and 2011 were $7,903,336, $8,568,401 and $15,161,726, respectively.  We have yet to commercialize the POET technology.  To date, proceeds from the issuance of its common shares and the receipt of grants from U.S. governmental agencies have financed the Company’s continuing operations and research and development initiatives.

Financial and Other Information

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in United States Dollars (“US$” or “$”).

Forward-Looking Statements

This Registration Statement on Form 20-F contains forward-looking statements and information within the meaning of U.S. and Canadian securities laws.  Forward-looking statements and information can generally be identified by the use of forward-looking terminology or words, such as, “continues”, “with a view to”, “is designed to”, “pending”, “predict”, “potential”, “plans”, “expects”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, and similar expressions or variations thereon, or statements that events, conditions or results “can”, “might”, “will”, “shall”, “may”, “must”, “would”, “could”, or “should” occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. Forward-looking statements and information are based on management’s current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

The forward-looking statements and information in this Registration Statement are subject to various risks and uncertainties, including those described in “ITEM 3.D.  Risk Factors”, many of which are difficult to predict and generally beyond the control of the Company, including without limitation:

•                  we have a limited operating history;

•                  our need for additional financing, which may not be available on acceptable terms or at all;

•                  the possibility that we will not be able to compete in the highly competitive semiconductor market;

•                  the risk that our objectives will not be met within the time lines we expect or at all;

•                  research and development risks;

•                  the risks associated with successfully protecting patents and trademarks and other intellectual property;

•                  the need to control costs and the possibility of unanticipated expenses;

•                  manufacturing and development risks;

•                  the risk that the price of our common stock will be volatile; and

•                  the risk that shareholders’ interests will be diluted through future stock offerings or options exercises.

For all of the reasons set forth above, investors should not place undue reliance on forward-looking statements. Other than any obligation to disclose material information under applicable securities laws, the Company undertakes no obligation to revise or update any forward-looking statements after the date hereof.

Data relevant to estimated market sizes for the Company’s technologies under development are presented in this Registration Statement. These data have been obtained from a variety of published resources including published scientific literature, websites and information generally available through publicized means. The Company attempts to source reference data from multiple sources whenever possible for confirmatory purposes. Although the Company believes the foregoing data is reliable, the Company has not independently verified the accuracy and completeness of this data.

PART I

ITEM 1.                                                                                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.  Directors and Senior Management

The following are the names, business addresses and positions of the members of the board of directors (collectively, the “Board of Directors” or the “Board” and, individual, each a “Director”) and the named executive officers (the “NEOs” or “Officers” and, individually, each an “NEO” or an “Officer”) of POET Technologies Inc. (the “Company”), as of the date of this Registration Statement.

Name and Business Address	Position(s)

Leon M. Pierhal PO Box 555 Storrs-Mansfield, CT 06268, USA	President and Director

Peter Copetti Suite 501, 121 Richmond Street West Toronto, Ontario M5H 2K1, Canada	Executive Chairman, Interim Chief Executive Officer and Director

Kevin Barnes Suite 501, 121 Richmond Street West Toronto, Ontario M5H 2K1, Canada	Chief Financial Officer and Treasurer

Christopher Lee Shepherd Suite 501, 121 Richmond Street West Toronto, Ontario M5H 2K1, Canada	Vice President of Technology

Stephane Gagnon Suite 501, 121 Richmond Street West Toronto, Ontario M5H 2K1, Canada	Senior Vice President of Operations

Mark Benadiba Suite 501, 121 Richmond Street West Toronto, Ontario M5H 2K1, Canada	Vice Chairman and Director

Geoffrey Taylor PO Box 555 Storrs-Mansfield, CT 06268, USA	Director and Chief Scientist

Samuel Peralta Suite 501, 121 Richmond Street West Toronto, Ontario M5H 2K1, Canada	Director

John O’Donnell Suite 2300, 200 Front Street West Toronto, Ontario M5V 3K2, Canada	Director

Chris Tsiofas 812 — 330 Bay Street Toronto, Ontario M5H 2S8, Canada	Audit Committee Chair and Director

Adam Chowaniec Suite 501, 121 Richmond Street West Toronto, Ontario M5H 2K1, Canada	Director

B.  Advisers

The Company’s bankers are the Royal Bank of Canada, 20 King Street West, Lower Level, Toronto, ON M5H 1C4, Canada; Bank of America, 157 Church Street, New Haven, CT 06510, USA; and the Savings Institute Bank and Trust, 803 Main Street, Willimantic, CT 06226, USA.

The Company’s legal advisors in Canada are Stikeman Keeley Spiegel Pasternack LLP, 200 Front Street West, Suite 2300, Toronto, ON M5V 3K2, Canada.

The Company’s legal advisors in the United States are Pierce Atwood LLP, 100 Summer St. Suite 2250, Boston, MA 02110, USA.

C.  Auditors

The Company’s auditor is Marcum LLP, independent registered public accounting firm, 185 Asylum Street, 17th Floor, Hartford, CT 06103, USA.  Marcum LLP is a registered member of the Canadian Public Accountability Board (“CPAB”) permitting them to practice public accounting in Canada and a registered member of the United States Public Company Accounting Oversight Board (“PCAOB”).  Marcum LLP has confirmed that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and under the guidelines of the SEC, the Independence Standards Board and PCAOB Rule 3526.

ITEM 2.                                                                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                                                                                                KEY INFORMATION

A.  Selected Financial Data

The selected financial data of the Company for the years ended December 31, 2013, 2012 and 2011 was derived from the audited annual consolidated financial statements of the Company, which have been audited by Marcum LLP, independent registered public accounting firm, as described in their report which is included elsewhere in this Registration Statement.

The information contained in the selected financial data for the 2013, 2012 and 2011 years is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included under the heading “ITEM 17.  Financial Statements” and should be read in conjunction with such financial statements and with the information appearing under the heading “ITEM 5.  Operating and Financial Review and Prospects.”  Except where otherwise indicated, all amounts are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”).

Since its formation, the Company has financed its operations from public and private sales of equity securities, proceeds received upon the exercise of warrants and stock options, research and development contracts from U.S. government agencies and, prior to 2012, by sales of solar energy equipment products.  The Company has never been profitable, so its ability to finance operations has been dependent on equity financings.  The Company believes that it will continue to rely on the sale of its equity securities to provide funds for its activities.  While the Company is not planning to seek additional equity financing at this time, because it is well capitalized for the next 12 months, nevertheless the Company may effect a future financing if an appropriate opportunity presents itself.  See “ITEM 3.D.  Risk Factors.”

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.

The following consolidated financial information is separated between continuing and discontinued operations.

Consolidated Statements of Operations

Under International Financial Reporting Standards

(US$)

	Years Ended December 31,
	2013	2012	2011

Costs and Expenses
General and Administration	$6,338,607	$3,027,760	$2,638,076
Resea rch and Development	1,925,974	1,093,998	1,402,762
Investment Income, including interest	(18,371)	—	(21,915)
Total Expenses	8,246,210	4,121,758	4,018,923

Loss, before the following
Other income	342,874	238,806	755,422
Net Loss for the Period
Loss from continuing operations	(7,903,336)	(3,882,952)	(3,263,501)
Loss from discontinued operations, net of taxes	—	(4,685,449)	(11,898,225)
Net Loss	(7,903,336)	(8,568,401)	(15,161,726)
Deficit, beginning of period	(59,178,252)	(50,470,735)	(35,309,009)
Divestiture of non-controlling interest	—	(139,116)	—
Deficit, end of period	$(67,081,588)	$(59,178,252)	$(50,470,735)
Basic and Diluted Loss Per Share:	$(0.06)	$(0.08)	$(0.17)
Continuing Operations	$(0.06)	$(0.04)	$(0.04)
Discontinued Operations	—	$(0.04)	$(0.13)

Consolidated Statements of Discontinued Operations

Under International Financial Reporting Standards

(US$)

	Years Ended December 31,
	2013	2012	2011

Revenue	$—	$617,728	$5,122,507

Costs and Expenses
Cost of Goods Sold	—	1,117,282	8,916,603
General and Administration	—	3,380,117	5,551,286
Research and Development	—	611,644	2,561,217
Investment Income, including interest	—	(3,044)	(8,374)
Total Expenses	—	5,105,999	17,020,732

Net Operating Income (Loss) from Discontinued Operations	—	(4,488,271)	(11,898,225)
Loss on divestiture of subsidiaries	—	(197,178)	—
Net Income (Loss) from Discontinued Operations	—	(4,685,449)	(11,898,225)
Attributable to non-controlling interest	—	—	107,662
Attributable to equity shareholders	$—	$(4,685,449)	$(11,790,563)

Consolidated Balance Sheets

Under International Financial Reporting Standards

(US$)

	December 31,
	2013	2012	2011
Assets
Cash	$3,260,967	$1,435,762	$1,330,141
Accounts And Other Receivable	—	96,749	526,229
Prepaids and Other Current Assets	267,012	158,257	152,162
Inventories	—	—	1,426,003
Marketable Securities	397	426	415
Assets Available for Sale	—	606,413	—
Investment in Opel Solar Asia Company Limited	—	—	197,178
Property and Equipment	903,792	26,670	1,798,779
Patents and Licenses	38,790	42,983	169,971
Total Assets	$4,470,958	$2,367,260	$5,600,878

Liabilities
Accounts Payable and accrued liabilities	$256,027	$231,903	$1,705,876
Product Warranty	—	25,899	25,899
Disposal Group Liabilities	—	606,413	—
Deferred Energy Credit	—	—	614,363
Asset Retirement Obligation	—	—	74,277
Total Liabilities	256,027	864,215	2,420,415

Shareholders’ Equity
Share Capital	42,911,455	40,225,401	38,507,720
Special Voting Share	—	100	100
Special Warrants and Shares to be Issued	—	—	27,521
Warrants	8,135,590	3,850,685	1,813,729
Contributed Surplus	20,261,067	16,361,282	13,162,981
Accumulated Other Comprehensive Income (loss)	(11,593)	243,829	278,263
Deficit	(67,081,588)	(59,178,252)	(50,470,735)
Non-Controlling Interest	—	—	(139,116)
Total Shareholders’ Equity	4,214,931	1,503,045	3,180,463

Total Liabilities and Shareholders’ Equity	$4,470,958	$2,367,260	$5,600,878

Statements of Changes in Share Capital

Under International Financial Reporting Standards

(US$, except share data)

	Number of Shares	Amount

Balance, January 1, 2011	85,292,514	34,330,441
OPEL Solar Inc. Exchangeable Shares, exchanged into common shares	1,223,000	249,312
Shares issued on the exercise of warrants and compensation warrants	3,218,907	1,411,780
Fair value of warrants and compensation warrants exercised	—	551,401
Shares issued on the exercise of stock options	3,291,000	1,166,358
Fair value of stock options exercised	—	798,428

Balance, December 31, 2011	93,025,421	38,507,720
OPEL Solar Inc. Exchangeable Shares, exchanged into common shares	135,000	27,521
Shares issued on the exercise of stock options	185,000	52,700
Fair value of stock options exercised	—	39,794
Shares issued on private placement	23,412,479	5,428,644
Fair value of warrants and compensation warrants issued	—	(3,608,483)
Share issue costs	—	(502,965)
Shares issued as finance costs	500,000	150,000
Shares issued on the exercise of warrants	270,715	93,012
Fair value of warrants exercised	—	37,458

Balance, December 31, 2012	117,528,615	40,225,401
Shares issued on the exercise of warrants and compensation warrants	140,000	37,111
Fair value of warrants and compensation warrants exercised	—	23,387
Shares issued on the exercise of stock options	607,500	152,502
Fair value of stock options exercised	—	121,368
Shares issued on private placement	14,400,000	7,189,200
Fair value of warrants and compensation warrants issued	—	(4,308,292)
Share issue costs	—	(529,222)

Balance, December 31, 2013	132,676,115	$$42,911,455

Exchange Rate

Because the presentation currency of the Company is U.S. dollars, there are no exchange rate considerations in interpreting these tables, unless otherwise noted.

B.  Capitalization and Indebtedness

The following table sets forth the capitalization and indebtedness of the Company as of March 31, 2014.  ’

March 31, 2014
Shareholders’ Equity
Share Capital	$47,190,490
Warrants	11,012,011
Contributed Surplus	20,831,870
Accumulated other comprehensive income	(160,474)
Deficit	(68,851,208)
Total Shareholders’ Equity	10,022,689
Total Capitalization	$10,022,689

C.  Reasons for the Offer and Use of Proceeds

Not Applicable.

D.  Risk Factors

In addition to the other information presented in this Registration Statement, the following should be considered carefully in evaluating the Company and its business.  This Registration Statement contains forward-looking statements and information within the meaning of U.S. and Canadian securities laws that involve risks and uncertainties.  The Company’s actual results may differ materially from the results discussed in the forward-looking statements and information.  Factors that might cause such differences include those discussed below and elsewhere in this Registration Statement.

Risks Related to Our Business

We have a limited operating history, and we do not expect to become profitable in the near future.

We are a fabless semiconductor technology development company with a limited operating history.  We are not profitable and have incurred losses.  We continue to incur research and development and general and administrative expenses related to our operations.  We expect to continue to incur losses for the foreseeable future, and these losses may increase as we move toward the commercialization of our technology in development.  If our POET technology platform does not achieve market acceptance, we may never become profitable.  Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.  Accordingly, it is difficult to evaluate our business prospects.  Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company and competitive markets, such as the semiconductor market, where market acceptance of our technology is uncertain.

We depend on the implementation of our business plan, including our ability to make future progress in the development or our POET technology.  There can be no assurance that our efforts will ultimately result in profits.

We have not yet commercialized the POET technology, and we may never become profitable.

We have not yet commercialized our POET technology, and we may never be able to do so.  We do not know when or if we will complete our development efforts or successfully license our technology.  Even if we are successful in developing a commercially useful POET platform, we will not be successful unless POET gains market acceptance.  The degree of market acceptance of these products will depend on a number of factors, including:

•                  the adoption of our technology by semiconductor device designers and manufacturers;

•                  the competitive environment;

•                  the establishment and demonstration in the technology community of the efficacy of our technology and its potential advantages over existing technology; and

•                  the adequacy and success of sales and marketing efforts regarding licensing our technology.

The Company has a history of losses and expects to continue to incur additional losses for the foreseeable future.

The Company’s primary focus is on the research and development of a specific semiconductor technology, which requires the expenditure of significant amounts of cash over a relatively long time period.  The Company’s cash flows from its other income do not, and are not expected to, provide sufficient other income to fund the Company’s research and development expenditures.  As at December 31, 2013, the Company’s total deficit was $67,081,588, with net losses in fiscal years 2013, 2012 and 2011 equaling $7,903,336, $8,568,401, and $15,161,726 respectively.  There can be no assurance that the Company will ever record any earnings.

The Company may need to obtain additional investment capital and there can be no assurance that the Company will be successful in generating sufficient cash flow to continue its development.

As stated above, the Company expects to incur losses for the foreseeable future. As of December 31, 2013, the Company’s working capital was $3,272,349.  Subsequent to December 31, 2013, the Company successfully completed an equity financing of CA$5,000,000.  After taking into consideration the Company’s anticipated other income, planned research and development expenditures and assuming no material unanticipated expenses, the Company expects that its working capital will be sufficient to fund operations for the next 9 to 12 months, which are planned to include further development of the POET semiconductor process and increasing the POET intellectual property portfolio to enable the Company to exploit the POET technology, through licenses and collaborative arrangements.  If development were delayed, or in the event that the Company was unable to execute licenses of the POET technology or otherwise exploit the technology, additional financing would be necessary.  There can be no assurance that the Company would be able to obtain such financing or that the objectives will be achieved at all.

The Company has no external sources of liquidity such as bank lines of credit. The Company will likely require future additional financing to carry out its business plan. The current market for both debt and equity financings for companies such as the Company is challenging, and there can be no assurance that a financing, whether debt or equity, will be available on acceptable terms or at all. The failure to obtain financing on a timely basis may result in the Company’s having to reduce or delay one or more of its planned research, development and marketing programs and to reduce related overhead, any of which could impair the Company’s current and future value.  Any additional equity financing, if obtained, may result in significant dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations and other strategic alliances, which, if obtained, may reduce the Company’s interest in our intellectual property. There can be no assurance, however, that any such alternative sources of funding will be available.

Our solar product revenue declined, leading to our strategic decision to abandon solar technology production, which has represented all of our revenue in the last three years.

As a result of the discontinuance of the solar operations, we incurred larger losses from operations as well as from write-downs of solar related property, equipment, intangibles and other assets.  Consequently, we have changed our strategic direction. All product development programs related to our solar product lines were cancelled and we divested all our solar product assets.  We have redeployed all of our remaining research and development resources to our POET program.

As our business model changes there can be no assurances that the focus solely on the POET program will produce acceptable results. Moreover, any other future changes to our business may not prove successful in the short or long term due to a variety of factors, including competition, customer acceptance, demand for our technology and other factors. This may cause a material negative impact on our financial results.

Rapid technological change could render the Company’s technology non-competitive and obsolete.

The semiconductor industry is subject to rapid and substantial technological change. Developments by others may render the Company’s POET technology non-competitive, and the Company may not be able to keep pace with technological developments.  Competitors have developed technologies that compete with the functionality expected of the Company’s technology.  Some of these technologies have an entirely different approach or means of accomplishing the desired process and function than the POET process being developed by the Company and may be more effective and less costly to implement than the technologies developed by the Company.

Currently, the industry is dominated by silicon-based semiconductor technology that requires the fabrication of multiple chips for optical and electrical functions.  As such, manufacturers of electronic devices are accustomed to designing their products around multi-chip platforms.  If more advanced silicon-based technology is developed, manufacturers may determine that maintenance of the silicon platform will be less costly to implement and utilize than alternative technologies.  Also, competitors may develop other integrated circuit platforms that are easier for manufacturers to adopt.

Our research and development efforts are focused on the POET platform, and any delay in the development, or the abandonment of POET, or POET’s failure to achieve market acceptance, would compromise our competitive position.

We have devoted and expect to continue to devote a large amount of resources to develop new and emerging technologies and standards that can be commercially licensed in the future.  Our POET platform is a new technology which as yet does not have an established base and may not be embraced for use by the semiconductor industry.  Should technology companies fail to license POET and develop commercially available products based on our POET platform, our research and development efforts with respect to these technologies and standards likely would have no appreciable value.  In addition, if we do not correctly anticipate new technologies and standards, or if the products that our licensees, if any, develop based on these new technologies and standards fail to achieve market acceptance, our competitors may be better able to address market demand than we would.  Furthermore, if markets for these new technologies and standards develop later than we anticipate, or do not develop at all, demand for our technologies that are currently in development would suffer, resulting in lower licensing sales of these technologies than we currently anticipate.

We are a relatively small company with limited resources compared to some of our current and potential competitors and we may not be able to compete effectively and increase market share.

Some of our potential competitors have longer operating histories, significantly greater resources and name recognition and a larger base of customers. As a result, these competitors may have greater credibility with our potential customers.  They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and licensing of their technologies than we would be able to.  In addition, some of our potential competitors have likely already established licensing or joint development relationships with the decision makers at our potential customers. In addition, many of what we perceive as potential customers have the capabilities to develop technology competitive to ours internally.  These competitors may be able to leverage their existing relationships to discourage their customers from licensing or otherwise utilizing our technology.  These competitors may elect not to support our technology which could complicate our sales efforts.  These and other competitive pressures may prevent us from competing successfully against current or future competitors, and may materially harm our business.

We are party to an intellectual property license agreement granting a portion of all future revenues.

The Company has a License Agreement, as amended in 2014, with the University of Connecticut (“UCONN”) whereby UCONN granted the Company an exclusive license to the intellectual property developed by a consultant and director of the Company, Dr. Geoffrey Taylor, who is also a member of the faculty at UCONN.  Such a license may reduce the profitability of the Company if and when our products reach market.  The Company is obligated to pay up to $1,000,000 per year when revenues reach certain milestones as well as pay an additional 3% of any revenue received in connection with the exploitation of the licensed intellectual property to third parties other than engineering expenses received from third parties.

We will be dependent on both semiconductor manufacturers and major intellectual property licensees.

We will be dependent on semiconductor manufacturers, as licensees of our technology, to manufacture and market microprocessors based on our architecture in order to receive royalties in the future. We also depend on them to add value to our licensed technology by providing complete POET-based solutions to meet the specific application needs of systems companies. However, the semiconductor manufacturers, if any, will not be contractually obliged to manufacture, distribute or sell devices based on our technology or to market our POET technology on an exclusive basis. Some potential semiconductor partners design, develop and/or manufacture and market devices based on different competing architectures, including their own, and others may do so in the future.

We anticipate that our revenue will depend on these major license customers, although the companies considered to be major customers and the percentage of revenue represented by each major customer may vary from period to period depending on the addition of new agreements, the timing of work performed by us and the number of designs utilizing our products. In addition, we cannot be certain that any of the integrated circuit manufacturers will produce products incorporating our intellectual property components or that, if production occurs, they will generate significant royalty revenue for us.

We cannot assure you that semiconductor device manufacturers will dedicate the resources necessary to promote and develop products based on our POET technology, that they will manufacture products based on our POET technology in quantities sufficient to meet demand, that we will be successful in developing relationships with semiconductor manufacturers or that we will be able to maintain relationships with semiconductor manufacturers once developed.

Our revenues will depend in large part on royalties that may be received on POET-based devices, which will likely be generated on the volumes and price of devices manufactured and sold by our semiconductor manufacturer licensees, if any. Our royalties will be therefore influenced by many of the risks faced by the semiconductor market in general. These risks include reductions in demand and reduced average selling prices. The semiconductor market is intensely competitive. It is also generally characterized by declining average selling prices over the life of a generation of devices. The effect of these price decreases is compounded by the fact that royalty rates decrease as a function of volume. We cannot assure you that delays in licensing, poor demand for services or decreases in prices or in our royalty rates will not materially adversely affect our business, results of operations and financial condition.

The enforceability of the Company’s patents and the Company’s ability to maintain trade secrets cannot be predicted and such patents or trade secrets may not provide the Company with a competitive advantage against competitors with similar products or technologies.

We rely on a combination of patent and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We cannot be certain that the steps we have taken will prevent unauthorized use of our intellectual property. Any failure to protect our intellectual property rights would diminish or eliminate the competitive advantages that we derive from our proprietary technology.  We cannot assure you that we will be able to adequately protect our technology or other intellectual property from third-party infringement or from misappropriation in the U.S. and abroad. Any patent licensed by us or issued to us could be challenged, invalidated or circumvented or rights granted thereunder may not provide a competitive advantage to us. Furthermore, patent applications that we file may not result in issuance of a patent or, if a patent is issued, the patent may not be issued in a form that is advantageous to us. Despite our efforts to protect our intellectual property rights, others may independently develop similar products, duplicate our products or design around our patents and other rights. In addition, it is difficult to monitor compliance with, and enforce, our intellectual property on a worldwide basis in a cost-effective manner. In jurisdictions where foreign laws provide less intellectual property protection than afforded in the U.S. and abroad, our technology or other intellectual property may be compromised, and our business would be materially adversely affected.

We may occasionally become involved in administrative proceedings, lawsuits or other proceedings if others allege that we infringe on their intellectual property rights. Some of these claims could subject us to significant liability for damages and invalidate our property rights. If successful, such claims could impair our ability to collect royalties or license fees or could force us or our customers to:

•                  stop using or exploiting the challenged intellectual property;

•                  obtain from the owner of the infringed intellectual property, at our expense, a license to sell the relevant technology at an additional cost, which license may not be available on reasonable terms, or at all; or

•                  redesign our technology to make it non-infringing.

Our failure to protect our proprietary rights, or the costs of protecting these rights, may harm our ability to compete.

Our success depends in part on our ability to obtain patents and licenses and to preserve other intellectual property rights covering our products and development and testing tools.  To that end, we have obtained certain domestic and foreign patents and intend to continue to seek patents on our inventions when appropriate.  The process of seeking patent protection can be time consuming and expensive. We cannot ensure the following:

•                  that patents will be issued from currently pending or future applications;

•                  that our existing patents or any new patents will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us;

•                  that foreign intellectual property laws will protect our foreign intellectual property rights; and

•                  that others will not independently develop similar products, duplicate our products or design around any patents issued to us.

Intellectual property rights are uncertain and adjudication of such rights involves complex legal and factual questions.  We may be unknowingly infringing on the proprietary rights of others and may be liable for that infringement, which could result in significant liability for us.  We may receive correspondence from third parties alleging infringement of their intellectual property rights.  If we are found to infringe the proprietary rights of others, we could be forced to either seek a license to the intellectual property rights of others or alter our technologies so that they no longer infringe the proprietary rights of others.  A license could be very expensive to obtain or may not be available at all.  Similarly, changing our processes to avoid infringing the rights of others may be costly or impractical.

We would be responsible for any patent litigation costs.  Our License Agreement with UCONN does not provide for indemnification of the Company by UCONN.  If we were to become involved in a dispute regarding intellectual property, whether ours or that of another company, we may have to participate in legal proceedings in the United States Patent and Trademark Office or in the United States or Canadian courts to determine any or all of the following issues: patent validity, patent infringement, patent ownership or inventorship.  These types of proceedings may be costly and time consuming for us, even if we eventually prevail.  If we do not prevail, we might be forced to pay significant damages, obtain a license, if available, or stop making a certain product.  From time to time, we may prosecute patent litigation against others and as part of such litigation, other parties may allege that our patents are not infringed, are invalid and are unenforceable.  We also rely on trade secrets, proprietary know-how and confidentiality provisions in agreements with employees and consultants to protect our intellectual property.  Such parties may not comply with the terms of their agreements with us, and we may not be able to adequately enforce our rights against these parties.

Our results may fluctuate significantly and be unpredictable.

Assuming that we are able to finish development of the POET platform technology and commence its exploitation, we will likely experience in the future significant quarterly fluctuations in our results of operations. Our results may fluctuate because of a variety of factors. Such factors include:

•                  the timing of entering into agreements with licensees;

•                  the financial terms and delivery schedules of our agreements with licensees;

•                  the demand for products that incorporate our technology;

•                  the mixture of license fees, royalties, revenues from the sale of development systems and fees from services;

•                  the introduction of new technology by us, our licensees or our competition;

•                  the timing of orders from and shipments to systems companies of POET-based devices from semiconductor manufacturers;

•                  the sudden technological or other changes in the semiconductor industry; and

•                  new litigation or developments in current litigation.

In future periods, our operating results may not meet the expectations of public market analysts or investors. In such an event the market price of our shares could be materially adversely affected.

We anticipate that licenses of our POET platform to a relatively limited number of customers will account for a significant portion of our total net revenues.

Once our POET technology is fully developed, we expect that a relatively small number of customers will account for a significant portion of our future net revenues in any particular period.  Due to this, some of the following may reduce our future revenues or adversely affect our business:

•                  reduction in scope, delay in completion or cancellation of licenses to one or more potentially significant customers;

•                  development by one or more of our potentially significant customers of other technologies for current or future products;

•                  loss of one or more of our potentially significant customers or a disruption in our licensing activities;

•                  failure of one or more of our potentially significant customers to make timely payment of our invoices; and

•                  failure of one or more of our customers to implement our technology in products successfully, thus limiting any potential royalty income.

We cannot be certain that any potential customer will license technology from us, or, once established as a customer, that they will generate further income to us by means of further licenses or royalties.

Our success will depend substantially on systems companies.

Our future success will depend substantially on the acceptance of our technology by systems companies, particularly those which develop and market electronic products in the defense, wireless, consumer electronics and networking markets where demand may be highly cyclical. The reason for this dependence is that sales of POET-based devices by semiconductor manufacturers to systems companies directly affect the amount of royalties we might receive. We are subject to many risks beyond our control that may influence the success or failure of a particular systems company. These risks include:

•                  competition faced by the systems company in its particular industry:

•                  the engineering and marketing capabilities of the systems company;

•                  market acceptance of the systems company’s products;

•                  technical challenges unrelated to our technology faced by the systems company in developing its products; and

•                  the financial and other resources of the systems company.

It will likely take a long time to persuade systems companies to accept our POET technology and, even if accepted, we cannot assure you that our technology will be used in a product that is ultimately brought to market. Furthermore, even if our technology is used in a product brought to market, we cannot assure you that such product will be commercially accepted or result in significant royalties to us. Demand for our intellectual property may also be affected by consolidation in the integrated circuit and related industries, which may reduce the aggregate level of purchases of our intellectual property components and services by the combined companies.

Competition — we may not be able to compete successfully in the future.

Our target markets are intensely competitive and characterized by rapid technological change. We cannot assure you that we will have the financial resources, technical expertise or marketing or support capabilities to compete successfully in the future. Competition is based on a variety of factors including price, performance, features, software availability, marketing, customer support, name recognition and financial strength. Further, given our contemplated reliance on semiconductor manufacturers, our competitive position is dependent on their competitive position. In addition, semiconductor manufacturers are not expected to license our architecture exclusively, and several of them also design, develop, manufacture and market semiconductor devices based on their own architectures or on other non-POET technologies.

Our future capital needs may require us to seek debt financing or additional equity funding which, if not available, could cause our business to suffer.

From time to time, we may be required to raise additional funds for our future capital needs through public or private financing, strategic relationships or other arrangements. There can be no assurance that the funding, if needed, will be available on attractive terms, or at all. Furthermore, any additional financing arrangements may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require us to relinquish our rights to certain of our technologies or products. Our failure to raise capital when needed could have a material adverse effect on our business.

We are dependent on key personnel and the loss of any of these individuals could adversely affect the Company.

The Company’s ability to continue its development of potential products, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management and technical personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company’s growth will depend on the efforts of its senior management, particularly its President, Leon Pierhal; Executive Chairman and Interim Chief Executive Officer, Peter Copetti; Chief Scientist, Dr. Geoffrey Taylor; and other officers and members of Dr. Taylor’s team.  The Company has entered into a consulting agreement with Dr. Taylor, who is on the faculty at UCONN and employment agreements with Messrs. Pierhal and Copetti.  If the Company loses the services of key personnel through loss of life, impairment or resignation, it may be unable to replace them, and its business could be negatively affected.

We will be highly dependent upon collaborative partners to develop and commercialize products using our POET Technology.

A key part of our strategy is to form collaborations with semiconductor, defense and electronics companies that will assist us in developing, testing, and commercializing the POET platform. We currently have a collaborative agreement for process development with BAE Systems, Nashua, New Hampshire (“BAE”), which provides for the joint development program of the Company’s POET technology and undivided 50% joint interest in intellectual property jointly developed thereunder (subject to the Company’s and its subsidiaries’ obligations to UCONN), with royalties running from each to the other in connection with revenues generated from the intellectual property.  BAE is not an exclusive development partner.  We anticipate adding new development partners for the commercial sector.  If we are unable to do this in a timely basis, we may be delayed in one or all stages of our progress, which could prove costly both operationally and strategically.

We expect to negotiate specific ownership rights with respect to the intellectual property developed as a result of the collaboration with each partner. While ownership rights will likely vary from program to program, in general we will seek to retain ownership rights to developments directly relating to POET and our partner will retain rights specific to the application under development.

Despite our existing development agreement with BAE, we cannot make any assurances that:

•                  we will be able to enter into additional collaborative arrangements to develop products utilizing our POET technology;

•                  any existing or future collaborative arrangements will be sustainable or successful;

•                  the applications contemplated in collaborative arrangements will be further developed by partners in a timely fashion;

•                  any collaborative partner will not infringe upon our intellectual property position in violation of the terms of the collaboration contract; or

•                  milestones in collaborative agreements will be met and milestone payments, if any, will be received.

If we are unable to obtain development assistance and funds from other companies to fund a portion of our development costs and to commercialize our technology, we may be required to delay, curtail, or stop development of our projects.

We face risks from failures in the device manufacturing processes of our customers.

The fabrication of integrated circuits, particularly those made of gallium arsenide (“GaAs”), is a highly complex and precise process. Integrated circuits incorporating the POET platform are primarily manufactured on wafers made of GaAs. Compared to the manufacturing of silicon integrated circuits, GaAs technology is less mature and more difficult to design and manufacture within specifications in large volume. In addition, the more brittle nature of GaAs wafers can result in lower manufacturing yields than with silicon wafers. Further, during manufacturing, each wafer is processed to contain numerous integrated circuits or which may also result in lower manufacturing yields. As a result, our customers utilizing POET GaAs wafers may reject or be unable to sell a substantial percentage of wafers or the die on a given wafer because of, among other factors:

•                  minute impurities;

•                  difficulties in the fabrication process, such as failure of special equipment, operator error or power outages;

•                  defects in the masks used to print circuits on a wafer;

•                  electrical and/or optical performance; or

•                  wafer breakage.

Our future customers may experience similar difficulty in maintaining acceptable manufacturing yields, which in turn may hinder adoption of our POET platform for cost or yield reasons.

Our POET platform incorporates technology licensed from third parties.

We incorporate technology (including software) licensed from a limited number of third parties in the deployment of our POET platform, including from UCONN.  We could be subjected to claims of infringement regardless of our lack of involvement in the development of the licensed technology.  Although a third-party licensor may, in some cases, indemnify us if the licensed technology infringes on another party’s intellectual property rights, such indemnification is typically limited in amount and may be worthless if the licensor becomes insolvent.  Our agreement with UCONN does not provide for indemnification of us for intellectual property infringement. Furthermore, any failure of third-party technology to perform properly would adversely affect the development or exploitation of POET.

Our intellectual property indemnification practices may adversely impact our business.

We expect to be required to indemnify our customers for certain costs and damages of intellectual property rights in circumstances where one of our products is the factor creating the customer’s infringement exposure.  This practice may subject us to significant indemnification claims by our customers.  In some instances, our technology may be utilized to manufacture devices by our customers that comply with international standards.  These international standards are often covered by patent rights held by third parties, which may include our competitors.  The costs of obtaining licenses from holders of patent rights essential to such international standards could be high.  The cost of not obtaining such licenses could also be high if a holder of such patent rights brings a claim for patent infringement.  We are not aware of any claimed violations on our part. However, we cannot assure you that claims for indemnification will not be made or that if made, such claims would not have a material adverse effect on our business, results of operations or financial condition.

We may be subject to information technology failures that could damage our reputation, business operations and financial condition.

We rely on information technology for the effective operation of our business.  Our systems are subject to damage or interruption from a number of potential sources, including natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, cyber attacks, sabotage, vandalism, or similar events or disruptions.  Our security measures may not detect or prevent such security breaches.  Any such compromise of our information security could result in the unauthorized publication of our confidential business or proprietary information, result in the unauthorized release of customer, supplier or employee data, result in a violation of privacy or other laws, expose us to a risk of litigation or damage our reputation.

Although safeguards exist, third parties with which we currently conduct business may have access to certain portions of our sensitive data.  In the event that these third parties do not properly safeguard our data that they hold, security breaches could result and negatively impact our business.  In addition, our inability to use or access these information systems at critical points in time could unfavorably impact the timely and efficient operation of our business, which could negatively affect our business and operating results, operations and financial results.

The high cost of building advanced semiconductor manufacturing facilities may limit the number of foundries as potential customers for our POET platform.

The cost of developing leading-edge manufacturing facilities and processes needed for building advanced chips is rising. Some of our potential foundry customers may delay or cancel plans for expanding current processes or developing new manufacturing processes, which, if done, may reduce our licensing opportunities.  In addition, the bargaining power of the remaining foundries with advanced manufacturing facilities would be increased. This could make it harder for us to win profitable licensing deals with these foundries, further reducing both licensing and royalty revenue.

There are foreign exchange risks associated with our Company.

Because we have historically raised funds in both the Canadian and U.S. markets, a portion of our costs are denominated in Canadian dollars and our funding is subject to foreign exchange risks.  A decrease in the value of the U.S. dollar relative to the Canadian dollar could affect our costs and potential future profitability.  We do not currently hold forward exchange contracts or other hedging instruments to exchange foreign currencies for U.S. dollars to offset potential currency rate fluctuations.

Risks Related to Our Common Stock

Our stock price has been and may continue to be volatile.

The trading price for our common stock on the TSX Venture Exchange (“TSXV”) has been and is likely to continue to be highly volatile.  Although we are registering our stock with the U.S. Securities Exchange Commission (“SEC”), no significant U.S. market may develop, and if such a market develops, prices on that market are also likely to be highly volatile.  The market prices for securities of early stage technology companies have historically been highly volatile.

Factors that could adversely affect our stock price include:

•                  fluctuations in our operating results;

•                  announcements of partnerships or technological collaborations and announcements of the results or further actions in respect of any partnerships or collaborations, including termination of same;

•                  innovations by us or our competitors;

•                  governmental regulation;

•                  developments in patent or other proprietary rights;

•                  the results of technology and product development testing by us, our partners or our competitors;

•                  litigation;

•                  general stock market and economic conditions;

•                  number of shares available for trading (float); and

•                  inclusion in or dropping from stock indexes.

As of April 30, 2014, our 52-week high and low closing market price for our common stock on the TSXV was CA$2.87 (US$2.611) and CA$0.315 (US$0.2866), respectively, based on the closing exchange rate of $0.9098 on April 30, 2014.

The Company has historically obtained, and expects to continue to obtain, its requisite additional financing primarily by way of sales of its equity, which may result in significant dilution to existing shareholders.

The Company has not earned profits, so its ability to finance operations is chiefly dependent on equity financings. Since the change in the board of directors and decision to discontinue the solar operations in June 2012, the Company has raised over CA$17,584,870 (US$17,163,844) in equity financing in support of the POET initiative, which has resulted in significant dilution to existing shareholders.  Further equity financings will also result in dilution to existing shareholders, and such dilution could be significant.

Future sales of common stock or warrants, or the prospect of future sales, may depress our stock price.

Sales of a substantial number of shares of common stock or warrants, or the perception that sales could occur, could adversely affect the market price of our common stock. Additionally, as of March 31, 2014, there were outstanding options to purchase up to 19,407,750 shares of our common stock that are currently exercisable and additional outstanding options to purchase up to 4,150,000 shares of common stock that are exercisable over the next several years.  As of March 31, 2014, there were outstanding warrants to purchase 42,378,312 shares of our stock. The holders of these options and warrants have an opportunity to profit from a rise in the market price of our common stock with a resulting dilution in the interests of the other shareholders. The existence of these options and warrants may adversely affect the terms on which we may be able to obtain additional financing. The weighted average exercise price of issued and outstanding options is CA$0.40 and the weighted average exercise price of warrants is CA$0.60, which compares to the CA$1.36 (US$1.22) market price at closing on March 31, 2014.

Dilution through exercise of share options could adversely affect the Company’s shareholders.

Because the success of the Company is highly dependent upon its employees, the Company has granted to some or all of its key employees, directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  As of March 31, 2014, there were 23,557,750 share purchase options outstanding with a weighted average exercise price of CA$0.3983 and 42,378,312 share purchase warrants outstanding with a weighted average exercise price of CA$0.60. If all of these securities were exercised, an additional 65,936,062 common shares would become issued and outstanding. This represents an increase of 30.77% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The risks associated with penny stock classification could affect the marketability of the Company’s common shares and shareholders could find it difficult to sell their shares.

The Company’s common shares are subject to “penny stock” rules as defined in 1934 Securities and Exchange Act Rule 3a51-1. The SEC adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

The rights of our shareholders may differ from the rights typically afforded to shareholders of a U.S. corporation.

We are incorporated under the Business Corporations Act (Ontario) (the “OBCA”).  The rights of holders of our common shares are governed by the laws of the Province of Ontario, including the OBCA, by the applicable laws of Canada, and by our Articles of Continuance and all amendments thereto (collectively, the “Articles”), and our by-laws (the “By-laws”).  These rights differ in certain respects from the rights of shareholders in typical U.S. corporations.  The principal differences include without limitation the following:

Under the OBCA, we have a lien on any common share registered in the name of a shareholder or the shareholder’s legal representative for any debt owed by the shareholder to us.  Under U.S. state law, corporations generally are not entitled to any such statutory liens in respect of debts owed by shareholders.

With regard to certain matters, we must obtain approval of our shareholders by way of at least 66 2/3% of the votes cast at a meeting of shareholders duly called for such purpose being cast in favor of the proposed matter.  Such matters include without limitation: (a) the sale, lease or exchange of all or substantially all of our assets out of the ordinary course of our business; and (b) any amendments to our Articles including, but not limited to, amendments affecting our capital structure such as the creation of new classes of shares, changing any rights, privileges, restrictions or conditions in respect of our shares, or changing the number of issued or authorized shares, as well as amendments changing the minimum or maximum number of directors set forth in the Articles.  Under U.S. state law, the sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation generally requires approval by a majority of the outstanding shares, although in some cases approval by a higher percentage of the outstanding shares may be required.  In addition, under U.S. state law the vote of a majority of the shares is generally sufficient to amend a company’s certificate of incorporation, including amendments affecting capital structure or the number of directors. Under certain circumstances the Board of Directors may also have the ability to change the number of directors under U.S. state law.

Pursuant to our By-laws, two persons present in person or represented by proxy and each entitled to vote thereat shall constitute a quorum for the transaction of business at any meeting of shareholders.  Under U.S. state law, a quorum generally requires the presence in person or by proxy of a specified percentage of the shares entitled to vote at a meeting, and such percentage is generally not less than one-third of the number of shares entitled to vote.

Under rules of the Ontario Securities Commission, a meeting of shareholders must be called for consideration and approval of certain transactions between a corporation and any “related party” (as defined in such rules).  A “related party” is defined to include, among other parties, directors and senior officers of a corporation, holders of more than 10% of the voting securities of a corporation, persons owning a block of securities that is otherwise sufficient to affect materially the control of the corporation, and other persons that manage or direct, to a substantial degree, the affairs or operations of the corporation.  At such shareholders’ meeting, votes cast by any related party who holds common shares and has an interest in the transaction may not be counted for the purposes of determining whether the minimum number of required votes have been cast in favor of the transaction.  Under U.S. state law, a transaction between a corporation and one or more of its officers or directors can generally be approved either by the shareholders or a by majority of the directors who do not have an interest in the transaction.  Corporations that are listed on a U.S. securities exchange or are quoted on NASDAQ may also be required to have transactions with officers and directors and other related party transactions reviewed by an audit committee comprised of independent directors.

There is no limitation imposed by our Articles or other charter documents on the right of a non-resident to hold or vote our common shares.  However, the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement

Implementation Act (the “WTOA Act”), generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act, unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be a net benefit to Canada. An investment in our common shares by a non-Canadian would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of our assets were CA$5.0 million or more.  However, an investment in our shares by a national of a country (other than Canada) that is a member of the World Trade Organization or has a right of permanent residence in such a country (or by a corporation or other entity that is a “WTO Investor-controlled entity” pursuant to detailed rules set out in the Investment Act) would be reviewable at a higher threshold of CA$223 million in assets, except for certain economic sectors with respect to which the lower threshold would apply.  A non-Canadian, whether a national of a WTO member or otherwise, would acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of our common shares.  The acquisition of less than a majority, but at least one-third of our common shares, would also be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of voting shares.  The United States is a WTO Member for purposes of the Investment Act.  Certain transactions involving our common shares would be exempt from the Investment Act, including:

•                  an acquisition of our common shares if the acquisition were made in connection with the person’s business as a trader or dealer in securities;

•                  an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

•                  an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged.  Under U.S. law, except in limited circumstances, restrictions generally are not imposed on the ability of non- residents to hold a controlling interest in a U.S. corporation.

As a “foreign private issuer”, the Company is exempt from certain sections of the Exchange Act which results in shareholders having less complete and timely data than if the Company were a domestic U.S. issuer.

As a “foreign private issuer,” as defined under the U.S. securities laws, we are exempt from certain sections of the Exchange Act. In particular, we are exempt from Section 14 proxy rules which are applicable to domestic U.S. issuers. The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K has typically been more limited than the submissions required of U.S. issuers and results in shareholders having less complete and timely data, including, among others, with respect to disclosure of: (i) personal and corporate relationships and age of directors and officers; (ii) material legal proceedings involving the Company, affiliates of the Company, and directors, officers promoters and control persons; (iii) the identity of principal shareholders and certain significant employees; (iv) related party transactions; (v) audit fees and change of auditors; (vi) voting policies and procedures; (vii) executive compensation; and (viii) composition of the compensation committee. In addition, due to the Company’s status as a foreign private issuer, the officers, directors and principal shareholders of the Company are exempt from the short-swing insider disclosure and profit recovery provisions of Section 16 of the Exchange Act. Therefore, these officers, directors and principal shareholders are exempt from short-swing profits which apply to insiders of U.S. issuers. The foregoing exemption results in shareholders having less data in this regard than is available with respect to U.S. issuers.

If the Company is characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described below in “ITEM 10.E. Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Status”, if for any taxable year our passive income, or the value of our assets that produce (or are held for the production of) passive income, exceed specified levels, we may be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including gain on the disposition of our common shares being treated as ordinary income and any resulting U.S. federal income tax being increased by an interest charge. Rules similar to those applicable to dispositions generally will apply to certain “excess distributions” in respect of our common shares.

ITEM 4.                INFORMATION ON THE COMPANY

A.  History and Development of the Company

The legal and commercial name of the Company is POET Technologies Inc.  The Company was originally incorporated under the British Columbia Company Act on February 9, 1972 as Tandem Resources Ltd.  On November 14, 1985, Tandem Resources Ltd. amalgamated with Stanmar Resources Ltd. and Keezic Resources Ltd., to continue as one company under the name Tandem Resources Ltd. under the British Columbia Company Act.  By Articles of Continuance dated January 3, 1997, Tandem Resources Ltd.

was continued under the OBCA.  By Articles of Amendment dated September 26, 2006, Tandem Resources Ltd. changed its name to OPEL International Inc.  By Certificate of Continuance dated January 30, 2007, OPEL International Inc. was continued under the New Brunswick Business Corporations Act.  By Articles of Continuance dated November 30, 2010, OPEL International Inc. was continued under the OBCA and changed its name to OPEL Solar International Inc.  By Articles of Amendment dated August 25, 2011, OPEL Solar International Inc. changed its name to OPEL Technologies Inc. By Articles of Amendment dated July 23, 2013, OPEL Technologies Inc. changed its name to POET Technologies Inc.

The Company has two U.S. subsidiaries, OPEL Solar Inc. (“OPEL Solar”) and ODIS Inc. (“ODIS”).  ODIS is wholly-owned subsidiary of OPEL Solar, which in turn is wholly owned by the Company.

Until recently, the Company was engaged principally in two distinct businesses: (1) the development and marketing of concentrating solar panels as well as single and dual axis solar tracking systems for commercial solar applications and (2) the development of a GaAs microchip technology with potential for use in numerous applications.  Through our subsidiary OPEL Solar, we focused on the solar business, which included designing, manufacturing and marketing high concentration photovoltaic (“HCPV”) panels as well as manufacturing and marketing single and dual axis solar trackers used to mount solar panels.  Through our subsidiary ODIS, we focused on the design of a platform technology capable of addressing multiple technology markets, the first market application being an infrared sensor type product for the military with industrial applications to follow, achieved through the development of GaAs-based processes and semiconductor microchip products with several potential market applications.

During the fiscal years 2011 and 2012, however, the Company experienced decreasing margins within the solar industry due to (i) the trimming of the subsidies for new energy technologies that had sustained OPEL Solar and (ii) the development of a large solar product inventory in the marketplace.  During this time, the Company enacted aggressive cost cutting measures in its solar division and redirected the business of OPEL Solar from being a concentrated solar photovoltaic (“CPV”) panel provider into a solar tracker provider.  In June 2012, a special committee of the Board of Directors was established to explore the divestiture of the solar division.

On December 14, 2012, the Company and its subsidiary OPEL Solar agreed to sell the non-cash assets used in connection with the operation of OPEL Solar’s single axis solar power tracker business to Northern State Metals, through its subsidiary Tracker Acquisition, Inc., for the aggregate purchase price of $1,000,000, subject to adjustment.  In April 2013, the Company disposed of the remaining sold solar assets in consideration of the assumption of the associated disposal group liabilities.  Following the disposal of all solar assets and operations, we no longer rely on any suppliers or other partners within the solar industry.

During our divestiture of OPEL Solar assets, the Board of Directors made a strategic decision to focus all efforts on the POET process.  POET is a proprietary process that is intended to address the needs of speed, size, energy and cost efficiency associated with the current silicon-based technology with a view to surmounting the hurdles of expanding silicon-based chip technology to fit the needs of product developers.  Going forward, developing and monetizing the POET program, which had already received several grants from U.S. governmental bodies, will be the main focus of the Company.  In our development of the POET process, we rely currently on our relationships with UCONN and BAE, each of which is more thoroughly described herein.

Our capital expenditures for continuing operations, which principally consist of purchases of research and development equipment and instrumentation, from the beginning of the Company’s last three financial years as follows:

Period	Capital Expenditure	Purpose
Fiscal 2013	$882,860	Instruments and Equipment
Fiscal 2012	$28,352	Office Equipment
Fiscal 2011	$1,647	Manufacturing Equipment

The Company’s registered office is located at Suite 501, 121 Richmond Street West, Toronto, Ontario, Canada M5H 2K1 and its phone number is (416) 368-9411.  The Company’s operations office is located on the campus of the University of Connecticut, PO Box 555, Storrs-Mansfield, CT 06268 and its phone number is (203) 612-2366.

B.  Business Overview

Corporate Overview

The Company is a fabless semiconductor company developing a novel semiconductor technology called POET (Planar Opto Electronic Technology) which is anticipated to allow the integrated fabrication of digital, analog and optical components on a single integrated circuit (“IC” or “die”), a capability that is not offered by the processes and materials commonly used in the industry today.

Formerly, the Company had been focused on concentrating solar panels and solar tracking technology.  In 2012, however, the Company made the strategic decision to divest itself of the solar division, sell all solar-related assets and focus on semiconductor research.  The Company is incorporated under the laws of the Province of Ontario and is currently traded on the TSXV.  We conduct our research activities primarily through ODIS, our subsidiary.  Descriptions of the Company include the operations of both ODIS and OPEL Solar unless otherwise indicated.

As a result of our strategic divestiture of the solar division and our focus on our POET platform, our continuing operations are focused on a market in which we have a limited operating history.  We are not currently profitable and have incurred losses since our inception.  We anticipate incurring losses for the foreseeable future until we are able to commercialize our technology, which may not occur, and may sustain losses after commercialization.  If we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

The POET platform allows the simultaneous fabrication of electronic and optical devices on a single integrated circuit, an achievement that has not been accomplished using the silicon-based technologies currently dominating the market.  Key benefits of the ability to integrate electronic and optical devices are anticipated to include: (i) faster semiconductor device speeds; (ii) lower device output power; (iii) decreased need for device cooling; (iv) greater reliability; and (v) total system cost reductions.  With POET’s materials system incorporating periodic table element groups III, IV and V (“Group III-V”), we expect that active optical elements and high-performance electronic elements can be packed in a single integrated circuit built around a GaAs wafer at a density similar to that of silicon, the market’s traditional integrated circuit material.

POET is being developed to be differentiated from competing semiconductor processes such as silicon, GaAs, or indium phosphide, however, by its more comprehensive set of functional capabilities and its ability to integrate them.  Unlike existing processes which require the use of multiple chips, circuit boards or sub-systems being linked together by either physical snap connections or multiple cable connections that (i) produce the potential for multiple points of failure, (ii) require more space, increasing the physical end product size and (iii) require greater amounts of power with the attendant production of excess heat, thus demanding additional space for cooling and ventilation, we anticipate that POET will be able to integrate lasers, modulators, photoreceivers and passive optics as well as high-speed, low-power electronics on one monolithically-fabricated die.  This would allow POET ICs, when fully developed, to demonstrate a lower cost structure, increased power savings and increased reliability.

The fabrication of integrated circuits made of GaAs, however, is a more highly complex and precise process. Compared to the manufacturing of silicon integrated circuits, GaAs technology is less mature and more difficult to design and manufacture within specifications in large volume. In addition, the more brittle nature of GaAs wafers can result in lower manufacturing yields than with silicon wafers. During manufacturing, each wafer is processed to contain numerous integrated circuits or which may also result in lower manufacturing yields.

Adopters of our POET technology in the market will face difficulties in adapting to the larger semiconductor wafer sizes required for volume production of devices.  Although GaAs has many advantages over silicon and the integration resulting from our POET technology is expected to provide advantages over the current, silicon-based, multi-circuit semiconductor model, device manufacturers may need to reconfigure how they embed semiconductors using our POET technology in their products.  This could delay or deter semiconductor manufacturers in adopting the POET technology.

The Company has 30 patents issued and 9 patents pending for its semiconductor POET platform, which is currently being developed through ODIS.  The Company has licensed the intellectual property portfolio developed by our Chief Scientist and Director, Dr. Geoff Taylor, at UCONN.  We believe that our patent and trade secret protection on POET, together with ODIS’s specific design knowledge using POET elements, will provided us with a large, defensible barrier to outside competition.

We expect to incur additional losses and require additional financial resources to complete development.  The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis.  It is not possible to predict the outcome of future research and development activities or the financing thereof.

Research and Development Activities

The Company is currently conducting research and development for its POET platform, which allows for the construction of semiconductors with the potential to service a wide array of devices.  The Company has been awarded more than a dozen U.S. Department of Defense and National Aeronautical and Space Administration’s (“NASA”) Small Business Innovation Research (“SBIR”) grants since 2000, which have supported the initial development of the POET process, infrared sensing technology, sensor/laser development and the combination of electronic circuits and lasers on the same microchip.  The Company has made the strategic decision to reduce its dependency on SBIR grants.  We remain active, however, in the military sector, with projects underway with the U.S. Government, namely NASA and our partner BAE, a major defense contractor.

The Company conducts most of its own research and development activities through its facilities on the campus of UCONN in Storrs-Mansfield, Connecticut.  The Storrs-Mansfield facility is dedicated to semiconductor development.  In addition, the Company will contract specific projects with third-party research and development organizations, such as BAE.

We have produced working device prototypes in our development laboratories at the UCONN to prove the functionality of the POET process.  We are now transitioning the device technology into development of a completely integrated platform, utilizing funds provided by NASA as well as from the Company’s general funds and facilities provided by our development partner, BAE.  Throughout the transition process, the Company will continue to use its UCONN research and development facility, or other such laboratory facilities, in our effort to produce scalable commercial integrated circuit prototypes.  We currently expect to produce a functional integrated circuit by June 2014, although no assurances can be given that such project will be completed on a timely basis, if at all.  These prototypes are targeted to demonstrate the Company’s position as a sole source provider meeting specific product application needs and are anticipated to be used to help initiate our marketing efforts.

In 2011, all U.S. government contractors, including ODIS, were notified that funding to continue ongoing projects would see dramatic cuts throughout 2011 and possible termination in 2012.  ODIS began experiencing such cutbacks in financial support to projects throughout 2011, including our project with BAE, which by the end of 2011 was no longer funded.  Recognizing the importance this development effort has to the overall future of the POET project, funds were redirected to continue this project while alternative sources of funding were being sought.  In April 2012, we received a Phase II award of $750,000 from NASA to continue developing radiofrequency and optical phased arrays using the POET platform, and work began under this award during the third quarter of 2012.

In June 2011, BAE independently produced operational transistors on GaAs wafers, further validating critical components of the POET process.  By June 2011, ODIS, under the supervision of Dr. Geoffrey Taylor, had completed several wafers containing multiple devices produced with POET Technology.  In August 2011, BAE ran a fabrication lot of five wafers using POET.  Chips were produced from these wafers and tested to further validate the varied capabilities and devices developed utilizing the POET platform.  We believe ODIS has made significant progress regarding POET as it pertains to its advancements in optical interconnection of high speed circuits, making it possible to implement an optical interface as a single chip to connect existing complementary metal oxide semiconductor (“CMOS”) processors.

In December 2012, ODIS produced an integrated laser device, the first Vertical Cavity Laser (“VCL”) utilizing POET, the basis for chip-to-chip interconnection, and complementing other optoelectronic devices already demonstrated by ODIS — including heterostructure field effect transistors (“HFETs”), optical thyristors, pulsed lasers, and super-radiant light emitting devices.

In March 2013, the Company achieved in the laboratory radio frequency and microwave operation of both n-channel and p-channel transistors. With this achievement, POET extended the capability of its monolithic platform to cover integration of a complete range of wavelength-division multiplexed (“WDM”) capable optoelectronic devices and functions. This is in addition to complementary electronics based on n-channel and p-channel transistors as either field effect transistors (“FETs”) or bipolar devices. Specifically for this internal milestone, 3-inch POET wafers fabricated at BAE yielded submicron n-channel and micron-sized p-channel transistors operating at frequencies of 42 GHz and 3 GHz respectively.  We believe that these operating frequencies can be improved even further with subsequent development.

In June 2013, the Company achieved in-the-laboratory integration of the complementary inverter, the basis for on-chip logic. Specifically, we demonstrated complementary heterostructure field effect transistor (“HFET”) based inverter operation using the POET process.  These achievements have been identified and evaluated internally and by our partner BAE.

In October 2013, the Company reported to its shareholders progress on demonstrating a fast-signal switchable laser transmitter for standard optical fibre telecommunications applications. The Company also reported to its shareholders significant progress on fabrication of its optical thyristor-based infrared detector array with its third-party fabrication partner.  The Company’s reported progress to shareholders has not been independently verified.

At the same time, the Company reported to its shareholders success in realizing submicron device operation at the 200-nm scale, introducing, in parallel, specific milestones associated with reducing feature size further to the 100-nm range in scale.

On April 7, 2014, the Company reported to its shareholders that the Company had made the POET Technology Design Kit documentation, comprised of a comprehensive device parameter library on the use of the POET platform, available to the industry.  This milestone is expected to help licensed designs incorporating POET technology to proliferate.  The information is only available under non-disclosure agreements with current and potential partners and customers for the express purpose of evaluation and migration of the POET platform.

Each subsequent device demonstrated by POET has been designed to increase the range of procedures in its design kits, increasing the attractiveness of POET for adoption in semiconductor foundry process libraries. Currently the Company is focused on developmental work leading to device fabrication at the 100-nm scale.  The 100-nm goal is matched to the state-of-the-art commercial III-V foundry capabilities and is expected to demonstrate a significant speed improvement together with lower power consumption by a factor ranging from 4 to 10 depending on the application as compared to silicon at smaller nodes.

POET Technology

POET is based on a novel Group III-V materials structure that is anticipated to provide an optoelectronic mixed-signal process that can integrate high-performance analog and digital electronics with high-performance active optical elements.  We believe that POET ICs will enable integration of a dense mix of active optical elements and optical waveguides together with logic and mixed-signal elements on a single chip, in one serial fabrication process.

Current Market Technology

Currently, suppliers of optoelectronic subsystems use hybrid integration manufacturing technology.  With hybrid technology, a number of components are individually manufactured and tested, then assembled together to form the desired subsystem.  An example of such a component is the physical interface for a 10 gigabit/sec Ethernet connection.  The subsystem requires several component elements, as illustrated below.  The result is intrinsically high in cost when compared with an integrated solution.

“PIN”	-	PIN diode photodetector
“TIA”	-	Trans-Impedance Amplifier
“LA”	-	Limiting Amplifier
“CMOS”	-	Complementary Metal Oxide Semiconductor
“Serdes”	-	Serializer and Deserializer
“CDR”	-	Clock and Data Recovery
“LD”	-	Laser Diode
“LDD”	-	Laser Diode Driver

Since each individual component in a hybrid semiconductor has to be individually manufactured and tested, the price of each component represents a fully-loaded manufacturing process, including the manufacturer’s margin.  Typically, module assemblers purchase components from other manufacturers that make their only profit on the component sale.  The module assembly process itself is a complex, labor-intensive process, resulting in a significant rate of faulty assemblies.  As a result of this cascade of cost elements, optoelectronic subsystems built using hybrid technology are relatively costly and limited in volume.  While hybrid technology has advantages for small market applications where relatively high costs are offset by the functional flexibility of being able to use multiple different technologies, hybrid technology is unable to address higher volume, cost-sensitive applications.

The POET Integrated Solution

We are developing POET to integrate all of the optoelectronic subsystem elements of a semiconductor onto a single, mixed-signal chip.  The POET process’s anticipated ability to integrate high-performance analog and digital electronics with high-performance active optical elements permits one serial manufacturing process, as diagramed below.

The elements of the receive side of the hybrid solution are replaced in the planned POET implementation by a photoreceiver formed from a single Optical Thyristor (“OT”) device.  The CDR is also formed using an OT—based device.  In the transmit direction, the clock multiplication block will be formed using an OT-based device, while the optical transmitter will be based on an OT laser.  All of these elements are expected to be formed in one single semiconductor fabrication process.  Within the same POET process, arbitrary numbers of high-performance transistors may be formed to implement the Serdes and any other required electronic functions.

POET’s goal of implementing complex, multi-functional optoelectronic subsystems in one serial manufacturing process is expected to be achieved at less cost than competing products built using hybrid technology.  POET device yield is targeted to approximate silicon. This would give the Company a technology basis that is powerful, economical to produce and extensible in generations.  Capitalizing on POET capabilities, the Company plans to develop and offer products into the communications, optoelectronic, radiofrequency/wireless, sensor and imaging markets.

The key elements to be integrated in the POET process, all targeted to be simultaneously available for design, are:

•                  The Optical Thyristor;

•                  Complementary High Electron Mobility Transistors and Heterojunction Bipolar Transistors; and

•                  Dielectric Isolation.

Optical Thyristor

The OT is the backbone of the development of the POET platform.  The OT is a multiple-use, four-terminal device having both optical and electrical inputs and optical and electrical outputs.  Depending on application and design, an OT could be a (i) laser, (ii) an optical amplifier, (iii) a photoreceiver, or (iv) have multiple electrical operations, as detailed below.  An additional anticipated aspect of the POET OT in development is a process step that allows for emission and reception of light in-plane, parallel to the chip surface.  Lasers and photoreceivers may either be designed with vertical emission, or use this step to have in-plane emission. This step would allow on-chip optical interconnections and would also support a low-cost multiple-fiber attachment system that the Company has designed.

Various modifications of the basic POET epitaxial structure are being designed to support emission or reception at wavelengths of 980, 1310 or 1550 nanometeres.  ODIS’s structure and fabrication also is being developed to provide detection and emission from the 3 to 20 micrometer band via the attributes of its quantum well structure.

OT Lasers

POET lasers are being developed to be a third-generation fabrication that uses an implant confinement technique and improve efficiency and reliability over the proton-confined and oxide-confined devices currently available.  Either vertical emission or in-plane emission are anticipated to be employed, depending on design needs.  When the in-plane feature is employed, vertical cavity lasers are formed in stripe geometries and have end emission.  Such vertical cavity traveling wave lasers have ratios of peripheral length to active area higher than conventional circular vertical-cavity surface-emitting lasers, thus dissipating power more readily and resulting in higher reliability components having longer life.  All POET lasers are being developed to be driven by a logic voltage signal, further lowering power requirements and increasing efficiency.

OT Photoreceivers

As photoreceivers, OTs have high sensitivity, are self-contained and do not require trans impedence amplifiers, which convert current to voltage to produce usable outputs.  Incident light of adequate intensity will produce a direct electrical logic signal.  Semiconductor optical amplification provides signal gain and the OT provides the thresholding function.  All optical OT structures can be made selectively as transmitters or photoreceivers, further adding to POET integrated circuit flexibility.  The in-plane emission feature of POET allows easy connection to on-chip passive waveguides.  This waveguide technology design features enlarged waveguide apertures to facilitate ease of coupling to single mode fibers with low device insertion loss.  This feature is also part of POET’s low-cost multiple fiber attachment technology via waveguides.  We are developing a packaging technology that we anticipate will match this horizontal input/output coupling in order to further maintain the cost-effective approach.

OT Electrical Applications

The POET OT is being developed to also act as an electronic device in memory, digital logic and millimeter-wave oscillator applications.  OTs can form single-device static random-access memory cells and can be designed for bistable logic uses.  An OT with an optical cavity forms a low-noise voltage controlled oscillator.  The ability for OTs to act as comparators is important for high speed analog-to-digital converter designs.  The POET platform is targeted to enable manufacturers to develop the internal components required within their product offerings (e.g., handhelds and laptops) to be more reliable, operate faster, and operate for longer periods of time.

Transistors

POET-based transistors are designed to suit a wide range of high-performance needs.  Electronic designs are expected to be performed using an arbitrary mix of complementary Heterojunction Bipolar Transistors (“HBT”) or complementary High Electron Mobility Transistors (“HEMT”).

Complementary HEMT Transistors

The POET process is being designed to offer both p-channel and n-channel HEMT devices with complementary threshold voltages.  These devices are expected to be usable in both low-noise radiofrequency applications and in high-speed, low power logic applications.  Complementary HEMT logic has a potential speed-power ratio above that of silicon CMOS, owing to the higher mobility of the HEMT structure, and can form very low power logic running at speeds to over 100 GHz.  This flexibility facilitates the integration of dense logic circuitry with low power, high speed and small size, which allows the combined inclusion of analog circuits and logic circuits in an integrated circuit design, which can improve system performance.

Complementary HBT Transistors

Complementary HBT devices can amplify high-power, high-frequency signals.  HBTs find use in high-frequency power amplifiers such as the ones found in cellular phones.  Unlike current GaAs processes, the POET process is being developed to allow fabrication of complementary HBTs.  Once implemented, POET platform technology could benefit the consumer by extending battery life and reducing the number of internal components required in a product, thereby reducing its manufacturing cost and increasing product reliability.

Dielectric Isolation

One of the POET design elements anticipated to support effective optoelectronic integration is high-quality dielectric isolation (“DI”).  DI “islands” are formed by a deep trench etch through the entire epitaxial structure into the substrate.  Under each active “island” is a layer of oxide produced in the process step in which the lower mirrors are formed.  The electrical coupling path between such dielectric “islands” is through the oxide of one region, through a semi-insulating substrate, then through the oxide of another island.  This DI produces a much higher isolation than the reverse-junction and deep trench isolations of silicon.

High-quality isolation is a principal factor in our being able to produce mixed-signal designs such as optoelectronic transceivers.  Without this isolation, resulting crosstalk between the more sensitive receive section and the higher-powered transmit section can cause implementation problems.  POET DI is being designed to greatly reduce such problems.

Markets and Products

The overall semiconductor market has been projected to grow to $372 billion by 2015 and remains a rapidly growing segment of our economy, according to Global Industry Analysts.  Current research and development spending by the top 10 semiconductor companies has grown to a record-high $28.0 billion, or an equivalent of 16.7% of total semiconductor sales, its highest level in 4-5 years (IC Insights 2013).  Electronics, with sales topping $1,200 billion, generally require semiconductors to achieve success and competitive performance.  Progress in the electronics industry over the past four decades has both driven and been driven by the industry’s ability to create and serve markets with faster, cheaper and smaller monolithic ICs.  Each product advance in turn becomes the driver for the next wave of integrated circuit technology.  Many new generations of integrated circuit technology have increased integrated circuit capabilities and thus those of the products in which they serve.  Advances in personal computers, communications and many consumer devices have been powered by this continual development in semiconductor technology.  Through 2017, the convergence of internet-capable and mobile technologies will drive the strength of the semiconductor device market.

Today however, the traditional semiconductor paradigms may be falling short.  Silicon ICs are not well suited to serve in the arenas of optoelectronics and very high-speed mixed-signal circuits, and currently no adequate monolithic (single-chip) technology exists.  Today’s implementations in these markets are not fully benefiting from the cost savings of integrated technologies, but rather are based in part on hybrid or multi-component approaches.  In the hybrid approach, multiple individual semiconductor components incorporating multiple technologies are interconnected to form circuits satisfying the needs of a particular application.  This approach is used successfully to bring solutions to limited-size markets, particularly those in which performance is at a premium, despite a higher price.  As the need for high-speed services spreads and higher-volume markets continue to emerge, however, this hybrid approach to implementation adds expense.  Hybrid technology may be able to serve the limited-size markets that are able to tolerate higher price tags, but such technology cannot serve truly large, competitive markets.

Today’s semiconductor industry is typically seen as dominated by silicon products, with the silicon integrated circuit industry then being divided into (i) the personal computer and memory segment and (ii) the fabless integrated circuit segment. The fabless segment is then split into a triad of separate industries providing (i) design tools, (ii) integrated circuit designs and (iii) integrated circuit fabrication, all operating independently but synergistically.  While this is a good description of the silicon portion of the semiconductor industry, it is not a model of the whole semiconductor industry.  Left unaddressed are markets for analog, mixed-signal, radio frequency and optical products that are currently served by a combination of non-silicon technologies, including silicon-germanium, GaAs, indium phosphide and gallium nitride, which collectively cover a variety of applications, some of which are described below.  Compared to existing technologies, POET is expected to be more versatile, meaning that POET can potentially be utilized to manufacture many more device types that could require the implementation of on-board optics or radio frequency electronics.

POET technology currently under development has not yet been utilized in production environments, and there are no assurances that our development and marketing efforts will ever result in POET being utilized by any manufacturer or otherwise commercialized.

The Company’s POET platform is being developed to apply in a large portion of this budding semiconductor market as it represents a potential solution to increasing semiconductor performance in an economical and functional manner.  Once developed, the Company’s GaAs-based chip design processes could have several potential major market applications, including: (i) infrared sensor arrays for military as well as Homeland Security monitoring and imaging and (ii) microchips combining optical lasers and electronic control circuits for potential use in various military programs and telecom applications, including within fiber to the home technology.  In the short term, POET’s current development efforts may allow future licensees to address opportunities in the following markets:

•                  Pad, Tablet and Cloud OS-type PC devices—Demand continues to surge for tablet-class and phablet-class devices, and the market for PCs built on cloud-based services, such as Chromebooks, is beginning to heat up. One example of device key to this market, DRAM, is projected at a $43.6 billion market in 2015; logic at $97.6 billion.  Within such devices, POET’s platform is anticipated to allow analog and digital devices to coexist in the same die, thereby reducing the number of parts and increasing functionality and reducing power usage.

•                  Smartphones—3G/4G smartphones are set to impact on the future analog, DSP, logic, and NAND flash memory integrated circuit markets. The mobile phone IC market alone is projected to be $85.4 billion for 2015.  Again, it is anticipated that all portable devices could benefit from using POET’s platform due to the performance and power saving boosts resulting from the integration of analog and digital components.

•                  Digital and Smart TVs—Streaming capability via the Internet will be the must-have technology in 2014; this points to increased revenues for LED drivers, power management ICs, and MCUs/MPUs. MPUs/CPUs are forecast at $73.5 billion for 2015.  Advances in Smart TV technology will require increased bandwidth to the panel technology.  POET enables faster digital device performance and lower power usage.

•                  Smart Grids and Advanced Metering Infrastructure (AMI)—Residential appliances and related electrical systems are now being designed for interaction with power utilities via the Internet and local networks. Smart grid technology investment is forecast to grow 9.5% annually from 2012 through 2017. Smart Grids and AMI devices are small and cost sensitive.  POET may enable manufacturers to reduce the number of parts in such devices, thereby requiring less assembly time and better final product yields.

•                  “Internet of Things”—The identification, monitoring, and control of objects with an addressable Internet protocol has been gaining momentum for over a decade with no abatement. The sensor and actuator semiconductor market, one of the areas impacted by this sector, is projected at $11.4 billion market in 2015.  POET’s low power attribute may be important in the emerging Internet of Things market.

* Note: Data in the first four bullet points was sourced from IC Insights’ IC Market Drivers 2014 Report. Data in the last bullet (sensors/actuators) was sourced from the 2014 edition of IC Insights’ Opto-Sensor-Discrete (O-S-D) Report.

POET technology is designed to address deficiencies in each of these markets through the ability to concurrently support analog and digital functions on a single integrated circuit, thereby increasing performance, reducing the number of parts and decreasing production costs for such products.  POET technology could also provide memory device structures that can be used in the manufacturing of these types of devices, potentially allowing such devices to save substantial power.

The Company’s strategy is to continue aggressive research and development efforts directed toward the completion of the POET platform.  Upon completion of development, the Company anticipates that POET could compete in the following broad markets.

Military

POET’s technology platform for optoelectronic integration is designed to exploit the optoelectronic and electronic behaviors of GaAs semiconductor material.  One of the benefits of this material, from a space electronics perspective, is that GaAs is significantly less susceptible to x-ray and gamma-ray total integrated dose radiation.  GaAs has been a long-standing choice for high-frequency devices and circuits, though GaAs digital devices do not provide the performance that metal oxide semiconductor field effect transistor devices provide.  Currently, the POET platform is being evaluated in connection with a NASA deep space probe initiative.

Important to military applications are the electronic devices that can be integrated into the POET design architecture, including both complementary heterostructure field effect transistors and complementary HBTs.  These transistors will enable both analog and digital functions in POET hybrid optoelectronic devices.  The technology also provides a number of key, integrable opto-electronic devices:  resonant vertical cavity lasers, detectors, amplifiers and modulators for out-of-plane operation.  In addition, POET innovation enables in-plane waveguide and traveling wave operation for lasers, detectors, modulators, amplifiers and directional coupler switches.  Important to the military is POET’s potential to integrate digital, radio frequency and optical technologies in a single device, which is designed to satisfy the documented high-performance capability needs for multiple space systems of all military departments and agency technology areas.

POET’s architecture, which incorporates a dense mix of active optical elements and optical waveguides together with logic and mixed signal elements, is designed to enable a wide variety of space-system components.  These components, when developed, could be combined to enable a number of applications including high speed transceivers for laser communications, radio frequency transceivers, radiofrequency and optical phased arrays, opto-electronic interconnects, analog-to-digital and digital-to-analog converters, uncooled visible, mid-wavelength infrared and long-wave infrared imagers, optical memory, opto-electronic and radio frequency apertures, ultra-wide-band sources and receivers, low-light-level sensors, single photon counters and optical correlators.

POET could have the ability to offer a low-cost monolithic solution to multi-spectral imaging.  The compact array could provide: (i) detection, readout and analog-to-digital conversion on a single chip; (ii) a common axis for ultraviolet, visible and infrared imaging; (iii) wavelength scanning; and (iv) 300K operation with no cooling required.  The Space Foundation has indicated that this technology satisfies Space Situational Awareness (“SSA”) sensor requirements by providing required capability with significantly reduced size, weight and power.  In addition, the Air Force Communications Command and Control Division (“C3”) Tech Area Plan identifies mid- and long-term space communication and C3 technology challenges that require the photonic applications that POET is designed to provide.

After testing, the Air Force Commercialization Pilot Program (“CPP”) selected POET’s ultraviolet/infrared/visible imaging technology project as their candidate for a U.S. Air Force Research Laboratory (“AFRL”) grant to fund the POET transition program and Phase III effort.  Utilizing AFRL funding, the Company and BAE have entered into a transition program to jointly produce the POET platform and take it to production.  Furthermore, BAE and other military prime contractors have expressed interest in using the POET platform in systems/subsystems for their Department of Defense customers.  Additionally, a qualifier for receiving CPP funding is the acknowledgement of the firm’s willingness to commercialize a portion of the funded technology, thus providing commercial customers access to packaged parts, enabling the technology to be adopted for commercial and military systems.

Commercial

The proliferation of consumer electronics has created a vast and growing market demand for semiconductor technology.  Each new advance in this market requires smaller, denser and more efficient computing power, while maintaining efficient costs.  To satisfy these demands, the capabilities of traditional semiconductors must be enhanced.  The Company believes that POET has the potential to be a breakthrough technology.

Marketing Plan

Military Segment

Our initial fundamental business strategy is to continue our directed focus on the military market through licensing arrangements with BAE and others and by pursuing projects which meet the POET platform product design goals of the transition process, which may lead to the subsequent volume production and license revenue generation.  Our intent is also to foster prime contractor involvement that will lead to either a licensing or other form of partnership relationship based on long term demand for the POET platform, and to develop that demand into a potential partner’s strategic plans for meeting government requirements.  Training, supporting and energizing the prime contractor sales teams will be a key ingredient to POET’s success in generating military and agency revenue.

Commercial Segment

Our commercial sales and marketing activity will be based on direct contact with target corporations by senior management or industry consultants hired by the Company.  Such contact will focus on developing successful relationships within the product areas.  We know from our past experience in the solar industry that relationship leveraging is required to first gain entrance and then acceptance of a new company with new technology.  Marketing and product development activity is expected to continue throughout the POET development and transition process in order to anticipate and adapt commercially directed devices, as well as commercial applications discovered going forward, during the development phase, thus offering well-designed, well-supported, market-focused products capitalizing on the potential advantages of POET.

The release of test or prototype devices to both market segments for testing and acceptance of the POET process is important to the Company’s marketing plan.  The availability of prototypes will be necessary to solicit early design wins with the potential to lead to volume production at such time as the Company can commence the POET transition.  Currently, a prototype infrared sensor is in development for the AFRL which the Company believes, when completed, can be adapted for commercial prototype use.

The Company believes that the most expedient way to scale its sales efforts in both the military and commercial market segments will be to work with and through the marketing, sales and engineering teams of those firms who are respected, proven product and solution providers, already holding a significant market share within their industry.

Commercialization

The Company will focus first on partnering opportunities that can make its POET process stand out.  To achieve this, the Company anticipates teaming with partners to produce and deliver POET driven devices into the commercial market segment in order to obtain high visibility quickly and to position the technology to achieve fast commercial acceptance.  While we have historically relied on U.S. government grants and other funding, we do not anticipate any future government funding going forward in the commercialization process.

First Phase: Initial Prototypes and Initial Production

We anticipate producing initial prototype devices meeting commercial requirements in sufficient quantities utilizing a third party fabrication facility.  Prototype devices targeted to be used to introduce the POET platform process to the marketplace could enable the Company to gain access to potential customers and seek early commercial design wins.  The Company expects that the First Phase of commercialization will generate non-recurring engineering revenue with partners, foundries or both with an initial prototype device anticipated to be available by Q4 2014 into Q1 2015.

Second Phase: Production

The Company’s model is to be fabless, meaning that we will not manufacture devices incorporating our technology for commercialization, but will instead partner with third party semiconductor fabrication facilities to produce prototype POET integrated circuit devices, then use those prototypes to market our technology for license.  To the extent that POET is successfully introduced and demand dictates, the Company intends to continue to improve on its ability to promote technology by entering into partnerships with well known, commercial market-focused fabrication facilities worldwide.  Such manufacturing partners will develop certain libraries and specific design kits to incorporate our POET technology in their products marketed to their customers.  We anticipate receiving flow-through royalty revenue as our manufacturing partners, if any, sell our POET technology to their customers.

Manufacturing

The Company has contracted with BAE for the transition phase of its POET platform development from the POET laboratory on the campus of UCONN.  If successfully completed, the Company expects to partner with BAE for the continued and on-going manufacture of wafers to meet the Company’s initial requirements for sampling and marketing purposes.

BAE’s III-V GaAs fabrication facility is ISO 9001/14001 certified, military specification certified and can produce radiation hard devices.  BAE’s state of the art facility houses two 3” wafer diameter production lines and two 6” wafer diameter production lines within 14,000 sq. ft. and a wafer test area covering 16,000 sq. ft.  The facility is vibration isolated and environmentally controlled for sub-micron device development and manufacture.  We believe that there is substantial capacity available to us for implementation of our development and to-market plans, and that BAE would be receptive to making such capacity available to us.  Currently, a staff of over 150 engineers is devoted to design and development with another 70 devoted to foundry operations and testing.  Thus the Company believes that BAE’s wafer production capabilities can be a significant resource to the Company’s marketing efforts.

Third Phase: POET Technology Sales Royalties

If our manufacturing partners, if we are able to develop any, successfully market our POET technology in the Second Phase, we anticipate receiving revenue from royalties on their semiconductor chip sales to their customers.

C.  Organizational Structure

The Company currently has two subsidiaries with the following corporate structure:

(1)  There are 28,374,000 Class A Common Shares of OPEL Solar, Inc. issued and outstanding, all of which are held by the Company.  There are no other outstanding securities of OPEL Solar, Inc. other than the Class A Common Shares.

(2)  There are 5 Common Shares of ODIS Inc. issued and outstanding, held by OPEL Solar, Inc.

D.  Property, Plants and Equipment

The Company’s head Canadian office is located in a 1,400-sq. ft. rented office space in Toronto, Ontario, Canada.  The Company has its operational office in a 5,371-sq. ft. leased office space in Storrs-Mansfield, Connecticut, on the campus of UCONN.

The Company believes that its existing facilities are adequate to meet its needs for the foreseeable future.

ITEM 4A.                                       UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.                                                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2013, 2012 and 2011 and the accompanying notes thereto included elsewhere in this registration statement.  This discussion contains forward-looking statements that involve risks and uncertainties.  Actual results could differ materially from those anticipated by forward-looking information due to factors discussed under “ITEM 3.D. Risk Factors” and “ITEM 4.B. Business Overview.”

A.  Operating Results

Overview

The Company is incorporated in the Province of Ontario. The Company is engaged in the development of its patented POET opto-electronic semiconductor technology.  Prior to June 2012, the Company also engaged in the design, development, marketing and sales of solar energy systems and equipment.

On June 11, 2012, Management committed to a plan to discontinue its solar related operations and to dispose of its solar related assets and liabilities. The decision was taken in line with the Company’s strategic focus on its key competencies, namely the development of the POET platform, which enables the monolithic fabrication of integrated circuits containing both electronic and optical elements.  Consequently, all saleable assets and liabilities relating to the solar operations were classified as “assets available for sale” or “disposal group liabilities.”

On December 12, 2012, the Company sold a portion of its assets available for sale to an arm’s length party for the purchase price of $1,000,000, subject to adjustment.  No gain or loss was recorded on the sale of the assets because current accounting standards mandate that assets be evaluated for impairment prior to discontinued operations treatment.

The remaining carrying amount of assets and liabilities allocated as “assets available for sale” and “disposal group liabilities” as of December 31, 2012 were as follows:

Solar installations	$606,413
Assets available for sale	$606,413

Deferred energy credit	$526,518
Asset retirement obligation	$79,895
Disposal group liabilities	$606,413

The assets were sold in consideration of the assumption of the associated disposal group liabilities in April of 2013.  Ongoing cash flows in the semiconductor segment, at this time, consist exclusively of grant funding.

Factors Affecting Our Results of Operations

Our net sales, revenues and expenses have changed dramatically over the past three years, due largely to our strategic decision to divest of our solar division and focus predominantly on our semiconductor division.  The decision to divest our solar division eliminated all of our traditional sources of revenue from product sales and licensing.  The divestiture also eliminated many of our traditional expenses in designing, manufacturing, installing and servicing solar panels and trackers.

Taxation

See “ITEM 10.E. Taxation.”

Critical Accounting Policies and Estimates

The Company prepares its audited consolidated financial statements in accordance with IFRS as issued by the IASB.  The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting assumptions and estimates. These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made.  Actual results could differ from these estimates.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below.

Basis of Presentation

The consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries.  All intercompany balances and transactions are eliminated on consolidation.

Foreign Currency Translation

The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).  Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the year-end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders’ equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive income.

Financial Instruments

Financial instruments are required to be classified as one of the following: held-to-maturity; loans and receivables; fair value through profit or loss; available-for-sale; or other financial liabilities.

The Company’s financial instruments include cash, accounts receivable, accounts payable and accrued liabilities.  The Company designated its cash as fair value through profit or loss, its accounts and other receivable as loans and receivables, and its accounts payable and accrued liabilities as other financial liabilities.

Fair value through profit or loss financial assets are measured at fair value with gains and losses recognized in operations.  Financial assets, loans and receivables and other financial liabilities are measured at amortized cost. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income.

Fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.  The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received.  Subsequent to initial recognition, the fair value of a financial instrument that is quoted in active markets is based on the bid price for a financial asset held and the offer price for a financial liability.  When an independent price is not available, fair value is determined by using a valuation methodology which refers to observable market data. Such a valuation technique includes comparisons with a similar financial instrument where an observable market price exists, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.  If no reliable estimate can be made, the Company measures the financial instrument at cost less impairment as a last resort.

Marketable Securities

Marketable securities are classified as available for sale and are carried at fair value.  Unrealized holding gains and losses are recognized in other comprehensive income.

Inventories

Inventories are valued at the lower of cost or net realizable value, with cost determined on a first in, first out basis. Inventories comprise raw materials; work in process and finished goods. Inventories comprising finished goods related to solar panels and trackers produced to the Company’s specifications. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventories include the cost of materials purchased and the cost of conversion, as well as other costs required to bring the inventories to their present location and condition.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following rates and methods for old assets (2006 and prior) and new assets (2007 and after):

New

Machinery and equipment Straight Line, 5 years

Furniture and fixtures Straight Line, 5 years

Office equipment Straight Line, 5 years

Leasehold improvements Straight Line Over The Remaining Term of the Lease

Solar systems for demonstrations Straight Line, 5 years

Solar installation Straight Line, 20 years

Old

Machinery and equipment 28.6% to 40%, Declining Balance

Furniture and fixtures 28.6% to 40%, Declining Balance

Office equipment 28.6% to 40%, Declining Balance

Leasehold improvements Straight Line Over The Remaining Term of the Lease

Patents and Licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over their estimated useful lives.  Ongoing maintenance and patent registration costs are expensed as incurred.  The expiry of the patents and licenses range from 6 to 12 years.

Product Warranty

A product warranty is recognized when present obligations as a result of a sale of products will probably lead to an outflow of economic resources from the Company and the amounts can be estimated reliably.  The timing or the amount of the outflow may still be uncertain.

Product warranty is measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Product warranties are reviewed at each reporting date and adjusted to reflect the current best estimate. The Company discontinued its Solar operations in 2012 and disposed of its remaining solar assets and liabilities on April 5, 2013, as a result, the Company no longer has a reserve for product warranty (2012 - $25,899, 2011 - $25,899). The Company is liable for warranty claims on sales previously recognized on a discontinued operation. Management believes the Company’s exposure on these warranty claims is not material as of December 31, 2013. Any warranty claims settled by the Company will be classified as adjustments to discontinued operations.

Investment in Opel Solar Asia Company Limited

The Company has a 19% interest in Opel Solar Asia Company Limited (“Opel Asia”), a non-publicly traded Company. The Company’s investment is measured at cost. The Company evaluated its investment in this Company for impairment. During 2012, the Company discontinued its solar related operations and the Company’s investment in Opel Asia was considered by management to be impaired and was therefore written down to zero.

Impairment of Long-Lived Assets

The Company’s tangible and intangible assets are reviewed for indications of impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.  An assessment is made at each reporting date whether there is any indication that an asset may be impaired.

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount.  Impairment losses are recognized in profit and loss for the year.  The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.  In 2013 the Company did not record an impairment loss on long-lived assets (2012 - $414,570, 2011 - $1,501,692).

Deferred energy credit

The Company received in cash, an energy credit on a solar installation in Plainville, CT., used in operations. The credit was deferred and was being amortized over the estimated useful life of the asset (20 years) and was included in the amortization of property and equipment. During 2012, the Company discontinued its solar operations; an amount of $445,261 relating to the deferred energy credit was reclassified to disposal group liabilities. In addition to the reclassification to disposal group liabilities, the $445,261 of energy credit was increased by $81,257 to $526,518 to reflect the Company’s obligation to repay a portion of credit if the associated asset is not used for its intended purpose. The asset was carried at a fair value of $606,413 which represents its fair value, using a level 3 input as at December 31, 2012.  On April 5, 2013, the Company disposed of the remaining assets available for sale in consideration for the assumption of the disposal group liabilities to another arm’s length party.

Asset Retirement Obligation

Asset retirement obligation (“ARO”) represents liabilities to the Company for which the amount or timing is uncertain. ARO is recognized when the Company has a constructive or legal obligation to decommission an asset, it is probable that such decommissioning will result in an outflow of resources and the amount can be reliably estimated. ARO is measured at the present value of the expected outflows to settle the obligation using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The accretion in the obligation due to the passage of time is recognized as an expense. During 2012, the Company discontinued its solar operations, the ARO balance of $79,895 at December 31, 2012 was reclassified to disposal group liabilities. The asset was carried at a fair value of $606,413 which represents its fair value as at December 31, 2012. On April 5, 2013, the Company disposed of the remaining assets available for sale in consideration for the assumption of the disposal group liabilities to another arm’s length party.

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, deferred income taxes are provided on differences between the financial reporting and income tax bases of assets and liabilities and on income tax losses available to be carried forward to future years for tax purposes.  Deferred income taxes are measured using the substantively enacted tax rates and laws which are expected to be in effect when the differences are expected to reverse.  Valuation allowances are provided to reduce deferred income tax assets to the amount expected to be realized.

Government Grants

Government grants received exclusively from the Department of Defense of the United States of America and NASA, relating to research and development, are recognized as other income, net, based on the agreed upon milestones of the projects. Government grants in 2013 were $342,874 (2012 - $238,806, 2011 - $755,422).

Interest Income

Interest income on cash and short-term investments classified as fair value through profit or loss is recognized as earned using the effective interest method.

Research and Development Costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the Company believes a development project meets IFRS criteria as set out in IAS 38, Intangible Assets, for deferral and amortization. The Company has not met the criteria set out in IAS 38, therefore no deferral has been recognized.

Stock-Based Compensation

Stock options and warrants awarded to non-employees are accounted for using the fair value of the instrument awarded or service provided whichever is considered more reliable.  Stock options and warrants awarded to employees are accounted for using the fair value method.  The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant.  The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss Per Share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year.  Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year after giving effect to potentially dilutive financial instruments.  The dilutive effect of stock options and warrants is determined using the treasury stock method.

Selected Annual Data

The selected financial data of the Company for the years ended December 31, 2013, 2012 and 2011 was derived from the audited annual consolidated financial statements of the Company, which have been audited by Marcum LLP, independent registered public accounting firm, as described in their report which is included in this registration statement.

The information contained in the selected financial data for the 2013, 2012 and 2011 years is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included under the heading “ITEM 17. Financial Statements” and should be read in conjunction with such financial statements and with the information appearing under the heading “ITEM 5. Operating and Financial Review and Prospects.”  Except where otherwise indicated, all amounts are presented in accordance with IFRS as issued by IASB.

The following table relates to the operating results of the continuing semiconductor operations of the Company.  The subsequent table relates to the operating results of the discontinued solar sector.

Consolidated Statements of Operations

Under International Financial Reporting Standards

(US$)

	Years Ended December 31,
	2013	2012	2011

Costs and Expenses
General and Administration	$6,338,607	$3,027,760	$2,638,076
Research and Development	1,925,974	1,093,998	1,402,762
Investment Income, including interest	(18,371)	—	(21,915)
Total Expenses	8,246,210	4,121,758	4,018,923

Loss, before the following
Other income	342,874	238,806	755,422
Net Loss for the Period
Loss from continuing operations	(7,903,336)	(3,882,952)	(3,263,501)
Loss from discontinued operations, net of taxes	—	(4,685,449)	(11,898,225)
Net Loss	(7,903,336)	(8,568,401)	(15,161,726)
Deficit, beginning of period	(59,178,252)	(50,470,735)	(35,309,009)
Divestiture of non-controlling interest	—	(139,116)	—
Deficit, end of period	$(67,081,588)	$(59,178,252)	$(50,470,735)
Basic and Diluted Loss Per Share:	$(0.06)	$(0.08)	$(0.17)
Continuing Operations	$(0.06)	$(0.04)	$(0.04)
Discontinued Operations	—	$(0.04)	$(0.13)

The following table relates exclusively to the operating results of the discontinued operations attributable to the divestiture of the Company’s solar sector.

Consolidated Statements of Discontinued Operations

Under International Financial Reporting Standards

(US$)

	Years Ended December 31,
	2013	2012	2011
Revenue	$—	$617,728	$5,122,507

Costs and Expenses
Cost of Goods Sold	—	1,117,282	8,916,603
General and Administration	—	3,380,117	5,551,286
Research and Development	—	611,644	2,561,217
Investment Income, including interest	—	(3,044)	(8,374)
Total Expenses	—	5,105,999	17,020,732

Net Operating Income (Loss) from Discontinued Operations	—	(4,488,271)	(11,898,225)
Loss on divestiture of subsidiaries	—	(197,178)	—
Net Income (Loss) from Discontinued Operations	—	(4,685,449)	(11,898,225)
Attributable to non-controlling interest	—	—	107,662
Attributable to equity shareholders	$—	$(4,685,449)	$(11,790,563)

Description of Certain Line Items

Costs and expenses consist of general and administrative expenses as well as research and development costs.  General and administrative costs and expenses include salaries and wages, stock based compensation, professional fees, rent, transfer agent and listing fees, impairment of long lived assets, uncollectable accounts receivable and prepaid expenses.  Included in research and development expenditures are costs associated with developing and monetizing our POET platform.  Investment income consists of interest earned from funds deposited with financial institutions as well as gains (or losses) from the sale of investments.

Other income consisted of an SBIR contract from NASA which began in July 2012, continued through 2013 and extends into 2014.  The Company does not expect any new sources of other income through the SBIR program.

Year Ended December 31, 2013 compared to Year Ended December 31, 2012

Costs and Expenses

General and administrative expenses in the year ended December 31, 2013 increased by $3,310,847 over 2012.  The increase was primarily driven by increases in: stock-based compensation of $1,816,625; wages and benefits of $411,378; professional fees of $519,750; management and consulting fees of $294,011; and general expenses of $269,893.

The increases in the above expenses are consistent with the Company’s strategy to continue to drive POET to monetization.  The new management team was successful in attracting high profile members to the Board of Directors and renewing investor confidence which allowed the Company to raise $7,189,200, less financing fees, in new capital in 2013.  Additionally, the leadership of the new management team contributed to divesting the Company of its under-performing solar division which had contributed $4,685,449 to the net loss in 2012.  The current level of management fees and investor relation expenditure is expected to remain for the foreseeable future as the team continues to drive the POET monetization.  Other expenses such as regulatory fees, listing fees, office expenses, travel expenses and other ancillary expenses naturally increased as these costs are considered integral to raising capital.

The Company continues to invest in highly technical staff to expedite the development and monetization of POET.  As a result, the Company had an additional $531,084 of salaries and benefits in 2013 than in 2012.  This investment has already contributed to the Company reaching important POET milestones in the Company’s path to monetization.  The Company is also close to completing certain other POET milestones which are proceeding without technical difficulties.

Non-cash stock option expense was $4,021,153 in 2013 compared to $1,704,026 in 2012, an increase of $2,317,127.  The Company granted 7,310,000 stock options in 2013 compared to 15,130,000 stock options in 2012, but changes in share price in part led to an increase to stock option expense in 2013.  The expensing of vested stock options granted in 2012 had a significant impact on the expense in the 2013 period.  The periodic granting of stock options to key personnel is considered to be invaluable to maintaining such key employees and consultants.

Professional fees were $695,082 in 2013 compared to $175,332 in 2012.  Professional fees had increased by $519,750 due to the professional services required by both accountants and lawyers in dealing with the divestiture of the solar division which included the sale of assets, termination of leases and orderly termination of redundant employees.  Additionally, the Company made numerous changes to its corporate structure and is continuing to make changes in order to better position the Company to quickly execute on the best opportunities for monetization.  These structural changes include: changing its name, managing its patent registrations, expanding its shareholder base and examining other non-Canadian listing opportunities.  Additional legal and other professional costs were incurred to execute on these necessary changes.

Other Income

The Company earned $342,874 during the year ended December 31, 2013 in SBIR other income relating to a $750,000 SBIR contract granted to the Company in 2012.  The U.S. government’s interest in the Company’s technology and the Company’s historical success helped to secure the $750,000 award while the U.S. government was scaling back on SBIR contracts due to funding cutbacks.  During the same period in 2012, the Company earned $238,806, representing the initial receipt of funds under the $750,000 SBIR grant.  The Company is reducing its dependency on SBIR by developing POET to the stage of monetization outside of governmental uses.  The Company does not anticipate the receipt of any U.S. government funding when the current SBIR grant expires.

Discontinued Operations

The divestiture of the Company’s solar division was completed prior to the year ended December 31, 2013.  For a discussion of the solar division divestiture, see the yearly comparison between 2012 and 2011 below.

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

Costs and Expenses

The Company decreased its research and development expenses by 22%, or $308,764, from $1,402,762 in 2011 to $1,093,998 in 2012.  The reduction was a result of reduced subcontracting activities, leaner operations and research and development activities focused only on the goal of monetizing the POET platform in the near term.

The Company’s salaries and wages increased from $437,334 in 2011 to $725,192 in 2012.  Additional corporate level management was the big driver of this increased expense.  The addition of this expense had an immediate impact as the Company was able to use this new expertise to raise needed capital, remove redundant and expensive human resources and discontinue the solar division which was adding negative pressure on the Company’s ultimate goal of developing the POET platform.

General and administrative expenses increased by 389,684 from $2,638,076 in 2011 to $3,027,760 in 2012.  This increase is due to additional corporate level management, as discussed above, and some one-time corporate listing and regulatory fees from the TSXV and our transfer agent associated with multiple financings closed in the year, disclosure obligations resulting from our change in business focus and fees associated with securing a revolving line of credit.  Additionally, the Company was obligated to pay severance packages to employees who were considered redundant as the Company discontinued its solar operations.

Other Income

Year over year, other income within the semiconductor segment contracted by 68% from $755,422 in 2011 to $238,806 in 2012.  The significant downturn was a result of cutbacks in the SBIR grants funding POET’s development activities.  The only other income in 2012 was associated with a new grant from NASA that began in July 2012 and continued into 2013.

Discontinued Operations

During the year ended December 31, 2012, the Company made a strategic decision to discontinue the solar division.  The solar division had experienced ongoing losses and required substantial investment with unlikely prospects for recovery.  After careful review and analysis, the Board directed management to restructure the Company, including identifying and discontinuing redundant positions, selling solar related assets, divesting solar related minority interests and shutting down the solar division.  The Company had a loss from discontinued operations of $4,685,449 in 2012 compared to $11,898,225 in 2011.  The loss from discontinued operations included: (i) an inventory write down of $1,143,011 in 2012 compared to $3,570,406 in 2011; (ii) impairment of long lived assets of $414,570 in 2012 compared to $1,501,692 in 2011; (iii) uncollectible accounts receivable of $195,774 in 2012 compared to $0 in 2011; and (iv) a write down of prepaid expenses of $127,602 in 2012 compared to $0 in 2011.  As mentioned above, included in the loss from discontinued operations is a loss incurred in divesting its investment in Opel Solar Asia Company Limited of $197,178.

Recent IFRS Accounting Pronouncements

Financial Instruments

IFRS 9, Financial Instruments, will replace IAS 39, Financial Instruments: Recognition and Measurement.  The new standard requires entities to classify financial assets as being measured either at amortized cost or fair value depending on the business model and contractual cash flow characteristics of the asset.  For financial liabilities, IFRS 9 requires an entity choosing to measure a liability at fair value to present the portion of the change in its fair value due to change in the entity’s own credit risk in the other comprehensive income rather than in the statement of profit or loss.  The new standard applies to annual years beginning on or after January 1, 2015.  There is no impact to the financial statements as a result of adopting IFRS 9.

IAS 32, Financial Instruments; Offsetting Financial Assets and Financial Liabilities.  The amendment provides further clarification on the application of the offsetting requirements. The Company will start the application of IAS 32 in the financial statements effective from January 1, 2014.  The Company has not yet evaluated the impact on the financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe the adopting of such pronouncements will have a material impact on its consolidated financial statements.

Presentation of Items of Other Comprehensive Income (“OCI”)

IAS 1, Presentation of Financial Statements, is amended to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future.  This amendment is effective for years beginning on or after July 1, 2012.  There was no impact to the financial statements as a result of adopting IAS 1.

Disclosure of Interests in Other Entities

IFRS 12, Disclosure of Interests in Other Entities, requires disclosures relating to an entity’s interests in subsidiaries.  The Company started the application of IFRS 12 in the financial statements effective from January 1, 2013.  There was no impact to the financial statements as a result of adopting IFRS 12.

Fair Value Measurement

IFRS 13, Fair Value Measurements, provides a single source of guidance on how to measure fair value where its use is already required or permitted by other IFRS and enhances disclosure requirements for information about fair value measurements.  The new standard is effective for years beginning on or after January 1, 2013.  There was no impact to the financial statements as a result of adopting IFRS 13.

Consolidated Financial Statements

IFRS 10, Consolidated Financial Statements, replaces SIC 12, Consolidation — Special Purpose Entities, and the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements.  IFRS 10 includes a new definition of control that determines which entities are consolidated, and requires control of an investee to be reassessed when the facts and circumstances indicate that there have been changes to one or more of the criteria for determining control.  This standard is effective for annual years beginning on or after January 1, 2013.  There is no impact to the financial statements as a result of adopting IFRS 10.

The Company has considered all other recently issued accounting pronouncements and does not believe the adopting of any other such pronouncements will have a material impact on its consolidated financial statements.

B.  Liquidity and Capital Resources

The Company had working capital of $3,272,349 on December 31, 2013 compared to $1,433,392 on December 31, 2012.  The increase and maintenance of the high working capital was due to the CA$7.2 million of financing completed on February 14, 2013, which was in addition to the CA$5.4 million raised in the second half of 2012.  The Company used a portion of the funds raised in 2012 to settle the high accounts payable balances and the credit facility that were carried for most of 2012.  Additionally, $900,236 has been spent in 2013 and 2012 procuring vital machinery and equipment.

Since December 31, 2013, the Company has completed a private placement of 7,692,307 Units, with each Unit consisting of one share of common stock and one warrant to purchase one share of common stock for CA$1.00.  The private placement was completed on February 13, 2014, with proceeds of CA$5 million (US$4,546,000), as more thoroughly discussed in “ITEM 8.B. Significant Changes” and “ITEM 10. Additional Information.”

The Company’s balance sheet as of December 31, 2013 has assets with a book value of $4,470,958 (December 31, 2012 - $2,367,260) of which 79% (December 31, 2012 - 97%) or $3,528,376 (December 31, 2012 - $2,297,607) is current and primarily cash.  This highly liquid and unencumbered balance sheet has permitted corporate activity undertaken in 2013 and further expected in 2014, including but not limited to achieving technical and operational milestones, acquiring new and more modern semi-conductor fabrication equipment and engaging critical commercial and technical staff.

The Company is positioned with sufficient liquidity to support its operations, technological programs and fixed asset purchases over the next nine to 12 months.  Although the Company has been successful in obtaining such financing in the past, there is no assurance that it will be able to do so in the future.

The Company is executing its plan of monetizing POET while simultaneously improving shareholder value.  The focus therefore is to remain sufficiently capitalized through lean operations.

In April, 2012, the Company entered into a credit agreement for a revolving credit facility of up to $5,000,000 with TCA Global Credit Master Fund, LP.  This credit facility was amended to be an $850,000 term loan in July of 2012 and in September 2012, the outstanding loan balance and all accrued interest was paid in full and the facility was terminated.

Operating Activities

The Company has experienced net operating losses in 2013, 2012 and 2011 of $7,903,336, $8,568,401, and $15,161,726, respectively, driven primarily in 2012 and 2011 from discontinued operations as well as in all years by general administration and research and development costs.  Operating expenses increased in 2013 to $8,246,210 from $4,121,758 in 2012 due to our focus on developing our POET technology and increasing our research and development effort to achieve that goal.  There were no losses from discontinued operations in 2013.  While operating expenses were similar between 2012 and 2011, $4,121,758 in 2012 and $4,018,923 in 2011, losses due to discontinued operations were much lower in 2012 than in 2011, at $4,685,449 and $11,898,225, respectively.  The 2012 smaller loss due to discontinued operations reflected our shift in focus from our solar division to the semiconductor division.

The Company had a net negative cash flow of $3,886,104 from its operating activities in 2013 versus $2,174,306 in 2012 and $1,255,655 in 2011.  One cause of the increase in the use of cash was in salaries and wages which saw a significant increase of $825,095.  Salaries and wages totaled $2,105,258 in 2013 as compared to $1,280,163 in 2012.  The increase was a result of the Company adding personnel in an effort to capitalize on the interest shown in POET.  Monetizing POET is the Company’s goal and adding sales and marketing staff to drive the monetizing process is an inevitable part of the Company achieving this goal.   The advanced development of the POET platform caused the Company to increase its general and administrative costs in each of 2013, 2012 and 2011, which was necessary to execute its strategy to monetize POET.

Other income from SBIR grants decreased from $755,422 in 2011 to $238,806 in 2012 (a 68% decrease), but increased from $238,806 in 2012 to $342,874 in 2013 (a 44% increase).  The downturn from 2011 was a result of cutbacks in the SBIR grants funding the Company’s development activities for the U.S. government.  The only billings in 2013 and 2012 were associated with a new grant from NASA that began in July 2012 and continued into 2013, in contrast to 2011 when multiple grants were ongoing.

Investing Activities

The Company is currently not involved in any investing activity other than the purchase of property and equipment for use in the development of its POET technology.  When investing, the Company has a strict investment policy which includes investing any surplus capital only in highly liquid, highly rated financial instruments.

The Company had a loss from discontinued operations of $0 in 2013, $4,685,449 in 2012, and $11,898,225 in 2011.  The net negative cash flow from the loss from discontinued operations in 2012 was $3,728,678 versus $6,961,066 in 2011.  By divesting the solar division, the Company reduced its (i) research and development expenses by approximately $2,500,000 per year, (ii) professional fees by $300,000, (iii) wages and salaries by $1,400,000 per year, (iv) rent by $200,000 per year, (v) sales, marketing and advertising by $300,000 per year and (vi) general and administrative expenses by $300,000 per year.

While divesting the solar division resulted in lost revenue of up to $5,000,000 per year, the inconsistency and uncertainty of the revenue along with poor market conditions pressured the financial resources of the Company.  The Company had either low or negative gross margins which were a result of either obsolete inventory that was written off $3,570,406 in 2011 and $1,143,011 in 2012 or expensive product that was sold at a substantial discount.

During 2012, the Company made capital divestitures amounting to $1,000,000.  This divestiture represents the sale of substantially all solar division assets in an asset sale in December of 2012.

Financing Activities

On February 13, 2014, the Company completed a non-brokered private placement financing for gross proceeds of CA$5,000,000 (US$4,546,000).  The Company issued 7,692,307 units, at a price of CA$0.65 (US$0.591) per unit.  Each unit consists of one common share and one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the company at a price of CA$1.00 (US$0.909) per share for a period of two years.

On February 14, 2013, the Company completed a brokered private placement financing round for gross proceeds of CA$7,200,000 (US$7,189,200).  The Company issued 14,400,000 units, at a price of CA$0.50 (US$0.499) per unit.  Each unit consisted of one common share and one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of CA$0.75 (US$0.748) per share for a period of two years.  The agent, IBK Capital Corp., received cash commissions in the aggregate of CA$504,000 (US$503,224) and 1,440,000 compensation warrants in connection with the private placement.  Each compensation warrant entitles the holder to purchase one common share of the Company at CA$0.50 (US$0.499) per share for a period of three years.  Additional issue costs amounted to CA$26,017 (US$25,998).

During 2012, the Company completed private placement financing rounds for gross proceeds aggregating to CA$5,384,870 (US$5,428,644).  IBK Capital Corp. acted as agent in respect of the issuance and sale of 23,412,479 units, at a price of CA$0.23

(US$0.225) per unit.  Each unit consisted of one common share and one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of CA$0.35 (US$0.34) per share for a period of three years.  The agent received cash commissions in the aggregate of CA$368,941 (US$371,862) and 2,341,247 compensation warrants in connection with these private placements.  Each compensation warrant entitles the holder to purchase one common share of the Company at CA$0.23 (US$0.225) per share for a period of four years.  Additional issue costs amounted to CA$132,144 (US$131,103).  The proceeds from this offering were used to repay all debt and continue research and development efforts.

The Company will continue to seek additional funding, primarily by way of equity offerings, to carry out its business plan and to minimize risks of its operations.  The market for equity financing for companies such as us is challenging, however, and there can be no assurance that additional funding by way of equity financing will be available, or if available, on terms acceptable to the Company.  The failure of the Company to obtain additional funding on a timely basis may result in the Company reducing or delaying one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. Any additional equity financing, if secured, may result in dilution to the existing shareholders at the time of such financing.  The Company may also seek additional funding from other sources, such as government grants, technology licensing, and strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.

Capital Expenditures

The Company is currently planning to spend a total of approximately $2,000,000 during the 2014 fiscal year primarily on research and development equipment and technology in connection with the development of our POET platform.  The money will go towards general costs as well as research and development and will be drawn from internal cash resources.  In 2013 and 2012, the Company spent $900,236 on capital equipment in order to complete and increase the efficiency of the POET process.

Our capital expenditures amounted to $882,860, $28,352, and $1,647 in 2013, 2012, and 2011, respectively.  In 2013, deposits in the amount of $55,000 which were included in prepaid and other current assets as of December 31, 2012 were transferred to property and equipment. In 2011, capital expenditures primarily related to discontinued operations.  Our capital expenditures in 2013 and 2012 included lab equipment.  In the past, our capital expenditures consisted principally of purchases of various pieces of equipment.

C.  Research and Development

We are developing our proprietary POET platform to address the emerging needs of enhanced speed, size, energy and cost efficiency for semiconductor devices as compared to the current silicon-based technology.  We are developing GaAs-based semiconductor technologies that have several potential market applications including: infrared sensor arrays for Homeland Security monitoring and imaging applications; higher efficiency computing systems; and telecom for fiber to the home.

Internally generated research costs, including the costs of developing intellectual property and registering patents, are expensed as incurred.  Internal development costs are expensed as incurred unless such costs meet the criteria for deferral and amortization under IFRS, which to date has not occurred.

We incurred $1,925,974, $1,705,642 and $3,963,979 of research and development expenses across all sectors in 2013, 2012 and 2011, respectively.  Of these totals, however, $611,644 and $2,561,217 of the 2012 and 2011 totals, respectively, were incurred by the Company’s discontinued solar business, while $1,925,974, $1,093,998, and $1,402,762 were incurred in 2013, 2012 and 2011, respectively, by continuing operations in the semiconductor business.

Research and development expenditures in the semiconductor business include costs associate with salaries, material costs, license fees, patents, consulting services and third-party contract manufacturing.

D.  Trend Information

Other than as disclosed elsewhere in this annual report and specifically in “ITEM 4.B. Business Overview,” we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.  Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements in place at this time.

F.  Tabular Disclosures of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

POET Technologies Inc.

	Payments due by period (US$)
Contractual Obligations	Total	< 1 year	1-3 years	3-5 years	> 5 years
Operating Lease Obligations(1)	$161,801	$128,904	$32,897	$—	$—
Operating Support Obligations(2)	50,000	50,000	—	—	—
Total	$211,801	$178,904	$32,897	$—	$—

(1)         Office and research facilities on the campus of UCONN.

(2)         Support services from UCONN.

G.  Safe Harbor

See “Forward Looking Statements” on page 2 of this Registration Statement.

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth information regarding our Directors and Officers as of the date of this Registration Statement.

Name	Positions	Age	Date First Elected or Appointed a Director or Officer

Leon M. Pierhal	President and Director	67	September 26, 2006(4)
Peter Copetti	Executive Chairman and Interim Chief Executive Officer	49	June 8, 2012
Kevin Barnes	Treasurer and Chief Financial Officer	42	December 1, 2012
Stephane Gagnon	Senior Vice President of Operations	43	November 14, 2013
Christopher Lee Shepherd	Vice President of Technology	45	November 1, 2012
Mark Benadiba	Vice Chairman and Director	59	June 8, 2012
Dr. Geoff Taylor	Director and Chief Scientist	69	April 2, 2013
Dr. Samuel Peralta (1)(2)(3)	Director	52	September 26, 2006(4)(5)
John F. O’Donnell (1)(2)(3)	Director	67	February 14, 2012
Chris Tsiofas (1)(3)	Audit Committee Chair and Director	46	August 21, 2012
Dr. Adam Chowaniec(2)	Director	63	April 2, 2013

(1)   Member of Audit Committee

(2)         Member of Compensation Committee

(3)         Member of Corporate Governance and Nominating Committee

(4)         Notwithstanding the date of election, the elected Director took office on January 30, 2007 following the Continuance of the Company into New Brunswick as was contemplated at the time of election

(5)         Dr. Peralta resigned as a director on February 8, 2012 and rejoined the Board on June 8, 2012

Mr. Leon M. Pierhal has been the President and Chief Executive Officer of the Company since 2010.  He has also been President of ODIS Inc. since April of 2008 and was President and Chief Executive Officer of OPEL Solar, Inc. from June of 2003 to April of 2008.  Including his time with the Company, Mr. Pierhal has over forty years of management experience in semiconductor, telecommunications and computing technology development companies, including Amdahl Corporation, Intel Corporation, Masstor Systems Corporation and Jupiter Technology.  Mr. Pierhal has assisted a significant number of companies with capital formation and re-capitalization from private and public sources.  He contributed exceptional strategic and tactical vision, strong team development and leadership skills.  In addition, Mr. Pierhal has impressive experience in the area of technology startup company development and previously served as an outside board member to several such firms.

Mr. Peter Copetti has over 25 years of capital markets and management experience in key leadership roles.  He has been the chief architect and strategist of the Company’s transformation since joining the Company in June 2012.  Mr. Copetti was personally responsible for the restructuring of both secured and unsecured debt, negotiated new equity infusion into the Company, and re-focused the Company on its original technical vision of monolithic optoelectronic integration.  Prior to joining the Company, Mr. Copetti was COO of Cache Metal Inc., a Toronto based precious metals company and President from 2011 to 2012, and Chief Executive Officer of Larrge Global Capital Inc., a Canadian private company involved in trading securities, commodities, real estate and construction from 2008 to 2011.

Mr. Kevin Barnes has been serving as Chief Financial Officer since December of 2012 and previously served as Controller beginning in 2008.  Mr. Barnes is a member of the Institute of the Certified Management Accountants of Australia and an Accredited Chartered Secretary.  Mr. Barnes has served as a Corporate Controller and Business Performance Manager for EC English, one of the world’s largest language training institutes, since 2006.  Mr. Barnes has also served as Chief Financial Officer of VVC Exploration Corporation, a minerals exploration company, since 2006.  From 2000 to 2006, he was a reporting manager with Duguay and Ringler Corporate Services, a Company specializing in financial reporting for publicly traded Companies.

Mr. Stephane Gagnon has been the Senior Vice-President of Operations of the Company since November 14, 2013.  He has a Bachelor of Science in Computer Engineering from Laval University. He has over 20 years of experience in the semiconductor, telecommunication and processor industry. His last role was with IDT (Integrated Device Technology) that had acquired Tundra Semiconductor in 2000, where he spent 13 years. His role at IDT was Senior Director of Product Management where he drove business strategy for the RapidIO® switching product line with primary responsibilities that included strategy and product marketing, business development, and management of international customer and partner relationships. Mr. Gagnon became involved with the RapidIO Trade Association (“RTA”) Technical Working Group 13 years ago and held the position of Chairman of the RTA Steering Committee for over 3 years ending in October 2013.  Prior to his role at IDT and Tundra, Mr. Gagnon held positions at Motorola and Nortel Networks.

Mr. Christopher Lee Shepherd has been the Vice President of Technology of the Company since November of 2012.  He has a Bachelor of Science (Honours) in Applied Physics from Carleton University.  He has 27 years of experience in business, technical, and military leadership roles.  He has spent the last 18 years in the Telecommunications/Information Technology industry serving in technical, management, architecture and entrepreneurial roles of ever-increasing scope and responsibility.  Mr. Shepherd previously founded Niterion Corporation and served as Chief Technology Officer at Niterion Corporation from 2001 to 2009.  In 2009, he founded IT Millwrights Corporation and has served as its Chief Executive Officer since.  He has also served as Designer, Team Leader & Architect with Bell-Northern Research and Nortel.

Mr. Mark Benadiba currently serves on the board of directors of Cott Corp. (NYSE: COT) (TSX: BCB), where he also served as Vice President of Sales from 1996 through June of 2006. Mr. Benadiba was involved in helping Cott Corp. shift its strategy to refocus on its core business activities in late 2008.  He has extensive experience in mergers, acquisitions, divestitures, strategic alliances and negotiating licensing agreements.

Dr. Samuel Peralta has a Ph.D. in physics from the University of Wales with business certificates from Rotman School of Management and the Schulich School of Business.  He has been on the Board of Directors since September of 2006 with the exception of the period from February to June of 2012, when he resigned and then was reelected.  Dr. Peralta was the President of Envergence Inc. from 2004 to 2007.  He brings technical continuity to the Company’s Board, with industry-recognized expertise in communications, inspection and robotics, mobile software and hardware, and business transformation.  Dr. Peralta is also currently business director for Kinectrics Inc. and sits on the board of directors of Windrift Bay Limited.

Mr. John F. O’Donnell has a BA (Economics) and an LLB, has practiced law in the City of Toronto since 1973 and has been on the Board of Directors of the Company since February of 2012.  He is currently counsel to Stikeman Keeley Spiegel Pasternack LLP.  His practice is primarily in the field of corporate and securities law and, as such, he is and has been counsel to several publicly traded companies.  Mr. O’Donnell is currently also a director of Nerium Biotechnology Inc.

Mr. Chris Tsiofas, CA, CPA, earned a Bachelor’s of Commerce Degree from the University of Toronto in 1991 and has been a member of the Institute of Chartered Accountants of Ontario since 1993.  He has been on the Board of Directors since August of 2012.  He is a partner with the Toronto Chartered Accountancy firm of Myers Tsiofas Norheim LLP, a position he has held since 1994.  Mr. Tsiofas has extensive experience as a founder, owner and manager of various private enterprises over the years.

Dr. Adam Chowaniec was previously the founding Chief Executive Officer and Chairman of Tundra Semiconductor (acquired by Integrated Device Technology) from 1995 to 2009, Chairman of Zarlink (acquired by Microsemi) from 2007 to 2011, and Chairman of Bel Air Networks (acquired by Ericsson) from 2002 to 2012.  Previously, he was President and Chief Executive Officer of Calmos Systems, acquired by Newbridge Networks and renamed Newbridge Microsystems, where he served as President and as a Vice President of Newbridge Networks.  He has also served on the boards of SiberCore Technologies, Liquid Computing, Microbridge,

GEAC and Amiga.  He has served on the boards of Solantro Semiconductor since 2010.  Dr. Chowaniec holds an M.Sc. in Electrical Engineering from Queen’s University, as well as both a B.Sc. and a Ph.D. from the University of Sheffield.  In 2010, he was recognized by the California Computer Museum as one of the founding fathers of the personal computer.

Dr. Geoff Taylor is Chief Scientist at the Company and has led development of the POET platform since 2000, directing a focused team at the ODIS subsidiary of the Company.  Dr. Taylor possesses an extraordinary technical background made-up of 30 years of design and development experience in electronic and optical device physics, circuit design, opto-electronic technology, materials and applications.  He is concurrently a Professor of Electrical Engineering and Photonics at the University of Connecticut, a position he has held since 1994, and is responsible for ODIS’ development efforts at the GaAs growth and fabrication facility.  With over 150 papers in the world’s most respected journals, and dozens of patents, Dr. Taylor is widely regarded as the world’s leading authority on GaAs solid-state physics, III-V opto-technology, as well as the pioneer in the development of monolithic integrated opto-electronic circuits.  Dr. Taylor has a B.Sc from Queen’s University and an M.A.Sc. and Ph.D. from the University of Toronto.

The Directors have served in their respective capacities since their election and/or appointment, unless otherwise noted above, and will serve until the next Company’s annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Amalgamation.

The Board has adopted a written Code of Business Conduct and Ethics to promote a culture of ethical business conduct and relies upon the selection of persons as directors, senior management and employees who they consider to meet the highest ethical standards. The Company’s Code of Business Ethics can be found on the Company’s web site at: www.poet-technologies.com.

There are no family relationships between any of our Directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management, except that in connection with the entry into of a financing arrangement between the Company and IBK Capital Corporation in 2012, Messrs. Benadiba, Copetti and Peralta were appointed Directors of the Company on June 8, 2012.

B.  Compensation

Fixed Stock Option Plan

On September 21, 2007, the Directors approved a new fixed 20% vesting Stock Option Plan (the “Plan”) to replace the Rolling Stock Option Plan which had been in effect since May 4, 2005.  The Plan was approved by the disinterested shareholders of the Company at the Shareholders’ Meeting of June 19, 2008 and accepted for filing by the TSXV.  Under the Plan, the maximum number of shares (the “Maximum Number”) which may be issued pursuant to options granted under the Plan or otherwise granted cannot exceed 20% of the issued and outstanding shares.  The shareholders fixed the Maximum Number at 11,930,000.

In December 2008, the TSXV changed its policy relating to stock option plans.  Among the changes implemented by the TSXV were the following: (i) extending the maximum term of options from 5 years to 10 years; (ii) eliminating the hold period for options granted at or above market price; (iii) allowing, with disinterested shareholders’ approval, the granting to any one optionee, within a 12 month period, of options to purchase an aggregate number of shares exceeding 5% of the issued shares of the Company, calculated at the date the option(s) is(are) granted; and (iv) removing the mandated vesting provisions, except for options granted to consultants performing “Investor Relations Activities.”

On May 21, 2009, the Directors amended the Plan in order to conform with changes to the TSXV policy described above and to clarify the wording of some sections of the Plan.  At the same time, the Maximum Number was increased from 11,930,000 to 12,115,000, being a net increase of 185,000.  The amended Plan was approved by the disinterested shareholders of the Company at the Shareholders’ Meeting of June 17, 2009 and accepted for filing by the TSXV.

On May 11, 2011, the Directors amended the Plan to increase the Maximum Number to 18,472,000.  No other change other than the increase in the Maximum Number was made to the Plan, except for inserting the new proposed name of the Company.  The amended Plan was approved by the disinterested shareholders of the Company at the Shareholders’ meeting of June 21, 2011 and accepted for filing by the TSXV.

On February 20, 2013, the Directors amended the Plan to increase the Maximum Number to 26,475,000, a net increase of 8,003,000.  No other change was made to the Plan other than the increase in the Maximum Number, a change in the form of option agreement and some minor housekeeping corrections.  The amended Plan was approved by the disinterested shareholders of the Company at the Shareholders’ Meeting of July 21, 2013 and accepted for filing by the TSXV.

The purpose of the Plan is to assist the Company in attracting, retaining and motivating directors, employees and consultants of the Company and any of its subsidiaries and to closely align the personal interests of such directors, employees and consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company.

The Plan provides that the number of common shares issuable pursuant to options granted under the Plan and pursuant to other previously granted options is limited to the Maximum Number, currently fixed at 26,475,000.  Any subsequent increase in the Maximum Number must be approved by shareholders of the Company and cannot exceed 20% of the issued and outstanding shares of the Company at the time of the shareholders’ approval.  There is no other limit to the number of options granted to any individual, except for: (i) 2% on a yearly basis to any one consultant and (ii) 2% on a yearly basis to any employee providing “Investor Relations Activities.”

The following paragraphs summarize some of the terms of the Plan:

Eligibility.  Options may be granted under the Plan to directors, employees, consultants and consultant companies of the Company and any of its subsidiaries.  Options may also be granted to individuals referred to as “Management Company Employees” which are employed by a company providing management services to the Company, except for services involving “Investor Relations Activities.”

Plan Administration.  The Board of Directors is the plan administrator, subject to the advice and recommendations of our Compensation Committee.  The plan administrator will determine the provisions and terms and conditions of each grant.

Exercise Price. The exercise price subject to an option shall be determined by the Board and set forth in the option agreement, but shall be either (i) not less than the last closing price of the Company’s common shares as traded on the TSXV, unless discounted by the Board or (ii) such other price agreed by the Board and accepted by the TSXV.  Except in certain circumstance, the Company can amend the other terms of a stock option only where prior TSXV acceptance is obtained and where the following requirements are met:

(i)                                     if the amendment is in respect of an option held by an insider of the Company, but excluding amendments to extend the length of the stock option term, the Company obtains disinterested shareholder approval;

(ii)                                  if the option exercise price is amended, at least six months have elapsed since the later of the date of commencement of the term, the date the Company’s shares commenced trading, or the date the option exercise price was last amended;

(iii)                               if the option price is amended to the discounted market price, the exchange hold period is applied from the date of the amendment (and for more certainty where the option price is amended to the market price, the exchange hold period will not apply); and

(iv)                              if the length of the stock option term is amended, any extension of the length of the term of the stock option is treated as a grant of a new option, and therefore the amended option must comply with the pricing and other requirements of the policy as if it were a newly granted option. The term of an option cannot be extended so that the effective term of the option exceeds 10 years in total. An option must be outstanding for at least one year before the Company can extend its term.

The TSXV must accept a proposed amendment before the option may be exercised as amended. If the Company cancels a stock option and within one year grants new options to the same individual, the new options will be subject to the requirements in sections (i) to (iv) above.

Option Agreement.  Options granted under the plan are evidenced by an option agreement that sets forth the terms, conditions and limitations for each grant.

Term of the Awards.  The term of each option grant shall be stated in the option agreement, provided that the term shall not exceed 10 years from the date of the grant.  Prior to May 21, 2009, the term was limited to 5 years.

Vesting Schedule.  In general, options granted under the Plan vest 25% immediately and 25% every six months from the date of issue, until fully vested; provided, however, that the directors may, at their discretion, specify a different vesting period, provided that options granted to consultants performing “Investor Relations Activities” must vest in stages over 12 months with no more than 25% of the options vesting in any three month period.  Prior to May 21, 2009, vesting was mandatory for all option grants.

Transfer Restrictions. Options granted under the Plan may not be transferred in any manner by the option holder other than by will or the laws of succession and may be exercised during the lifetime of the option holder only by the option holder.  Securities that are subject to restrictions may not be transferred during the period of restriction.

Change of Control and Alteration of Capital.  The Plan provides that if a Change of Control, as defined herein, occurs, the shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.  The Plan also provides for automatic adjustments in the number of optioned shares and/or the exercised price, in the event of an alteration in the share capital of the Company.

Termination of Options.  In the event that the award recipient ceases employment with us or ceases to provide services to us, the options will terminate after a period of time following the termination of employment.  Our Board of Directors has the authority to amend or terminate the plan subject to shareholder approval with respect to certain amendments.  However, no such action may adversely affect in any material way any awards previously granted unless agreed upon by the recipient.

Officer Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to “ITEM 7. Major Shareholders and Related Party Transactions” for information regarding indirect payments) to all of our Officers during fiscal year 2012 was $452,615.

In order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to human resources matters, the Board established a Compensation Committee.  The Compensation Committee reviews and makes determinations with respect to senior officer compensation on a regular basis with any discretionary compensation used only for extraordinary projects or significant milestone results that advance the Company’s growth potential.  When determining NEOs’ compensation, the Compensation Committee receives input and guidance from the Executive Chairman of the Board, the Executive Director and the Chief Executive Officer of the Company.

In addition to his or her fixed base salary, each officer may be eligible to receive variable pay compensation or bonus meant to motivate him or her to achieve short-term goals.  Additionally, the variable pay compensation plan is a retention tool, used to help maintain a low executive attrition.  Previously, the pre-established, company-wide quantitative target(s) used to determine variable pay compensation plans are generally set at the beginning of each fiscal year, and awards under this plan, if any, were made annually by way of cash payments and/or stock options grants in the first quarter of the next fiscal year.  With the financial difficulties encountered in 2011-12, the many changes in management during 2012 and the divesture of the solar business, the Company set aside the previously established procedures for determining variable pay compensation and has not yet put in place new procedures.  Stock options are a very important element of the variable pay compensation and do not require cash disbursement from the Company.  Stock options are also generally awarded to officers and consultants at the time of hire and are used as a recruitment tool to attract highly qualified and experienced executives and consultants to the Company.  Stock options are also granted at other times during the year.  As the Company is still continuing to develop its POET technology, it must conserve its limited financial resources and control costs to ensure that funds are available when needed to complete its scheduled developments.  As a result, the Board of Directors has to consider not only the financial situation of the Company at the time of the determination of the compensation, but also the estimated financial situation in the mid- and long-term.  Also the granting of stock options aligns officers’ rewards with an increase in shareholder value over the long term.  The use of stock options encourages and rewards performance by aligning an increase in each officer’s compensation with increases in the Company’s performance and in the value of the shareholders’ investments.

The following table sets forth all annual and long term compensation for services in all capacities to the Company for fiscal year 2013 of the Company.

			Share-	Options-Based Awards(1)(2)		Non-Equity Incentive Plan Compensation
NEO Name and Principal Position	Fiscal Year	Salary (2) (US$)	Based Awards (1)(2) (US$)	No. of Shares	(US$)	Annual Incentive Plans	Long- term Incentive Plans	Pension Value (US$)	All Other Comp. (US$)	Total Comp. (US$)

Leon M. Pierhal(3) President, CEO	2013	254,407	—	300,000	110,996	—	—	—	46,247	411,650

Kevin Barnes Treasurer and CFO	2013	67,793	––	200,000	68,886	—	—	—	—	136,679

Mark Benadiba Executive Chairman	2013	94,911	––	300,000	110,996	—	—	—	—	205,907

Peter Copetti Executive Director	2013	180,782	––	300,000	110,996	––	—	—	56,495	348,273

Patricia V. Agudow(4) VP Administration & Public Relations	2013	48,206	––	50,000	20,284	—	—	—	50,218	118,708

Christopher Lee Shepherd VP Technology	2013	135,587	––	500,000	179,173	—	—	—	—	314,760

Stephane Gagnon(5)	2013	28,247	—	800,000	253,805	—	—	—	—	282,052

(1)         The Company used the Black-Scholes model as the methodology to calculate the grant date fair value.

(2)         The exchange rate used in these calculations to convert CAD to USD was 0.9416, being the closing price at December 31, 2013.

(3)         Mr. Pierhal was the acting CEO in 2013.  He also serves as a Director of the Company, but receives no additional compensation for services as a Director.

(4)         Ms. Agudow resigned on March 31, 2013. She received three months of severance, which is represented as “All Other Compensation”.

(5)         Mr. Gagnon took office on November 4, 2013.

The following table sets forth information concerning all awards outstanding under a stock option to each of the current Officers, as of December 31, 2013:

		Option-Based Awards			Share-Based Awards
Name	No. of Shares Underlying Unexercised Options (#)	Option Exercise Price (CA$/share)	Option Expiration Date	Value of Unexercised In- The Money Options (1) (US$)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested (US$)
Leon M. Pierhal	100,000	$0.15	Feb, 13, 2014	$33,897	N/A	N/A
	625,000	$0.23	Feb 16, 2022	$170,660	N/A	N/A
	75,000	$0.28	Mar. 17, 2020	$16,948	N/A	N/A
	800,000	$0.345	Aug. 19, 2020	$131,820	N/A	N/A
	500,000	$0.445	Nov. 15, 2017	$35,309	N/A	N/A
	300,000	$0.49	Aug. 13, 2018	$8,474	N/A	N/A
	500,000	$0.51	Sep. 28, 2021	$14,708	N/A	N/A
	75,000	$0.76	Feb. 28, 2021	$0.00	N/A	N/A
	200,000	$1.21	May 11, 2021	$0.00	N/A	N/A
Kevin Barnes	25,000	$0.23	Feb. 16, 2022	$6,826	N/A	N/A
	10,000	$0.28	Mar. 17, 2020	$2,260	N/A	N/A
	100,000	$0.44	Nov. 14, 2018	$7,533	N/A	N/A
	100,000	$0.445	Nov. 15, 2017	$7,062	N/A	N/A
	100,000	$0.49	Aug. 13, 2018	$2,825	N/A	N/A
	25,000	$0.51	Sep. 28, 2021	$235	N/A	N/A
	50,000	$0.76	Feb. 28, 2021	$0.00	N/A	N/A
Mark Benadiba	2,500,000	$0.235	Jun. 8, 2017	$670,872	N/A	N/A
	500,000	$0.445	Nov. 15, 2017	$35,309	N/A	N/A
	300,000	$0.49	Aug. 13, 2018	$8,474	N/A	N/A
Peter Copetti	2,500,000	$0.235	Jun. 8, 2017	$670,872	N/A	N/A
	500,000	$0.445	Nov. 15, 2017	$35,309	N/A	N/A
	300,000	$0.49	Aug. 13, 2018	$8,474	N/A	N/A
Christopher Lee Shepherd	500,000	$0.43	Oct. 25, 2017	$42,371	N/A	N/A
	500,000	$0.445	Nov. 15, 2017	$35,309	N/A	N/A
	300,000	$0.46	Jun. 27, 2018	$16,948	N/A	N/A
	200,000	$0.49	Aug. 13, 2018	$5,649	N/A	N/A
Stephane Gagnon(2)	300,000	$0.43	Oct. 4, 2018	$25,422	N/A	N/A
	500,000	$0.44	Nov. 14, 2018	$37,663	N/A	N/A

(1)         This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2013, being CA$0.52, and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.9416, being the closing price at December 31, 2013.

(2)         Mr. Gagnon was appointed on November 14, 2013.

The value vested or earned during fiscal year 2013 of incentive plan awards granted to NEOs are as follows:

NEO Name	Option-Based Awards — Value Vested During the Year (1) (US$)	Share-Based Awards — Value Vested During the Year (2) (US$)	Non-Equity Incentive Plan Compensation — Value Earned During the Year (US$)
Leon M. Pierhal	129,467	N/A	N/A
Kevin Barnes	11,417	N/A	N/A
Mark Benadiba	348,383	N/A	N/A
Peter Copetti	348,383	N/A	N/A
Patricia V. Agudow	7,474	N/A	N/A
Christopher Lee Shepherd	44,019	N/A	N/A
Stephane Gagnon	6,473	N/A	N/A

(1)         This amount is the dollar value that would have been realized and is computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option-based award. For the NEO’s to have realized this value, they would have had to exercise their options and sell the shares on the day of vesting. The exchange rate used in these calculations to convert CAD to USD was 0.9416, being the closing price at December 31, 2013.

(2)         This amount is the dollar value computed by multiplying the number of shares or units by the market value of the underlying shares on the vesting date.

Director Compensation

During the year ending December 31, 2013, the outside, or non-management, directors were paid an annual fee of $18,000 for acting as a director, plus $1,000 per board meeting attended in person, $500 per telephone board meeting, and $500 per committee meetings, to be paid quarterly.  If independent, the Chairman of the Board is entitled to receive an additional $8,000 annually and the Committee Chairs are entitled to receive an additional $6,000 annually.  The current Chairman of the Board is Executive Chairman and as such is not independent.  Director’s involvement in special assignments or services as consultant or expert will be negotiated on a case by case basis.

The following table details compensation paid/accrued for fiscal year 2013 for each director who is not also an officer.

				Options-Based Awards(1)(2)		Non-Equity Incentive Plan Compensation
Name and Principal	Fiscal	Salary (2)	Share- Based Awards (1)(2)	No. of		Annual Incentive	Long- term Incentive	Pension Value	All Other Comp.	Total Comp.
Position	Year	(US$)	(US$)	Shares	(US$)	Plans	Plans	(US$)	(US$)	(US$)
Dr. Samuel Peralta Director	2013	44,228	—	300,000	110,996	—	—	—	—	155,225
John F. O’Donnell(3) Director	2013	45,397	—	300,000	110,996	—	—	—	—	156,394
Chris Tsiofas Director	2013	32,489	—	300,000	110,996	—	–	—	—	143,486
Dr. Adam Chowaniec(4) Director	2013	10,357	—	1,100,000	410,481	—	—	—	—	420,838
Dr. Geoff Taylor(5) Chief Scientist	2013	159,996	—	800,000	305,306	—	—	—	—	465,302

(1)         The Company used the Black-Scholes model as the methodology to calculate the grant date fair value.

(2)         The exchange rate used in these calculations to convert CAD to USD was 0.9416, being the closing price on December 31, 2013.

(3)         The firm of Stikeman Keeley Spiegel Pasternack LLP, of which Mr. O’Donnell is counsel, billed the sum of $120,310 for legal fees and disbursements (including Harmonized Sales Tax) incurred in 2013.

(4)         Dr. Chowaniec took office on April 2, 2013.

(5)         Dr. Taylor took office on April 2, 2013.

The following table sets forth information concerning all awards outstanding under the stock option plans pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period, to each of the current Directors, as of December 31, 2013:

		Option-Based Awards			Share-Based Awards
Name	No. of Shares Underlying Unexercised Options (#)	Option Exercise Price (CA$/share)	Option Expiration Date	Value of Unexercised In- The Money Options (1) (US$)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested (US$)

Dr. Adam Chowaniec	300,000	$0.46	Jun. 27, 2018	$16,948	N/A	N/A
	300,000	$0.49	Aug. 13, 2018	$8,474	N/A	N/A
	500,000	$0.51	Apr. 2, 2018	$4,707	N/A	N/A
John F. O’Donnell	150,000	$0.23	Feb. 16, 2022	$40,959	N/A	N/A
	12,500	$0.345	Aug. 19, 2020	$2,060	N/A	N/A
	500,000	$0.445	Nov. 15, 2017	$35,309	N/A	N/A
	300,000	$0.49	Aug. 13, 2018	$8,474	N/A	N/A
Samuel Peralta	500,000	$0.235	Jun. 8, 2017	$134,174	N/A	N/A
	500,000	$0.445	Nov. 15, 2017	$35,309	N/A	N/A
	300,000	$0.49	Aug. 13, 2018	$8,474	N/A	N/A
Chris Tsiofas	500,000	$0.275	Aug. 21, 2017	$115,342	N/A	N/A
	500,000	$0.445	Nov. 15, 2017	$35,309	N/A	N/A
	300,000	$0.49	Aug. 13, 2018	$8,474	N/A	N/A
Dr. Geoffrey Taylor	75,000	$0.23	Feb. 16, 2022	$20,479	N/A	N/A
	30,000	$0.28	Mar. 17, 2020	$6,779	N/A	N/A
	10,000	$0.345	Aug. 19, 2020	$1,648	N/A	N/A
	75,000	$0.42	May 21, 2014	$7,062	N/A	N/A
	1,500,000	$0.445	Nov. 15, 2017	$105,927	N/A	N/A
	300,000	$0.49	Aug. 13, 2018	$8,474	N/A	N/A
	100,000	$0.51	Sep. 28, 2021	$4,708	N/A	N/A
	500,000	$0.51	Apr. 2, 2018	$942	N/A	N/A
	75,000	$0.76	Feb. 28, 2021	$0.00	N/A	N/A

(1)         This amount is calculated based on the difference between the market value of the shares underlying the options as at December 31, 2013, being CA$0.52, and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.9416, being the closing price at December 31, 2013.

The value vested or earned during fiscal year 2013 of incentive plan awards granted to Directors are as follows:

Director Name	Option-Based Awards — Value Vested During the Year (1) (US$)	Share-Based Awards — Value Vested During the Year (2) (US$)	Non-Equity Incentive Plan Compensation — Value Earned During the Year (US$)
Dr. Adam Chowaniec	6,356	N/A	N/A
John F. O’Donnell	53,199	N/A	N/A
Samuel Peralta	94,158	N/A	N/A
Chris Tsiofas	95,923	N/A	N/A
Dr. Geoff Taylor	104,044	N/A	N/A

(1)         This amount is the dollar value that would have been realized and is computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option-based award. For the Directors to have realized this value, they would have had to exercise their options and sell the shares on the day of vesting.  None of these options were exercised.  The exchange rate used in these calculations to convert CAD to USD was 0.9416, being the closing price at December 31, 2013.

(2)         This amount is the dollar value computed by multiplying the number of shares or units by the market value of the underlying shares on the vesting date.

Termination and Change of Control Benefits

Other than disclosed below in “Written Management Agreements,” the Company has no plans or arrangements in respect of remuneration received or that may be received by the Officers the Company to compensate such Officers, in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Pension Plan Benefits

The Company does not provide a defined benefit plan to the Officers or any of its employees.

The Company offers a defined contribution plan that is a 401k Plan but does not contribute toward such plan.

The Company does not have any deferred compensation plans other than that described above.

Written Management Agreements

The Company and/or its subsidiaries have employment contracts with the following current and former Officers as follows:

Mr. Copetti has entered into a Memorandum of Outstanding, dated February 10, 2014, wherein (i) he will be paid CA$20,000 per month (or CA$240,000 per year) until December 31, 2015; (ii) he will receive severance of 12 months on termination of employment; and (iii) he and the Company will negotiate and execute a Definitive Employment Agreement.  Mr. Copetti and the Company are currently negotiating a definitive employment agreement.

Mr. Pierhal has an Amended and Restated Employment Agreement, dated February 16, 2014, for a period of one year, with automatic yearly renewals and provides a current annual base salary of $185,000.  This employment contract provides for severance payments upon termination of employment including the payment of salary through the end of the employment period, a pro-rata bonus, cash payment equivalent to 12 months of salary and acceleration of all unvested or un-exercised stock options, which shall be exercisable for a 12 month period after the date of termination.

Mr. Barnes has an arrangement with the Company to provide consulting services starting January 1, 2013 for a period of one year at a monthly rate of CA$6,000. The arrangement may be terminated by the Company without cause on six months’ notice or equivalent compensation.

Mr. Gagnon has an employment contract dated November 4, 2013 that continues indefinitely at a yearly salary of CA$180,000.  This employment contract provides for a severance, on termination of employment for other than cause, of six months plus one month per year of service completed.

Mr. Shepherd has a Consulting Contract, through his wholly-owned company IT Millwrights Corporation, dated January 1, 2014, for a period of one year providing monthly fees not to exceed CA$15,000 per month.

C.  Board Practices

Our Board of Directors consists of eight directors, including three independent directors.  Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of Amalgamation and all amendments thereto (the “Articles”), or with the provisions of the OBCA. The Company’s Officers are appointed to serve at the discretion of the Board, subject to the terms of the employment agreements described above. The Board and committees of the Board schedule regular meetings over the course of the year.

During fiscal 2013, the Board held six regularly scheduled meetings.  For various reasons, Board members may not be able to attend a Board meeting.  All Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.

The Board has adopted standards for determining whether a director is independent from management.  The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment.  The Board has affirmatively determined, based on its standards, that Messrs. Peralta, Tsiofas and Chowaniec are independent.

Directors’ Service Contracts

Messrs. Copetti, Pierhal and Gagnon have entered into the employment contracts explained above in “Written Management Agreements.”

Mr. Benadiba entered into a Consulting Agreement, dated June 8, 2012, and as amended February 10, 2014, with the Company wherein (i) he will be paid CA$5,000 per month for a term of one year and (ii) he was granted 2,500,000 stock options, exercisable for a period of five years at a price of CA$0.235 per share, which will vest 25% immediately and 25% every six months thereafter.

Mr. Copetti entered into a Consulting Agreement, dated June 8, 2012, with the Company pursuant to which he is (i) paid CA$8,400 per month for a term of one year and (ii) granted 2,500,000 stock options, exercisable for a period of five years at a price of CA$0.235 per share, which will vest 25% immediately and 25% every six months thereafter.  The Directors agreed to extend this contract for six months and increased the fees payable to CA$16,000 per month.  The agreement has expired.  On February 10, 2014, Mr. Copetti and the Company entered into a Memorandum of Outstanding as discussed above in “Written Management Agreements.”

Dr. Taylor entered into an Agreement for Provision of Laboratory & Consulting Services to POET Technologies, dated January 29, 2014, with the Company pursuant to which he will be compensated at the rate of $12,000 per month for up to but not to exceed $144,000 per year.  The agreement covers the period from January 1, 2014 to December 31, 2014 and does not provide for benefits upon termination of the agreement.

Audit and Compensation Committees of the Board of Directors

We currently have three board committees; (1) an Audit Committee; (2) a Compensation Committee; and (3) a Corporate Governance and Nominating Committee.  On December 31, 2013, the Company disbanded its Special Strategic Committee having completed the tasks for which it was formed.  Committee charters, if any, can be found at www.poet-technologies.com.  The names of the members and a summary of the terms of the charter for each the Audit Committee and the Compensation Committee is provided below.

Audit Committee

The Audit Committee is currently comprised of three members: Chris Tsiofas (Chair), John O’Donnell and Samuel Peralta. Of the three members, Chris Tsiofas and Samuel Peralta are independent directors.  Mr. Tsiofas was appointed chair of the Audit Committee on August 21, 2012. The Board has determined that Mr. Tsiofas satisfies the criteria of “audit committee financial expert” within the meaning of Item 401(h) of Regulation S-K and is independent in accordance with Rule 4200 of the NASDAQ Marketplace Rules.  All members of the audit committee are financially literate, meaning they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. A brief description of the education and experience of each of our audit committee members that is relevant to the performance of his responsibilities is set forth below.

•                  Chris Tsiofas, CA, CPA the Chairman of the Audit Committee, holds B. Comm. from the University of Toronto.  He has been a member of the Institute of Chartered Accountants of Ontario since 1993 and also a member of the Canadian Tax Foundation.  He is a Partner with Myers Tsiofas Norheim LLP and previously worked in the tax practice division of Coopers & Lybrand (now PriceWaterhouseCoopers).

•                  Samuel Peralta holds a Certificate in Accounting from Edinburg Business School, UK which was complemented by Management, Accounting and Financial studies at York University (Schulich School of Business) and University of Toronto (Rotman School of Management).  He has been a senior officer and director of several public and private companies.  He has worked for Ontario Hydro and Kinectrics Inc. for 22 years, with unit responsibility for profit & loss, capital investment and other financial-related matters.

•                  Mr. John F. O’Donnell has a BA (Economics) and an LLB, has practiced law in the City of Toronto since 1973, primarily in the field of corporate and securities law.  Over the years, he has been counsel to and has served as an Officer and Director of several publicly traded companies and as such has been involved in the review and analysis of numerous financial statements. Mr. O’Donnell has taken formal accounting courses and has been responsible for overseeing the completion of financial statements for his own business.  With his vast experience in corporate and securities law and in corporate governance, he provides invaluable advice to the Audit Committee.

The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The Audit Committee is also responsible for reviewing the annual and quarterly financial statements and accompanying Management’s Discussion and Analysis prior to their approval by the full Board. The Audit Committee also reviews the Company’s financial controls with the auditors of the Company on an annual basis.

The Company’s independent auditor is accountable to the Board and to the Audit Committee. The Board, through the Audit Committee, has the ultimate responsibility to evaluate the performance of the independent auditor, and through the shareholders, to appoint, replace and compensate the independent auditor. Any non-audit services must be pre-approved by the Audit Committee.

Compensation Committee

The Compensation Committee is currently comprised of three members: Samuel Peralta (Chair), Adam Chowaniec and John O’Donnell.  Mr. Peralta was appointed chair of the Compensation Committee on June 18, 2012.  Of the three members, only Mr. Peralta is independent.  Mr. O’Donnell is retained by the Company as company counsel.

The Compensation Committee discusses and makes recommendations to the Board for approval or disapproval of all compensation issues that pertain to the Company.  The compensation programs of the Company are designed to reward performance and to be competitive with the compensation agreements of other comparable semiconductor companies.  The Compensation Committee is responsible for evaluating the compensation of the senior management of the Company and assuring that they are compensated effectively in a manner consistent with the Company’s business, stage of development, financial condition and prospects, and the competitive environment.  Specifically, the Compensation Committee is responsible for: (i) reviewing the compensation practices and policies of the Company to ensure that they are competitive and that they provide appropriate motivation for corporate performance and increased shareholder value; (ii) overseeing the administration of the Company’s compensation programs, and reviewing and approving the employees who receive compensation and the nature of the compensation provided under such programs, and ensuring that all management compensation programs are linked to meaningful and measurable performance targets; (iii) making recommendations to the Board regarding the adoption, amendment or termination of compensation programs and the approval of the adoption, amendment and termination of compensation programs of the Company, including for greater certainty, ensuring that if any equity-based compensation plan is subject to shareholder approval, and that such approval is sought; (iv) periodically surveying the executive compensation practices of other comparable companies; (v) establishing and ensuring the satisfaction of performance goals for performance-based compensation; (vi) annually reviewing and approving the annual base salary and bonus targets for the senior executives of the Company, other than the Chief Executive Officer (the “CEO”); (vii) reviewing and approving annual corporate goals and objectives for the CEO and evaluating the CEO’s performance against such goals and objectives; (viii) annually reviewing and approving, based on the Compensation Committee’s evaluation of the CEO, the CEO’s annual base salary, the CEO’s bonus, and any stock option grants and other awards to the CEO under the Company’s compensation programs (in determining the CEO’s compensation, the Compensation Committee will consider the Company’s performance and relative shareholder return, the compensation of CEOs at other companies, and the CEO’s compensation in past years); and (ix) review the annual report on executive compensation required to be prepared under applicable corporate and securities legislation and regulation including the disclosure concerning members of the Compensation Committee and settling the reports required to be made by the Compensation Committee in any document required to be filed with a regulatory authority and/or distributed to shareholders.

Code of Ethics

The Board has adopted a written code of business conduct and ethics. All transgressions of the code of business conduct and ethics are required to be promptly reported to the Chair of the Board or of any committee, who in turn, reports them to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is charged with investigating alleged violations of the code of business conduct and ethics. Any findings of the Corporate Governance and Nominating Committee are then reported to the full Board, which will take such action as it deems proper. The Company’s Code of Ethics may be inspected on the Company’s website at www.poet-technologies.com.

D.  Employees

As of March 31, 2014, the Company had 18 full-time employees and 3 part-time employees/consultants, including senior management; 8 employees are engaged in research and development initiatives; 7 employees are employed at the Canadian office and 4 are employed at the U.S. Operations office.  As of December 31, 2013, the Company had 17 full-time employees and 3 part-time employees/consultants.  As of December 31, 2012 and December 31, 2011, the Company had 13and 33 full-time employees, respectively, and 3 part-time employees/consultants.  None of the Company’s employees are covered by collective bargaining agreements.

E.  Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares for: (i) each of our Directors and Officers individually; (ii) all of our Directors and Officers as a group; and (iii) each other person known to us to own beneficially more than 5% of our common shares as of March 31, 2014.  Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power.  The table also includes the number of shares underlying options that are exercisable within sixty (60) days of March 31, 2014. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

The shareholders listed below do not have any different voting rights from our other shareholders.

	Number of Shares Beneficially Owned(1)		Percent of Class
Directors and Officers:
Dr. Geoffrey Taylor	3,662,245	(2)	2.43%
Leon M. Pierhal	3,479,000	(3)	2.30%
Peter Copetti	3,250,000	(4)	2.15%
Mark Benadiba	3,200,000	(5)	2.11%
Lee Shepherd	1,450,000	(6)	0.97%
Samuel Peralta	1,150,000	(7)	0.77%
Chris Tsiofas	1,150,000	(8)	0.77%
John F. O’Donnell	842,500	(9)	0.56%
Adam Chowaniec	675,000	(10)	0.45%
Stephane Gagnon	400,000	(11)	0.27%
Kevin Barnes	317,463	(12)	0.21%
Directors and Officers Subtotal	19,576,211		13.00%

Major Shareholders:
Pinetree Capital Ltd.	19,000,070	(13)	12.17%
Sheldon Inwentash	12,325,500	(14)	8.00%
Inwentash/Pinetree Subtotal(15)	31,325,570		19.36%

(1)         The number of shares set forth for each Director, Officer and Major Shareholder is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(2)         Includes: (i) 1,228,998 common shares issued and outstanding and (ii) 2,390,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days. Mr. Taylor also has beneficial ownership of the shares owned by his wife, who owns: (i) 37,000 common shares issued and outstanding and (ii) 6,250 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.

(3)         Includes: (i) 554,000 common shares issued and outstanding and (ii) 2,925,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.

(4)         Includes: (i) 100,000 common shares issued and outstanding and (ii) 3,150,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.

(5)         Includes: (i) 50,000 common shares issued and outstanding and (ii) 3,150,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.

(6)         Includes: (i) 50,000 common shares issued and outstanding and (ii) 1,300,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days. Mr. Shepherd also has beneficial ownership of the shares owned by his wife, who owns: (i) 50,000 common shares issued and outstanding and (ii) 50,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.

(7)         Includes: (i) zero common shares issued and outstanding and (ii) 1,150,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.

(8)         Includes: (i) zero common shares issued and outstanding and (ii) 1,150,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.

(9)         Includes: (i) 30,000 common shares issued and outstanding and (ii) 812,500 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.

(10)  Includes: (i) zero common shares issued and outstanding and (ii) 675,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.

(11)  Includes: (i) 200,000 common shares issued and outstanding and (ii) 200,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.

(12)  Includes: (i) 7,463 common shares issued and outstanding and (ii) 310,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.

(13)  Includes: (i) 11,224,685 common shares issued and outstanding and (ii) 7,775,385 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.

(14)  Mr. Inwentash owns shares directly as well as through his Registered Retirement Savings Plan.  The aggregate holdings of the two accounts includes: (i) 6,629,500 common shares issued and outstanding and (ii) 5,696,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.

(15)  Mr. Inwentash is the President of Pinetree Capital Ltd., thus an aggregate of both Mr. Inwentash and Pinetree Capital Ltd.’s holdings is disclosed.

See “ITEM 6.B. Compensation” for the exercise prices of options.

ITEM 7.                                                                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

Holdings by Major Shareholders

Please refer to “ITEM 6.E. Share Ownership” for details regarding securities held by Directors, Officers and Major Shareholders.

As a result of the Company’s completion of a private placement on February 13, 2014, Pinetree Capital Ltd. (“Pinetree”) acquired beneficial ownership of an additional 2,775,385 common shares and 2,775,385 common share purchase warrants of the Company.

As a result of the Company’s completion of a private placement on February 14, 2013, (i) Pinetree Capital Ltd. (“Pinetree”) acquired beneficial ownership of an additional 1,500,000 common shares and 1,500,000 common share purchase warrants of the Company; and (ii) Sheldon Inwentash (“Inwentash”) acquired beneficial ownership of an additional 1,000,000 common shares and 1,000,000 common share purchase warrants of the Company.

As a result of the Company’s completion of a private placement on September 27, 2012, Pinetree acquired 1,000,000 common shares and 1,000,000 common share purchase warrants.

With the exception of the participation in private placements of equity by Pinetree and Inwentash there has not been a significant change in the percentage ownership held by any major shareholders during the past three years other than through public purchases or dispositions of shares on the TSXV.

The Company’s major shareholders do not have different voting rights.

U.S. Share Ownership

As of March 31, 2014, there were a total of 1,047 holders of record of our common shares, of which 464 were registered with addresses in the U.S.  We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our common shares are held of record in broker “street names.”  As of March 31, 2014, U.S. holders of record held approximately 2.76% of our outstanding common shares.

Control of Company

The Company is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, U.S. residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in “ITEM 4.A. History and Progress of the Company” and “ITEM 6.E. Share Ownership.”

Change of Control of Company Arrangements

On August 13, 2013, the Board of Directors of the Company approved a resolution authorizing the Company to implement a Shareholders Rights Plan (a “Rights Plan”), subject to all required approvals, including TSXV and shareholder approval.  Authorization of a Rights Plan is intended to reflect developments in Canada with respect to shareholder rights plans and is designed to encourage the fair treatment of shareholders in connection with any take-over bid for the Company.  No agreement, however, has been implemented as of the time of filing.

B.  Related Party Transactions

During the 2013, 2012 and 2011 fiscal years, the Company was billed $120,310, $197,512 and $106,690, respectively, by Stikeman Keeley Spiegel Pasternack LLP, of which John F. O’Donnell is legal counsel, for legal services rendered.  John F. O’Donnell is a Director of the Company.  In the period between January 1, 2014 and March 31, 2014, the Company was billed $78,729 by Stikeman Keeley Spiegel Pasternack LLP.

During 2012, the Company loaned $100,000 to Leon Pierhal, President and CEO of the Company.  Pierhal agreed to repay the full amount of the Indebtedness by a reduction or offset in the amount of remuneration payable to him from $252,000 to $185,000 per annum and the amendment of terms of his employment agreement (the “New Contract”). The full amount of the Indebtedness was discharged in the form of a lump sum contract inducement payment to enter into the New Contract, which payment was not physically made, but constituted the consideration for the reduction in the amount of remuneration payable to him and the amendment of the terms pursuant to the New Contract.

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.                                                FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

The Company’s financial statements are stated in U.S. dollars and are prepared in accordance with IFRS as issued by the IASB.

The financial statements as required under “ITEM 17.  Financial Statements” are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Marcum LLP, independent registered public accounting firm, is included herein immediately preceding the consolidated financial statements.

Legal Proceedings

The directors and the senior management of the Company do not know of any material, either active or pending, legal proceedings against them, nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The directors and the senior management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest in the Company.

Dividend Policy

The Company has not paid, and has no current plans to pay, dividends on its common shares.  We currently intend to retain future earnings, if any, to finance the development of our business.  Any future dividend policy will be determined by the Board, and will depend upon, among other factors, our earnings, if any, financial condition, capital requirements, any contractual restrictions with respect to the payment of dividends, the impact of the distribution of dividends on our financial condition, tax liabilities, and such economic and other conditions as the Board may deem relevant.

B.  Significant Changes

As discussed in “ITEM 5.B. Liquidity and Capital Resources” and “ITEM 10. Additional Information,” the Company completed a non-brokered private placement financing of CA$5,000,000 in February of 2014.

In March of 2014, the Company restructured its license agreement with UCONN, reducing the royalty payment obligation from 30% to 3% in exchange for the issuance of 2,000,000 common shares to UCONN.

ITEM 9.                                                THE OFFER AND LISTING

A.  Offer and Listing Details

The Company’s common shares began trading on the TSXV in Toronto, Ontario, Canada, on June 25, 2007.  The current Stock symbol is “PTK”.  The CUSIP/ISN numbers are 73044W104 / 73044W1041.

The following table lists the high and low sales price on the TSXV for the Company’s common shares for: the last six months; the last ten fiscal quarters; and the last five fiscal years.

Period Ended	High (CA$)	Low (CA$)
Monthly
April 30, 2014	$2.87	$1.36
March 31, 2014	$1.49	$0.49
February 28, 2014	$1.15	$0.66
January 31, 2014	$0.85	$0.49
December 31, 2013	$0.60	$0.51
November 30, 2013	$0.60	$0.38

Quarterly
March 31, 2014	$1.49	$0.49
December 31, 2013	$0.60	$0.315
September 30, 2013	$0.57	$0.415
June 30, 2013	$0.62	$0.39
March 31, 2013	$0.69	$0.44
December 31, 2012	$0.74	$0.355
September 30, 2012	$0.40	$0.20
June 30, 2012	$0.425	$0.205
March 31, 2012	$0.53	$0.195
December 31, 2011	$0.55	$0.26

Yearly
December 31, 2013	$0.74	$0.20
December 31, 2012	$0.74	$0.195
December 31, 2011	$1.82	$0.26
December 31, 2010	$0.41	$0.185
December 31, 2009	$0.60	$0.145

Trading of the Company’s shares was halted on February 25, 2011, and resumed on March 2, 2011, in connection with the Company’s announcement of the receipt by it of an evaluation report on the potential business and economic value of the POET platform.  After the disclosure and documentation of the report, the suspension was lifted by the TSXV.

Common Share Description

As of March 31, 2014, December 31, 2013 and December 31, 2012, there were respectively 148,335,985, 132,676,115 and 117,528,615 outstanding common shares of the Company.  The holders of the common shares are entitled to vote at all meetings of the shareholders, excepting meetings at which only holders of a specified class of shares are entitled to vote.  Each common share carries with it the right to one vote.  Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, the holders of the common share are entitled to receive any dividends declared and payable by the Company on the common shares.  Dividends may be paid in money or property or by issuing fully paid shares of the Company.  Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, the holders of the common shares are entitled to receive the remaining property of the Company upon dissolution.

Stock Options

See “ITEM 6.B. Compensation” and “ITEM 6.E. Share Ownership” for additional information.

Warrants

As of March 31, 2014, December 31, 2013 and December 31, 2012, the Company had respectively 42,378,312, 42,478,568 and 26,778,569 warrants outstanding to purchase common shares at exercise prices ranging from CA$0.23 - CA$1.00.  Each share purchase warrant entitles the holder to purchase, subject to adjustment, one common share of the Company at the exercise price established upon issuance.

B.  Plan of Distribution

Not Applicable.

C.  Markets

The Company’s common shares trade on the TSXV in Canada under the symbol “PTK”.  The Company’s common shares also trade on the OTCQX International Marketplace under the symbol “POETF”.

We currently plan to apply to have our common shares quoted on the Over the Counter Bulletin Board (“OTCBB”) maintained by the Financial Industry Regulatory Authority (“FINRA”) upon the effectiveness of this registration statement.  We cannot provide our investors with any assurance that our common shares will be traded on the OTCBB, or, if traded, that a public market in the U.S. will materialize.  Further, the OTCBB is not a listing service or exchange, but is instead a dealer quotation service for subscribing members.  If our common shares are not quoted on the OTCBB or if a public market in the U.S. for our common shares does not develop, then investors in the United States may have difficulty reselling our common shares.

D.  Selling Shareholders

Not Applicable.

E.  Dilution

Not Applicable.

F.  Expenses of the Issue

Not Applicable.

ITEM 10.                                         ADDITIONAL INFORMATION

A.  Share Capital

Authorized/Issued Capital

As of March 31, 2014 and December 31, 2013, the authorized capital of the Company consisted of unlimited common shares, no par value, and one special voting preferred share.  At these dates, all shares issued were fully paid.  There were 148,335,985 common shares outstanding as of March 31, 2014 and 132,676,115 common shares outstanding as of December 31, 2013.  There were 117,528,615 common shares outstanding as of January 1, 2013.

As of March 31, 2014, the Company had the following outstanding: 148,335,985 common shares; 42,378,312 share purchase warrants to purchase common shares; and stock options to purchase up to 23,557,750 common shares.  As of March 31, 2014, there were no special voting preferred shares outstanding.

As of December 31, 2013, the Company had the following outstanding: 132,676,115 common shares; 42,478,568 share purchase warrants to purchase common shares; and stock options to purchase up to 23,732,750 common shares.  On June 21, 2013, the one issued and outstanding special voting preferred share was redeemed by the Company and therefore, as of December 31, 2013, there were no special voting preferred shares outstanding.

Stock Options/Share Purchase Warrants

Please refer to “ITEM 6.B. Compensation.”

History of Share Capital

The Company has financed its operations through, among other things, funds raised in public/private placements of common shares and proceeds from shares issued upon exercise of stock options and share purchase warrants.

The following table shows our history of share capital in the last three years:

Effective Date of Issuance	Security Issued	Number of Securities	Price (CA$)	Gross Proceeds of Fair Value of Share Transaction (CA$)	Process/Consideration
Jan. 18, 2011	Common Shares	25,000	$0.16	$4,000	Exercise of Options
Jan. 27, 2011	Common Shares	75,000	$0.16	$12,000	Exercise of Options
Feb. 1, 2011	Common Shares	50,000	$0.16	$8,000	Exercise of Options
Feb. 15, 2011	Common Shares	100,000	$0.25	$25,000	Exercise of Options
Feb. 25, 2011	Common Shares	40,000	$0.289	$11,562	Exercise of Options
March 3, 2011	Common Shares	100,000	$0.243	$24,320	Exercise of Options
March 4, 2011	Common Shares	1,178,033	$0.30	$353,410	Exercise of Warrants

March 9, 2011	Common Shares	268,250	$0.441	$118,210	Exercise of Options
March 11, 2011	Common Shares	205,000	$0.347	$71,160	Exercise of Options
March 11, 2011	Common Shares	550,000	$0.50	$225,000	Exercise of Warrants
March 15, 2011	Common Shares	100,000	$0.50	$50,000	Exercise of Warrants
March 16, 2011	Common Shares	52,500	$0.16	$8,400	Exercise of Options
March 17, 2011	Common Shares	117,500	$0.327	$27,816	Exercise of Options
March 22, 2011	Common Shares	342,500	$0.276	$6,900	Exercise of Options
March 25, 2011	Common Shares	513,333	$0.50	$256,667	Exercise of Warrants
March 28, 2011	Common Shares	50,000	$0.60	$30,000	Exercise of Options
April 5, 2011	Common Shares	70,000	$0.397	$27,815.60	Exercise of Options
April 6, 2011	Common Shares	25,000	$0.276	$6,900	Exercise of Options
April 8, 2011	Common Shares	15,000	$0.17	$2,550	Exercise of Options
April 12, 2011	Common Shares	10,000	$0.50	$5,000	Exercise of Options
April 20, 2011	Common Shares	67,500	$0.50	$33,750	Exercise of Warrants
April 21, 2011	Common Shares	23,750	$0.394	$9,362	Exercise of Options
April 25, 2011	Common Shares	338,000	N/A	N/A	Exchangeable Shares
April 25, 2011	Common Shares	408,333	$0.50	$204,167	Exercise of Warrants
April 25, 2011	Common Shares	419,000	$0.438	$183,600	Exercise of Options
April 25, 2011	Common Shares	184,000	$0.69	$126,940	Exercise of Options
April 26, 2011	Common Shares	90,000	N/A	N/A	Exchangeable Shares
April 28, 2011	Common Shares	333,000	$0.24	$79,760	Exercise of Options
April 29, 2011	Common Shares	85,000	$0.13	$11,050	Exercise of Options
May 2, 2011	Common Shares	25,000	$0.50	$12,500	Exercise of Warrants
May 2, 2011	Common Shares	2,543	$0.30	$763	Exercise of Warrants
May 2, 2011	Common Shares	120,000	$0.275	$33,000	Exercise of Options
May 9, 2011	Common Shares	67,500	$0.50	$33,750	Exercise of Warrants
May 12, 2011	Common Shares	18,750	$0.334	$6,262	Exercise of Options
May 12, 2011	Common Shares	68,750	$0.367	$25,250	Exercise of Options
May 24, 2011	Common Shares	50,000	$0.50	$25,000	Exercise of Warrants
May 24, 2011	Common Shares	25,000	$0.325	$8,125	Exercise of Options
June 8, 2011	Common Shares	206,000	$0.242	$49,940	Exercise of Options
June 8, 2011	Common Shares	166,665	$0.50	$83,333	Exercise of Warrants
June 21, 2011	Common Shares	90,000	$0.50	$45,000	Exercise of Warrants
June 22, 2011	Common Shares	10,000	$0.488	$4,880	Exercise of Options
June 24, 2011	Common Shares	90,000	$0.345	$31,050	Exercise of Options
June 18, 2011	Common Shares	120,000	N/A	N/A	Exchangeable Shares
Aug. 16, 2011	Common Shares	67,500	N/A	N/A	Exchangeable Shares
Aug. 22, 2011	Common Shares	45,000	$0.345	$15,525	Exercise of Options
Sept. 12, 2011	Common Shares	96,250	$0.268	$25,750	Exercise of Options
Sept. 15, 2011	Common Shares	200,000	N/A	N/A	Exchangeable Shares
Sept. 19, 2011	Common Shares	18,750	$0.28	$5,250	Exercise of Options
Sept. 30, 2011	Common Shares	157,500	N/A	N/A	Exchangeable Shares
Oct. 11, 2011	Common Shares	250,000	N/A	N/A	Exchangeable Shares
Nov. 29, 2011	Common Shares	2,000	$0.16	$320	Exercise of Options
Feb. 13, 2012	Common Shares	15,000	$0.16	$2,400	Exercise of Options
April 9, 2012	Common Shares(2)	500,000	$0.30	$150,000	Finance Costs
April 11, 2012	Common Shares	15,000	$0.28	$4,200	Exercise of Options
June 8, 2012	Units(3)	2,207,358	$0.23	$507,690	Private Placement
June 21, 2012	Units(3)	3,010,034	$0.23	$692,310	Private Placement
July 31, 2012	Units(3)	1,554,000	$0.23	$357,420	Private Placement
Aug. 2, 2012	Common Shares	135,000	N/A	N/A	Exchangeable Shares
Sept. 7, 2012	Units(3)	6,272,087	$0.23	$1,442,580	Private Placement
Sept. 13, 2012	Units(3)	5,369,000	$0.23	$1,234,870	Private Placement
Sept. 25, 2012	Common Shares	3,750	$0.16	$600	Exercise of Options
Sept. 27, 2012	Units(3)	5,000,000	$0.23	$1,150,000	Private Placement
Oct. 10, 2012	Common Shares	70,000	$0.322	$22,525	Exercise of Options
Oct. 26, 2012	Common Shares	37,500	$0.23	8,625	Exercise of Options
Nov. 19, 2012	Common Shares	43,750	$0.317	$13,875	Exercise of Options
Dec. 7, 2012	Common Shares	50,000	$0.35	$17,500	Exercise of Warrants
Dec. 12, 2012	Common Shares	50,000	$0.35	$17,500	Exercise of Warrants

Dec. 18, 2012	Common Shares	5,000	$0.23	$1,150	Exercise of Warrants
Dec. 18, 2012	Common Shares	15,715	$0.23	$3,614	Exercise of Warrants
Dec. 21, 2012	Common Shares	150,000	$0.35	$52,500	Exercise of Warrants
Jan. 4, 2013	Common Shares	100,000	$0.23	$23,000	Exercise of Warrants
Feb. 7, 2013	Common Shares	100,000	$0.16	$16,000	Exercise of Options
Feb. 7, 2013	Common Shares	75,000	$0.28	$21,000	Exercise of Options
Feb. 14, 2013	Units(4)	14,400,000	$0.50	$7,200,000	Private Placement
Feb. 20, 2013	Common Shares	40,000	$0.35	$14,000	Exercise of Warrants
March 6, 2013	Common Shares	131,250	$0.23	$30,188	Exercise of Options
March 12, 2013	Common Shares	100,000	$0.345	$34,500	Exercise of Options
July 31, 2013	Common Shares	156,250	$0.283	$44,188	Exercise of Options
Aug. 1, 2013	Common Shares	5,000	$0.45	$2,250	Exercise of Options
Sept. 24, 2013	Common Shares	15,000	$0.16	$2,400	Exercise of Options
Nov. 5, 2013	Common Shares	25,000	$0.19	$4,750	Exercise of Options
Jan. 30, 2014	Common Shares	2,000,000	$0.35	$700,000	Exercise of Warrants
Feb. 4, 2014	Common Shares	108,500	$0.35	$37,975	Exercise of Warrants
Feb. 5, 2014	Common Shares	322,348	$0.35	$112,822	Exercise of Warrants
Feb. 11, 2014	Common Shares	45,000	$0.16	$7,200	Exercise of Options
Feb. 12, 2014	Common Shares	130,000	$0.16	$20,800	Exercise of Options
Feb. 12, 2014	Units(5)	7,692,307	$0.65	$5,000,000	Private Placement
Feb. 19, 2014	Common Shares	2,049,850	$0.349	$714,955	Exercise of Warrants
Feb. 20, 2014	Common Shares	500,000	$0.75	$375,000	Exercise of Warrants
March 4, 2014	Common Shares	951,634	$0.301	$286,575	Exercise of Warrants
March 5, 2014	Common Shares	2,670	$0.23	$614	Exercise of Warrants
March 10, 2014	Common Shares	649,750	$0.41	$266,600	Exercise of Warrants
March 13, 2014	Common Shares	1,051,811	$0.23	$241,917	Exercise of Warrants
March 14, 2014	Common Shares	50,000	$0.75	$37,500	Exercise of Warrants
March 18, 2014	Common Shares	40,000	$0.75	$30,000	Exercise of Warrants
March 18, 2014	Common Shares	35,000	$0.35	$12,250	Exercise of Warrants
March 27, 2014	Common Shares	31,000	$0.35	$10,850	Exercise of Warrants
April 3, 2014	Common Shares	1,025,000	$0.75	$768,750	Exercise of Warrants
April 10, 2014	Common Shares	580,000	$0.716	$415,000	Exercise of Warrants
April 11, 2014	Common Shares	120,500	$0.83	$100,000	Exercise of Warrants
April 14, 2014	Common Shares(6)	2,000,000	N/A	N/A	License Restructuring
April 14, 2014	Common Shares	624,000	$0.35	$218,400	Exercise of Warrants
April 14, 2014	Common Shares	200,000	$0.65	$130,000	Exercise of Warrants
April 15, 2014	Common Shares	500,000	$0.35	$175,000	Exercise of Warrants
April 16, 2014	Common Shares	2,833,000	$0.522	$1,479,500	Exercise of Warrants
April 17, 2014	Common Shares	700,000	$0.464	$325,000	Exercise of Warrants
April 21, 2014	Common Shares	249,224	$0.643	$160,282	Exercise of Warrants
April 23, 2014	Common Shares	729,500	$0.352	$256,825	Exercise of Warrants
April 24, 2014	Common Shares	30,000	$0.335	$10,050	Exercise of Options
April 24, 2014	Common Shares	672,000	$0.362	$243,200	Exercise of Warrants
April 30, 2014	Common Shares	337,500	$0.40	$134,950	Exercise of Warrants

(1)         Each Unit consists of one common share and one common share purchase warrant.  One warrant allows the holder to acquire one common share for a period of three years at an exercise price of CA$0.50 per share.

(2)         As part of a loan agreement with TCA Global Credit Master Fund, L.P., the Company issued the share equivalent of CA$150,000 at CA$0.30 per share as a financing fee for assisting the Company in securing a revolving credit facility of up to CA$5,000,000.  The Company drew CA$850,000 of the credit facility.  The amount was repaid in September 2012.  The facility was closed in September 2012.

(3)         Each Unit consists of one common share and one common share purchase warrant.  One warrant allows the holder to acquire one common share for a period of three years at an exercise price of CA$0.35 per share.

(4)         Each Unit consists of one common share and one common share purchase warrant.  One warrant allows the holder to acquire one common share for a period of three years at an exercise price of CA$0.75 per share.

(5)         Each Unit consists of one common share and one common share purchase warrant.  One warrant allows the holder to acquire one common share for a period of two years at an exercise price of CA$1.00 per share.

(6)         As part of a restructuring of the License Agreement entered into by the Company and UCONN, the Company agreed to issue 2,000,000 common shares to UCONN in exchange for a reduction in the royalty rate owed.  The shares were valued at $0.79 per share or $1,580,000 in the aggregate.

Resolutions/Authorizations/Approvals

Not Applicable.

B.  Articles of the Corporation

The Company was originally formed under the British Columbia Company Act on February 9, 1972 as Tandem Resources Ltd. (“Tandem”).  The Company took its current form after Tandem amalgamated with Stanmar Resources Ltd. and Keezic Resources Ltd. pursuant to Articles of Amalgamation on November 14, 1985.  Tandem moved to Ontario by Articles of Continuance on January 3, 1997.  Tandem changed its name to OPEL International Inc. by Articles of Amendment on September 26, 2006.  OPEL International Inc. was continued under the New Brunswick Business Corporations Act on January 30, 2007, then back to Ontario by Articles of Continuance on November 30, 2010, changing its name to OPEL Solar International Inc.  By Articles of Amendment on August 25, 2011, OPEL Solar International Inc. changed its name to OPEL Technologies, Inc.  By Articles of Amendment on July 23, 2013, OPEL Technologies Inc. changed its name to POET Technologies Inc.  Today, the Company is an Ontario corporation governed by the OBCA.  The following are summaries of material provisions of our Articles of Continuance, as amended from time to time (the “Articles”), in effect as of the date of this registration statement insofar as they relate to the material terms of our ordinary shares.

Register, Entry Number and Purposes

Our Articles of Continuance became effective on November 30, 2010.  Our corporation number in Ontario is 641402.  The Articles of Continuance do not contain a statement of the Company’s objects and purposes, however the Articles of Continuance provide that there are no restrictions on business that the Company may carry on or the powers the Company may exercise as permitted under the OBCA.

Board of Directors

Pursuant to our By-laws and the OBCA, a director or officer who is a party to, or who is a director or officer of, or has a material interest in, any person who is a party to, a material contract or proposed material contract with the Company, shall disclose the nature and extent of his interest at the time and in the manner provided by the OBCA.  Any such contract or proposed contract shall be referred to the Board or shareholders for approval even if such contract is one that in the ordinary course of the Company’s business would not require approval by the Board or shareholders, and a director interested in a contract so referred to the Board shall not vote on any resolution to approve the same unless the contract or transaction: (i) relates primarily to his or her remuneration as a director of the Company or an affiliate; (ii) is for indemnity or insurance of or for the director or officer as permitted by the OBCA; or (iii) is with an affiliate.

Directors shall be paid such remuneration for their services as the Board may determine by resolution from time to time, and will be entitled to reimbursement for traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof.  Neither the Company’s Articles nor By-laws require an independent quorum for voting on director compensation.  Directors are not precluded from serving the Company in any other capacity and receiving remuneration therefor.  A director is not required to hold shares of the Company.  There is no age limit requirement respecting the retirement or non-retirement of directors.

The directors may sign the name and on behalf of the Company, or appoint any officer or officers or any person or persons on behalf of the Corporation either to sign on behalf of the Company, all instruments in writing and any instruments in writing so signed shall be binding upon the Company without further authorization or formality.  The term “instruments in writing” includes contracts, documents, powers of attorney, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property (real or personal, immovable or movable), agreements, tenders, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, stocks, bonds, debentures or other securities, instruments of proxy and all paper writing.

Nothing in the Company’s By-laws limits or restricts the borrowing of money by the Company on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Company.

Rights, Preferences and Restrictions Attaching to Common Shares

The holders of common shares are entitled to vote at all meetings of the shareholders, except meetings at which only holders of a specified class of shares are entitled to vote.  Each common share carries with it the right to one vote.  Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, the holders of the common shares are entitled to receive any dividends declared and payable by the Company on the common shares.  Dividends may be paid in money or property or by issuing fully paid shares of the Company.  Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, the holders of the common shares are entitled to receive the remaining property of the Company upon dissolution.

The holder of the Company’s one outstanding Special Voting Share is not entitled to any dividends or other distributions in respect of such share or any proceeds of liquidation or dissolution.  The holder of such share is entitled to receive notice of and to attend and vote at any annual and special meetings of the shareholders and is entitled to the number of votes as is equal to the aggregate number of common shares that may be acquired upon exercise of the holder exchange rights attached to outstanding shares of Exchangeable Common Stock.  The Special Voting Share is automatically redeemed by the Company, without notice, immediately once no Exchangeable Common Shares remain outstanding. The Special Voting Share was cancelled following a Board resolution on June 21, 2013.

No shares have been issued subject to call or assessment.  There are no preemptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.  The common shares must be issued as fully-paid and non-assessable, and are not subject to further capital calls by the Company.  The common shares are without par value.  All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends.

The Company does not currently have any preferred shares outstanding.

Ordinary and Special Shareholders’ Meetings

The OBCA provides that the directors of a corporation shall call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting.  The OBCA also provides that, in the case of an offering corporation, the directors shall place before each annual meeting of shareholders, the financial statements required to be filed under the Ontario Securities Act and the regulation thereunder relating to the period that began immediately after the end of the last completed financial year and ended not more than six months before the annual meeting and the immediately preceding financial year, if any.

The Board has the power to call a special meeting of shareholders at any time.

Notice of the date, time and location of each meeting of shareholders must be given not less than 21 days or more than 50 days before the date of each meeting to each director, to the auditor of the Company and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements, reports of the directors or auditor, setting or changing the number of directors, the election of directors and reappointment of the incumbent auditor, must state the general nature of the special business in sufficient detail to permit the shareholder to form a reasoned judgment on such business, must state the text of any special resolution to be submitted to the meeting, and must, if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it, a copy of the document or state that a copy of the document will be available for inspection by shareholders at the Company’s records office or another accessible location.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of the Company and the auditor of the Company. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including who may attend the meeting.

Limitations on Rights to Own Securities

No share may be issued until it is fully paid.

Neither Canadian law nor our Articles or By-laws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”).  The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CA$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors).  An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded an amount determined by the Minister of Finance (Canada) (the “Minister”) on an annual basis.  The Minister has determined that the threshold for review for WTO Investors or vendors (other than Canadians) to be CA$344 million for the year 2013.  A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company.  The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares.  In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member.  A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act.  The U.S. is a WTO Member.  Certain transactions involving our common shares would be exempt from the Investment Act, including:

•                  an acquisition of the shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;

•                  an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

•                  an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Procedures to Change the Rights of Shareholders

In order to change the rights of our shareholders with respect to certain fundamental changes as described in Section 168 of the OBCA, the Company would need to amend our Articles to effect the change.  Such an amendment would require the approval of holders of two-thirds of the votes of the Company’s common shares, and any other shares carrying the right to vote at any general meeting of the shareholders of the Company, cast at a duly called special meeting.  The OBCA also provides that a sale, lease or exchange of all or substantially all of the property of a corporation other than in the ordinary course of business of the corporation likewise requires the approval of the shareholders at a duly called special meeting.  For such fundamental changes and sale, lease and exchange, a shareholder is entitled under the OBCA to dissent in respect of such a resolution amending the Articles and, if the resolution is adopted and the Company implements such changes, demand payment of the fair value of the shareholder’s common shares.

Impediments to Change of Control

There are no provisions of our Articles or By-laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.  On August 13, 2013, the Board of Directors of the Company approved a resolution authorizing the Company to implement a Shareholders Rights Plan (a “Rights Plan”), subject to all required approvals, including TSXV and shareholder approval.  The approval of a Rights Plan is intended to reflect developments in Canada with respect to shareholder rights plans and is designed to encourage the fair treatment of shareholders in connection with any take-over bid for the Company.

The Rights Plan will provide the Board and the shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure. Furthermore, the Rights Plan will allow the Board to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.

The Rights Plan was not proposed in response to, or in anticipation of, any acquisition or takeover offer and is not intended to prevent a take-over bid for the Company. Under the Rights Plan, take-over bids that meet certain requirements intended to protect the interests of all shareholders will be deemed to be “Permitted Bids”. Permitted Bids must be made by way of a takeover bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for sixty days.

The Rights Plan will be similar to other shareholder rights plans recently adopted by other Canadian corporations. Until the occurrence of certain specific events, the rights will trade with the common shares of the Company and be represented by the share certificates for such shares. The rights become exercisable only when a person, including any party related to or acting jointly or in concert with such person, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the “Permitted Bid” provisions of the Rights Plan. Should a non-permitted acquisition occur, each right would entitle each holder of common shares (other than the offeror or certain parties related to it or acting jointly or in concert with it) to purchase additional common shares of the Company at a discount to the market price of the shares at that time.

The Rights Plan will be subject to reconfirmation at every third annual meeting of shareholders subsequent to the approval date until its expiry. If the shareholders do not confirm the Rights Plan, the Rights Plan will terminate and cease to be effective at that time.

The formal plan has not yet been completed.

Stockholder Ownership Disclosure Threshold in Bylaws

Neither our Articles nor By-laws contain a provision governing the ownership threshold above which shareholder ownership must be disclosed.  Pursuant to securities legislation, an Early Warning Report must be filed if a shareholder obtains ownership of 10% or greater of the Company.

Special Conditions for Changes in Capital

The conditions imposed by the Company’s Articles are not more stringent than required under the OBCA.  A copy of the Company’s Certificate of Incorporation, current Articles and By-laws have been filed as an exhibit to this Registration Statement.

C.  Material Contracts

In addition to any contracts described in “ITEM 7.B.  Related Party Transactions” or “ITEM 4.  Business Overview”, we have entered into the following material contracts to which we have been a party within the two years immediately preceding the date of this document.  Other than contracts entered into in the ordinary course of business, we have not been a party to any other contract within such two year period.

1.              On December 14, 2012, the Company entered into an Asset Purchase Agreement with Tracker Acquisition, Inc., a subsidiary of Northern States Metals, whereby the Company sold certain assets used in connection with its solar business for the purchase price of $1,000,000.

2.              On May 21, 2008, the Company entered into an Agreement with BAE Systems Information And Electronic Systems Integration, Inc. (“BAE”), with a term of 15 years, whereby BAE and the Company initiated a joint development program of the Company’s POET technology, with royalties running from each to the other for licensed products sold.

3.              On April 28, 2003, the Company entered into a License Agreement with the University of Connecticut (“UCONN”), as amended on March 26, 2014, whereby UCONN granted the Company an exclusive license to the intellectual property developed under the direction of Dr. Taylor that is owned or jointly owned by UCONN for the payment of $50,000 due in the first and each subsequent year after the Company has revenue of $100,000 from the products developed pursuant to the licensed intellectual property, such amounts of consideration subject to increase by 25% every two years, up to a maximum of $1,000,000.  In addition, the Company must pay annually to UCONN 3% of any sublicense revenue received for commercial, royalty bearing sublicenses of licensed intellectual property to third parties.  By making a $100,000 payment to UCONN in April 2007, the license became irrevocable. As consideration for the amendment entered into on March 26, 2014, changing the royalty rate to 3%, the Company issued 2,000,000 common shares, subject to approval of the TSXV, which shall be restricted from trading until May 31, 2016.

4.              On October 21, 2010, the Company entered into a Lease Agreement, as amended on March 20, 2013, with UCONN whereby the Company leases property from UCONN beginning on April 1, 2010 and extended through March 31, 2015.  Monthly rent increases from $6,130.00 in the first three months of year one to $10,965.79 in year five.

5.              On February 15, 2013, the Company entered into a Service Agreement with True South Renewables, Inc. (“True South”), for a period of five years, whereby the True South will perform monitoring and maintenance services on solar trackers installed by the Company prior to the discontinuation of the solar business and divestiture of the solar assets.  The Company will pay a minimum of $6,000.00 in the first year and $8013.00 in the fifth year, in addition to hourly charges for labor and travel.

6.              On February 14, 2013, the Company entered into a letter agreement with IBK Capital Corp. (“IBK”) pursuant to which IBK would act as agent in conjunction with the private placement of units of the Company in exchange for consideration comprised of 7.0% of gross proceeds from the private placement and compensation options equal to 10,0% of the aggregate number of units sold pursuant to the private placement.

7.              On March 20, 2012, the Company entered into a Credit Agreement with TCA Global Credit Master Fund, LP, as amended on July 17, 2012, providing for a revolving credit facility.  Consideration included interest payments as well as an investment banking services fee equal to 500,000 shares at a deemed price of CA$0.30, or $150,000.  This Credit Agreement was terminated on September 14, 2012.

D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed in “ITEM 10.E.  Taxation” below.

E.  Taxation

Canadian Federal Income Tax Considerations

The Company believes the following is a brief summary of the material principal Canadian federal income tax consequences to a U.S. Holder (as defined below) of common shares of the Company who deals at arm’s length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Canada — U.S. Income Tax Convention (1980) (the “Treaty”), is at all relevant times resident in the U.S., is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.  Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.  U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force at the date hereof, all specific proposals to amend such regulations and the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the current provisions of the Convention and the current administrative practices of the Canada Revenue Agency published in writing prior to the date hereof.  This summary does not otherwise take into account or anticipate any changes in law or administrative practices whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of the U.S. or of any other jurisdiction outside Canada.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the relevant exchange rate applicable thereto.

This summary does not address all aspects of Canadian federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances.  Accordingly, U.S. Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Under the Tax Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Tax Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

A U.S. Holder will generally not be subject to tax under the Tax Act on any capital gain realized on a disposition of common shares, provided that the shares do not constitute “taxable Canadian property” to the U.S. Holder at the time of disposition. Generally, common shares will not constitute taxable Canadian property to a U.S. Holder provided that such shares are listed on a designated stock exchange (which currently includes the TSXV) at the time of the disposition and, during the 60-month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal at arm’s length, or the U.S. Holder together with all such persons has not owned 25% or more of the issued shares of any series or class of the Company’s capital stock. If the common shares constitute taxable Canadian property to a particular U.S. Holder, any capital gain arising on their disposition may be exempt from Canadian tax under the Convention if at the time of disposition the common shares do not derive their value principally from real property situated in Canada.

U.S. Federal Income Tax Considerations

Subject to the limitations described herein, the following discussion summarizes certain U.S. federal income tax consequences to a U.S. Holder of our common shares. A “U.S. Holder” means a holder of our common shares who is:

•                  an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

•                  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S. or any political subdivision thereof, or the District of Columbia;

•                  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•                  a trust (i) if, in general, a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. Holder (a “Non-U.S. Holder”).  This discussion considers only U.S. Holders that will own our common shares as capital assets (generally, for investment) and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each U.S. Holder’s decision to purchase our common shares.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances.  In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

•                  are broker-dealers or insurance companies;

•                  have elected market-to-market accounting;

•                  are tax-exempt organizations or retirement plans;

•                  are financial institutions or “financial services entities”;

•                  hold our common shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•                  acquired our common shares upon the exercise of employee stock options or otherwise as compensation;

•                  own directly, indirectly or by attribution at least 10% of our voting power;

•                  have a functional currency that is not the U.S. Dollar;

•                  are grantor trusts;

•                  are certain former citizens or long-term residents of the U.S.; or

•                  are real estate trusts or regulated investment companies.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership.  Such a partner or partnership should consult its own tax advisor as to its tax consequences.

In addition, this discussion does not address any aspect of state, local or non-U.S. laws or the possible application of U.S. federal gift or estate taxes.

Each holder of our common shares is advised to consult its own tax advisor with respect to the specific tax consequences to it of purchasing, holding or disposing of our common shares, including the applicability and effect of federal, state, local and foreign income tax and other laws to its particular circumstances.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our common shares, including any non-U.S. taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes.  Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our common shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our common shares.  The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

Subject to the discussion below under “Passive Foreign Investment Company Status,” dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15% for taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.”  For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S., which benefits include an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury.  The IRS has determined that the U.S.-Canada Tax Treaty is satisfactory for this purpose.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates.  No dividend received by a U.S. Holder will be a qualified dividend (i) if the U.S. Holder held the common share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such common share (or substantially identical securities); or (ii) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the common share with respect to which the dividend is paid.  If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our common shares in such year or in the following taxable year would not be qualified dividends.  In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder (including any non-U.S. taxes withheld therefrom) will be includible in the income of a U.S. Holder in a U.S. Dollar amount calculated by reference to the exchange rate on the day the distribution is received.  A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

U.S. Holders will have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability.  The amount of non-U.S. income taxes which may be claimed as a credit in any taxable year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder.  These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income.  A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the common shares if such U.S. Holder has not held the common shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the common shares are not counted toward meeting the required 16-day holding period.  Distributions of current or accumulated earnings and profits generally will be foreign source passive income for U.S. foreign tax credit purposes.

Disposition of Common Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our common shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such common shares, which is usually the cost of such shares, and the amount realized on the disposition.  A U.S. Holder that uses the cash method of accounting calculates the U.S. Dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale.  Capital gain from the sale, exchange or other disposition of common shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2010).  Gains recognized by a U.S. Holder on a sale, exchange or other disposition of common shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.  A loss recognized by a U.S. Holder on the sale, exchange or other disposition of common shares generally is allocated to U.S. source income.  The deductibility of capital losses recognized on the sale, exchange or other disposition of common shares is subject to limitations.  A U.S. Holder that receives foreign currency upon disposition of common shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. Dollar, which will generally be U.S. source ordinary income or loss.

Passive Foreign Investment Company Status

We would be a passive foreign investment company (a “PFIC”) if (taking into account certain “look-through” rules with respect to the income and assets of our corporate subsidiaries in which we own 25 percent (by value) of the stock) either (i) 75 percent or more of our gross income for the taxable year was passive income or (ii) the average percentage (by value) of our total assets that are passive assets during the taxable year was at least 50 percent.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our common shares (including gain deemed recognized if the common shares are used as security for a loan) and upon receipt of certain “excess distributions” (generally, distributions that exceed 125% of the average amount of distributions in respect to such common shares received during the preceding three taxable years or, if shorter, during the U.S. Holder’s holding period prior to the distribution year) with respect to our common shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the common shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year period prior to the first day of the first taxable year for which we were a PFIC.  Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year period to which income is allocated, and an interest charge on the tax as so computed would also apply.  Additionally, if we were a PFIC, U.S. Holders who acquire our common shares from decedents (other than nonresident aliens) would be denied the normally available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat U.S. as a “qualified electing fund” (a “QEF”), in which case the U.S. Holder would be taxed currently, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge).  Special rules apply if a U.S. Holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. In the event that we conclude that we will be classified as a PFIC, we will make a determination at such time as to whether we will be able to provide U.S. Holders with the information that is necessary to make a QEF election.  Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us.  A U.S. Holder’s basis in its common shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules.  So long as a U.S. Holder’s QEF election is in effect with respect to the entire holding period for its common shares, any gain or loss realized by such holder on the disposition of its common shares held as a capital asset ordinarily will be capital gain or loss.  Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such common shares for more than one year at the time of the disposition.  For non-corporate U.S. Holders, long-term capital gain is generally subject to a maximum U.S. federal income tax rate of 15% for taxable years beginning on or before December 31, 2012.  The QEF election is made on a shareholder-by-shareholder basis, applies to all common shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

As an alternative to making the QEF election, a U.S. Holder of PFIC stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a PFIC by electing to mark the stock to market and recognizing as ordinary income or loss, each taxable year that we are a PFIC, an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder’s adjusted tax basis in the PFIC stock. Special rules apply if a U.S. Holder makes a mark-to-market election after the first taxable year in its holding period in which we are a PFIC.  Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years.  This election is available for so long as the Company’s common shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national market system established pursuant to Section 11A of the Exchange Act, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and that has certain characteristics.  A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, subject to special rules relating to an initial public offering.  It is not entirely clear whether either the OTCBB or TSXV are qualified exchanges or other markets, or whether there will be sufficient trading volume with respect to the Company’s common shares, and accordingly, whether the common shares will be “marketable stock” for these purposes.  Furthermore, there can be no assurances that the Company’s common shares will continue to trade on any of the exchanges listed above.

We believe we were not a PFIC for the year ending December 31, 2013 and do not expect to be classified as a PFIC for the year ending December 31, 2014.  However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization.  Therefore, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2014 or in a future taxable year.  We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year.

Non–U.S. Holders

Except as described in “Information Reporting and Backup Withholding” below, a Non-U.S. Holder of common shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, or the proceeds from the disposition of, our common shares, unless, in the case of U.S. federal income taxes:

•                  such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, in the case of a resident of a country which has a treaty with the U.S., such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the U.S.; or

•                  the Non-U.S. Holder is an individual who holds the common shares as a capital asset and is present in the U.S. for 183 days or more in the taxable year of the disposition of our common shares and certain other conditions are met.

Information Reporting and Backup Withholding

U.S. Holders (other than exempt recipients, such as corporations) generally are subject to information reporting requirements with respect to dividends paid on, or proceeds from the disposition of, our common shares.  U.S. Holders are also generally subject to backup withholding (currently at a rate of 28%) on dividends paid on, or proceeds from the disposition of, our common shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or proceeds from the disposition of, our common shares, provided that such Non-U.S. Holder provides taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding will be allowed as a credit against a U.S. or Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

F.  Dividends and Paying Agents

Not Applicable.

G.  Statements by Experts

The consolidated financial statements of POET Technologies Inc. as of December 31, 2013, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2013, included herein, have been audited by Marcum LLP, our independent registered accounting firm for that period, 185 Asylum St, 17th Floor, Hartford, CT 06103, USA, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

H.  Documents on Display

The Company’s documents can be viewed at its Canadian office, located at: Suite 501, 121 Richmond Street West, Toronto, Ontario M5H 2K1, Canada.  Further, we file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.  Upon the effectiveness of this registration statement, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549.

I.  Subsidiary information

Not Applicable.

ITEM 11.                                         Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Short-term investments bear interest at fixed rates, and as such, are subject to interest rate risk resulting from changes in fair value from market fluctuations in interest rates.  The Company does not depend on interest from its investments to fund its operations.

Exchange Rate Risk

The functional currency of the Company is the U.S. dollar.  The Company is exposed to foreign currency risk with the Canadian dollar.  For example, in 2013, a 10% change in the Canadian dollar would increase or decrease other comprehensive income by $268,996. Since the Company’s operations predominantly transact their sales and purchases in their respective domestic currencies, the exposure is reduced.  Therefore, the Company typically does not hedge accounts receivable and accounts payable that are denominated in a foreign currency.

The following table shows exchange rates, from CAD to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)
April 2014	0.9210	0.9046	0.9098
March 2014	0.9128	0.8866	0.9003
February 2014	0.9441	0.8932	0.9046
January 2014	0.9444	0.8909	0.9139
December 2013	0.9458	0.9314	0.9399
November 2013	0.9617	0.9408	0.9531
November 2013 — April 2014	0.9617	0.8866	0.9199

(1)         Bank of Canada intra-day high and low rates

(2)         Bank of Canada daily noon average rates

Market Risk

Market risk arises from the possibility that changes in market prices will affect the value of the financial instruments of the Company.  The Company is exposed to fair value fluctuations on its short-term investments and marketable securities.  The Company’s other financial instruments (cash, accounts receivable and accounts payable and accrued liabilities) are not subject to market risk, due to the short-term nature of these instruments.

ITEM 12.                                         Description of Securities Other than Equity Securities

A.  Debt Securities

Not Applicable

B.  Warrants and Rights

See “ITEM 9.  Offer and Listing Details.”

C.  Other Securities

Not Applicable.

D.  American Depositary Shares

Not Applicable.

PART II

ITEM 13.                                         Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

ITEM 14.                                         Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

ITEM 15.                                         Controls and Procedures

Not Applicable.

ITEM 16.                                         [RESERVED]

ITEM 16A.                                Audit Committee Financial Expert

Not Applicable.

ITEM 16B.                                Code of Ethics

Not Applicable.

ITEM 16C.                                Principal Accountant Fees and Services

Not Applicable.

ITEM 16D.                                Exemptions from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E.                                Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

ITEM 16F.                                 Change in Registrant’s Certifying Accountants

Not Applicable.

ITEM 16G.                               Corporate Governance

Not Applicable.

ITEM 16H.                               Mine Safety Disclosure

Not Applicable.

PART III

ITEM 17.                                         Financial Statements

The Company’s consolidated financial statements are stated in U.S. dollars and are prepared in accordance with IFRS.

The consolidated financial statements required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement and are incorporated by reference herein.  The audit report of Marcum LLP, independent registered public accounting firm, is included herein immediately preceding the audited consolidated financial statements.

a.              Audited Financial Statements — for the years ended December 31, 2013, 2012 and 2011.

ITEM 18.                                         Financial Statements

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19.	Exhibits

1.1	Certificate and Articles of Continuance
1.2	Amended and Restated Bylaws
4.1	Asset Purchase Agreement with Tracker Acquisition, Inc., dated December 17, 2012
4.2	Agreement with BAE Systems Information And Electronic Systems Integration, Inc., dated May 21, 2008
4.3	License Agreement with the University of Connecticut, dated April 28, 2003, as amended March 26, 2014
4.4	Lease Agreement with the University of Connecticut, dated February 10, 2011, as amended April 15, 2013
4.5	Agency Agreement with IBK Capital Corp., dated February 14, 2013
4.6	Credit Agreement with TCA Global Credit Master Fund, LP, dated March 30, 2012
4.7	Amended and Restated Employment Agreement with Leon Pierhal, dated February 17, 2014
4.8	Consulting Agreement with Mark Benadiba, dated June 4, 2012, as amended February 10, 2014
4.9	Memorandum of Outstanding with Peter Copetti, dated February 10, 2014
4.10	Consulting Agreement with IT Millwrights Corporation (Christopher Lee Shepherd), dated January 1, 2014
4.11	Consulting Agreement with Dr. Geoff Taylor, dated January 29, 2014
4.12	Employment Agreement with Stephane Gagnon, dated November 4, 2013
4.13	2013 Stock Option Plan
4.14	Form of Option Agreement
4.15	Form of Warrant for Purchase of Common Shares
4.16	Stock Specimen Certificate
8.1	List of Subsidiaries: See “ITEM 4.C.”
15.1	Consent of Marcum LLP

WHERE TO FIND ADDITIONAL INFORMATION

Upon effectiveness, we will file reports and other information with the Securities and Exchange Commission located at 100 F Street NE, Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov. Further, we file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The accompanying consolidated financial statements of the Company and other financial information contained in this registration statement are the responsibility of management.  The consolidated financial statements have been prepared in conformity with IFRS, using management’s best estimates and judgments, where appropriate.  In the opinion of management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality.  The financial information contained elsewhere in this registration statement has been reviewed to ensure consistency with that in the consolidated financial statements.

To assist management in discharging these responsibilities, the Company maintains an effective system of procedures and internal control which is designed to provide reasonable assurance that its assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with management’s authorization and that the financial records form a reliable base for the preparation of accurate and reliable financial information.

The Board of Directors ensures that management fulfills its responsibilities for the financial reporting and internal control.  The Board of Directors exercises this responsibility through its independent Audit Committee comprising a majority of unrelated and outside directors.  The Audit Committee meets periodically with management and annually with the external auditors to review audit recommendations and any matters that the auditors believe should be brought to the attention of the Board of Directors.  The Audit Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.

The consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 have been audited by Marcum LLP, independent registered public accounting firm, which has full and unrestricted access to the Audit Committee.  Marcum’s report on the consolidated financial statements is presented herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

POET TECHNOLOGIES INC.

/s/ Leon M. Pierhal
Leon M. Pierhal
President and Director
Date: May 15, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the

Board of Directors and Shareholders

of POET Technologies Inc.

We have audited the accompanying consolidated statements of financial position of POET Technologies Inc. (“the Company”) as of December 31, 2013, 2012 and 2011 and the related consolidated statements of operations and deficit, comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of POET Technologies Inc., as of December 31, 2013, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As described in Note 2, the Company determined that proceeds from government grants should be classified as other income.  The 2012 and 2011 Statements of Operations have been corrected.  Our report is not modified with respect to this matter.

Hartford, Connecticut

May 15, 2014

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

December 31,	2013	2012	2011

Assets

Current
Cash and cash equivalents	$3,260,967	$1,435,762	$1,330,141
Accounts receivable	—	96,749	526,229
Prepaids and other current assets	267,012	158,257	152,162
Inventories (Note 23)	—	—	1,426,003
Marketable securities (Note 4)	397	426	415
Assets available for sale (Note 18)	—	606,413	—

	3,528,376	2,297,607	3,434,950
Investment in Opel Solar Asia Company Limited	—	—	197,178
Property and equipment (Note 5)	903,792	26,670	1,798,779
Patents and licenses (Note 6)	38,790	42,983	169,971

	$4,470,958	$2,367,260	$5,600,878

Liabilities

Current
Accounts payable and accrued liabilities (Note 7)	$256,027	$231,903	$1,705,876
Product warranty (Note 2 and 21)	—	25,899	25,899
Disposal group liabilities (Note 18)	—	606,413	—

	256,027	864,215	1,731,775
Deferred energy credit (Note 24)	—	—	614,363
Asset retirement obligation (Note 25)	—	—	74,277

	257,027	864,215	2,420,415

Shareholders’ Equity

Share capital (Note 8(b))	42,911,455	40,225,401	38,507,720
Special voting share (Note 9)	—	100	100
Shares to be issued	—	—	27,521
Warrants (Note 10)	8,135,590	3,850,685	1,813,729
Contributed surplus (Note 11)	20,261,067	16,361,282	13,162,981
Accumulated other comprehensive income (loss)	(11,593)	243,829	278,263
Deficit	(67,081,588)	(59,178,252)	(50,470,735)
Non controlling interest	—	—	(139,116)

	4,214,931	1,503,045	3,180,463

	$4,470,958	$2,367,260	$5,600,878

Comments and Contingencies (Note 13)

On behalf of the Board of Directors

/s/ Leon M. Pierhal
Director

The accompanying notes are an integral part of these consolidated financial statements.

2

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in U.S. Dollars)

For the Years Ended December 31,	2013	2012	2011

Costs and Expenses
General and administration (Note 22)	$6,338,607	$3,027,760	$2,638,076
Research and development (Note 22)	1,925,974	1,093,998	1,402,762
Investment income, including interest	(18,371)	—	(21,915)

Loss before the following	8,246,210	4,121,758	4,018,923

Other income (Note 2)	342,874	238,806	755,422

Net loss from continuing operations	(7,903,336)	(3,882,952)	(3,263,501)
Loss from discontinued operations, net of taxes (Note 18)	—	(4,685,449)	(11,898,225)
Net loss	(7,903,336)	(8,568,401)	(15,161,726)

Deficit, beginning of year	(59,178,252)	(50,470,735)	(35,309,009)
Divestiture of non-controlling interest	—	(139,116)	—
Net loss	(7,903,336)	(8,568,401)	(15,161,726)

Deficit, end of year	$(67,081,588)	$(59,178,252)	$(50,470,735)

Basic and diluted loss per share (Note 12)	$(0.06)	$(0.08)	$(0.17)
Basic and diluted loss per share, continuing operations	(0.06)	(0.04)	(0.04)
Basic and diluted loss per share, discontinued operations	—	$(0.04)	$(0.13)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in U.S. Dollars)

December 31,	2013	2012	2011

Net loss	$(7,903,336)	$(8,568,401)	$(15,161,726)

Other comprehensive (loss) income – net of taxes
Exchange differences on translating foreign operations	(255,422)	(34,434)	36,264

Comprehensive loss	$(8,158,758)	$(8,602,835)	$(15,125,462)

The accompanying notes are an integral part of these consolidated financial statements.

3

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. Dollars)

For the Years Ended December 31,	2013	2012	2011

Share Capital
Beginning balance	$40,225,401	$38,507,720	$34,330,441
OPEL Solar Inc. Exchangeable Shares, exchange into common shares	—	27,521	249,312
Funds from the exercise of warrants	37,111	93,012	1,411,780
Funds from the exercise of stock options	152,502	52,700	1,166,358
Value assigned to stock options	121,368	39,794	798,428
Funds from private placements	7,189,200	5,428,644	—
Share issue costs	(529,222)	(502,965)	—
Fair value of warrants and compensation warrants exercised	23,387	37,458	551,401
Fair value of warrants and compensation warrants issued	(4,308,292)	(3,608,483)	—
Common Shares issued as finance costs	—	150,000	—
December 31,	42,911,455	40,225,401	38,507,720

Special Voting Share
Beginning balance	100	100	100
Cancellation of special voting share	(100)	—	—
December 31,	—	100	100

Shares to be Issued
Deferred share issue costs	—	27,521	276,833
Exchangeable Shares exchanged into common shares	—	(27,521)	(249,312)
December 31,	—	—	27,521

Warrants
Beginning balance	3,850,685	1,813,729	6,025,715
Fair value of warrants and compensation warrants issued	4,308,292	3,608,483	—
Fair value of warrants and compensation warrants exercised	(23,387)	(37,458)	(551,401)
Fair value of expired warrants	—	(1,534,069)	(3,660,585)
December 31,	8,135,590	3,850,685	1,813,729

Contributed Surplus
Beginning balance	16,361,282	13,162,981	8,497,812
Stock-based compensation	4,021,153	1,704,026	1,803,012
Fair value of stock options exercised	(121,368)	(39,794)	(798,428)
Fair value of expired warrants	—	1,534,069	3,660,585
December 31,	20,261,067	16,361,282	13,162,981

Accumulated Other comprehensive income
Beginning balance	243,829	278,263	233,495
Other comprehensive (loss) income attributable to common shareholders	(255,422)	(34,434)	44,768
December 31,	(11,593)	243,829	278,263

Deficit
Beginning balance	(59,178,252)	(50,470,735)	(35,309,009)
Divestiture of non-controlling interest	—	(139,116)	—
Net loss attributable to common shareholders	(7,903,336)	(8,568,401)	(15,161,726)
December 31,	(67,081,588)	(59,178,252)	(50,470,735)

Total shareholders’ equity	$4,214,931	$1,503,045	$3,319,579
Non-controlling interest
Beginning balance	—	$(139,116)	$(22,950)
Net loss attributable to non-controlling interest	—	—	(107,662)
Other comprehensive loss attributable to non-controlling interest	—	—	(8,504)
Divestiture of non-controlling interest	—	139,116	—
Ending balance	—	—	(139,116)
Total equity	$4,214,931	$1,503,045	$3,180,463

The accompanying notes are an integral part of these consolidated financial statements.

4

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

For the Years Ended December 31,	2013	2012	2011

CASH (USED IN) PROVIDED BY:

OPERATING ACTIVITIES

Net loss	$(7,903,336)	$(8,568,401)	$(15,161,726)
Adjustments for:
Depreciation of property and equipment	60,738	3,165	164
Amortization of patents and licenses	4,193	4,193	4,193
Product warranty reserve	(25,999)	—	—
Stock-based compensation (Note 11)	4,021,153	1,704,026	1,803,012
Discontinued operations, net of tax	—	4,685,449	11,898,225
Financing fees	—	150,000	—
	(3,843,251)	(2,021,568)	(1,456,132)

Net change in non-cash working capital accounts
Accounts receivable	96,749	(13,686)	165,629
Prepaid and other current assets	(163,726)	(58,094)	68
Product warranty	—	—	25,899
Accounts payable and accrued liabilities	24,124	(80,958)	8,881

Cash flows from operating activities, continuing operations	(3,886,104)	(2,174,306)	(1,255,655)
Cash flows from operating activities, discontinued operations	—	(3,728,678)	(6,519,756)
	(3,886,104)	(5,902,984)	(7,775,411)

INVESTING ACTIVITIES
Sale of short-term investments	—	—	304,149
Purchase of property and equipment (Note 5)	(882,860)	(28,352)	(1,647)

Cash flow from investing activities, continuing operations	(882,860)	(28,352)	302,502
Cash flow from investing activities, discontinued operations	—	1,000,000	(441,310)
	(882,860)	971,648	(138,808)

FINANCING ACTIVITIES
Issue of Common Shares for cash, net of issue costs	6,849,591	5,071,391	2,578,138

Cash flow from financing activities, continuing operations	6,849,591	5,071,391	2,578,138
Cash flow from financing activities, discontinued operations	—	—	—
	6,849,591	5,071,391	2,578,138

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(255,422)	(34,434)	36,264

NET CHANGE IN CASH, continuing operations	1,825,205	2,834,299	1,661,249
NET CHANGE IN CASH, discontinued operations	—	(2,728,678)	(6,961,066)

CASH AND CASH EQUIVALENTS, beginning of year	1,435,762	1,330,141	6,629,958
CASH AND CASH EQUIVALENTS, end of year	$3,260,967	$1,435,762	$1,330,141

The accompanying notes are an integral part of these consolidated financial statements.

5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.            DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and ODIS Inc. (“ODIS”), a subsidiary of Opel Solar Inc., (collectively, the “Company”) develops semi-conductor devices using planar “opto” electronic technology (“POET”). Opel Solar Inc. is a wholly owned subsidiary of POET Technologies Inc. The Company continues to develop the process to produce a gallium arsenide microchip. The Company’s head office is located at 121 Richmond Street West, Suite 501, Toronto, Ontario, Canada M5H 2K1.

The Company has working capital of $3,272,349 as of December 31, 2013 compared to working capital of $1,433,392 as of December 31, 2012 and $1,703,175 as of December 31, 2011. Subsequent to December 31, 2013, the Company successfully completed an equity financing of $4,546,000. Additionally, the Company received $2,834,513 from the exercise of warrants and options.  The Company is in a favorable cash position to cover its operating and investing activities and settle its outstanding obligations as they come due over the next twelve to eighteen months (see Note 26).

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of presentation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Foreign currency translation

These consolidated financial statements are presented in U.S. dollars (“USD”), which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

Financial instruments are required to be classified as one of the following: held-to-maturity; loans and receivables, fair value through profit or loss; available-for-sale or other financial liabilities.

The Company’s financial instruments include cash, accounts receivable, accounts payable and accrued liabilities. The Company designated its cash as fair value through profit or loss, its accounts receivable as loans and receivables, and its accounts payable and accrued liabilities as other financial liabilities.

Fair value through profit or loss financial assets are measured at fair value with gains and losses recognized in operations. Financial assets, loans and receivables and other financial liabilities are measured at amortized cost. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive loss.

Fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair value of a financial instrument that is quoted in active markets is based on the bid price for a financial asset held and the offer price for a financial liability. When an independent price is not available, fair value is determined by using a valuation methodology which refers to observable market data. Such a valuation technique includes comparisons with a similar financial instrument where an observable market price exists, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. If no reliable estimate can be made, the Company measures the financial instrument at cost less impairment as a last resort.

Marketable securities

Marketable securities are classified as available for sale and are carried at fair value. Unrealized holding gains and losses are recognized in other comprehensive income.

Inventories

Inventories are valued at the lower of cost or net realizable value, with cost determined on a first in, firstout basis. Inventories comprise raw materials; work in process and finished goods. Inventories comprising finished goods related to solar panels and trackers produced to the Company’s specifications. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventories include the cost of materials purchased and the cost of conversion, as well as other costs required to bring the inventories to their present location and condition.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following rates and methods for old assets (2006 and prior) and new assets (2007 and after):

New

Machinery and equipment Straight Line, 5 years

Furniture and fixtures Straight Line, 5 years

Office equipment Straight Line, 5 years

Leasehold improvements Straight Line Over The Remaining Term of the Lease

Solar systems for demonstrations Straight Line, 5 years

Solar installation Straight Line, 20 years

Old

Machinery and equipment 28.6% to 40%, Declining Balance

Furniture and fixtures 28.6% to 40%, Declining Balance

Office equipment 28.6% to 40%, Declining Balance

Leasehold improvements Straight Line Over The Remaining Term of the Lease

7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over their estimated useful lives. Ongoing maintenance and patent registration costs are expensed as incurred. The expiry of the patents and licenses range from 6 - 12 years.

Product warranty

A product warranty is recognized when present obligations as a result of a sale of products will probably lead to an outflow of economic resources from the Company and the amounts can be estimated reliably. The timing or the amount of the outflow may still be uncertain.

Product warranty is measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Product warranties are reviewed at each reporting date and adjusted to reflect the current best estimate. The Company discontinued its Solar operations in 2012 and disposed of its remaining solar assets and liabilities on April 5, 2013, as a result, the Company no longer has a reserve for product warranty (2012 -  $25,899, 2011 - $25,899). The Company is liable for warranty claims on sales previously recognized on a discontinued operation.  Management believes the Company’s exposure on these warranty claims is not material as of December 31, 2013. Any future warranty claims settled by the Company will be classified as adjustments to discontinued operations.

Investment in Opel Solar Asia Company Limited

The Company has a 19% interest in Opel Solar Asia Company Limited (“Opel Asia”), a non-publicly traded Company. The Company’s investment is measured at cost. The Company evaluated its investment in this Company for impairment. During 2012, the Company discontinued its solar related operations and the Company’s investment in Opel Asia was considered by management to be impaired and was therefore written down to nil (See note 18).

Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for indications of impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. An assessment is made at each reporting date whether there is any indication that an asset may be impaired.

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the year. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit  (“CGU”) to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. During 2012, the Company discontinued its solar operations. In 2013 the Company did not record an impairment loss on long-lived assets (2012 - $414,570, 2011 - $1,501,692).

Deferred energy credit

The Company received in cash, an energy credit on a solar installation in Plainville, CT., used in operations. The credit was deferred and was being amortized over the estimated useful life of the asset (20 years) and was included in the amortization of property and equipment. During 2012, the Company discontinued its solar operations; an amount of $445,261 relating to the deferred energy credit was reclassified to disposal group liabilities. In addition to the reclassification to disposal group liabilities, the $445,261 of energy credit was increased by $81,257 to $526,518 to reflect the Company’s obligation to repay a portion of credit if the associated asset is not used for its intended purpose. The asset was carried at a fair value of $606,413 which represents its fair value, using a level 3 input as at December 31, 2012.  On April 5, 2013, the Company disposed of the remaining assets available for sale in consideration for the assumption of the disposal group liabilities to another arm’s length party (see note 18).

8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Asset Retirement Obligation

Asset retirement obligation (“ARO”) represents liabilities to the Company for which the amount or timing is uncertain. ARO is recognized when the Company has a constructive or legal obligation to decommission an asset, it is probable that such decommissioning will result in an outflow of resources and the amount can be reliably estimated. ARO is measured at the present value of the expected outflows to settle the obligation using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The accretion in the obligation due to the passage of time is recognized as an expense. During 2012, the Company discontinued its solar operations, the ARO balance of $79,895 at December 31, 2012 was reclassified to disposal group liabilities. The asset was carried at a fair value of $606,413 which represents its fair value as at December 31, 2012. On April 5, 2013, the Company disposed of the remaining assets available for sale in consideration for the assumption of the disposal group liabilities to another arm’s length party (see note 18).

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are provided on differences between the financial reporting and income tax bases of assets and liabilities and on income tax losses available to be carried forward to future years for tax purposes. Deferred income taxes are measured using the substantively enacted tax rates and laws which are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred income tax assets to the amount expected to be realized.

Government grants

Government grants received exclusively from the Department of Defense of the United States of America and NASA, relating to research and development, are recognized as other income, net, based on the agreed upon milestones of the projects. Government grants in 2013 were $342,874 (2012 - $238,806, 2011 - $755,422).

In 2012 and 2011, grant income was presented as revenue. Upon application of IAS 20 relating to grant income, $238,806 in 2012 and $755,422 in 2011, was reclassified to other income in the accompanying statements. This change represents a correction of an error. IFRS does not permit the reporting of this type of income as revenue.

Interest income

Interest income on cash and short-term investments classified as fair value through profit or loss is recognized as earned using the effective interest method.

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the Company believes a development project meets IFRS criteria as set out in IAS 38, Intangible Assets,  for deferral and amortization.  The Company has not met the criteria set out in IAS 38, therefore no deferral has been recognized.

Stock-based compensation

Stock options and warrants awarded to non employees are accounted for using the fair value of the instrument awarded or service provided whichever is considered more reliable. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

3.            RECENT ACCOUNTING PRONOUNCEMENTS

The following is a summary of recent accounting pronouncements that may affect the Company.

(i)           Financial instruments

IFRS 9, Financial Instruments,replaced IAS 39, Financial Instruments: Recognition and Measurement. The new standard requires entities to classify financial assets as being measured either at amortized cost or fair value depending on the business model and contractual cash flow characteristics of the asset. For financial liabilities, IFRS 9 requires an entity choosing to measure a liability at fair value to present the portion of the change in its fair value due to change in the entity’s own credit risk in the other comprehensive income rather than in the statement of profit or loss. The new standard applies to annual years beginning on or after January 1, 2015.

(ii)          Financial instruments

IAS 32, Financial Instruments; Offsetting Financial Assets and Financial Liabilities

The amendment provides further clarification on the application of the offsetting requirements. The Company will start the application of IAS 32 in the financial statements effective from January 1, 2014. The Company has not yet evaluated the impact on the financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe the adopting of such pronouncements will have a material impact on its consolidated financial statements.

4.            MARKETABLE SECURITIES

Marketable securities consist of small investments in three companies carrying a fair value of $397 as of December 31, 2013, $426 as of December 31, 2012 and $415 as of December 31, 2011.

10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

5.            PROPERTY AND EQUIPMENT

	Machinery and	Furniture and	Office	Leasehold	Solar	Construction
	equipment	fixture	equipment	improvements	installations	in progress	Total

Cost
Balance, January 1, 2011	$1,171,936	$137,254	$84,157	$44,761	$1,327,791	$1,501,692	$4,267,591
Additions	—	774	5,778	—	239,227	—	245,779
Disposals	—	—	(11,732)	—	—	—	(11,732)

Balance, December 31. 2011	1,171,936	138,028	78,203	44,761	1,567,018	1,501,692	4,501,638
Additions	27,500	—	852	—	—	—	28,352
Reclassification/impairment	(1,171,936)	(138,028)	(76,720)	(44,761)	(1,567,018)	(1,501,692)	(4,500,155)

Balance, December 31, 2012	27,500	—	2,335	—	—	—	29,835
Additions	931,449	—	6,411	—	—	—	937,860

Balance, December 31, 2013	958,949	—	8,746	—	—	—	967,695

Accumulated Depreciation
Balance, January 1, 2011	630,093	80,688	56,938	4,157	180,634	—	952,510
Depreciation / impairment	150,921	14,803	10,321	1,182	83,162	1,501,692	1,762,081
Disposals	—	—	(11,732)	—	—	—	(11,732)

Balance, December 31, 2011	781,014	95,491	55,527	5,339	263,796	1,501,692	2,702,859
Depreciation / impairment	(778,264)	(95,491)	(55,112)	(5,339)	(263,796)	(1,501,692)	(2,699,694)

Balance, December 31, 2012	2,750	—	415	—	—	—	3,165
Depreciation for the period	59,250	—	1,488	—	—	—	60,738

Balance, December 31, 2013	$2,000	$—	$1,903	$—	$—	$—	$63,903

Carrying Amounts
At December 31, 2011	$390,922	$42,537	$22,676	$39,422	$1,303,222	$—	$1,798,779

At December 31, 2012	$24,750	$—	$1,920	$—	$—	$—	$26,670

At December 31, 2013	$896,949	$—	$6,843	$—	$—	$—	$903,792

11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

6.            PATENTS AND LICENSES

	Patents	Licenses	Total

Cost
Balance, December 31, 2011	$224,444	$136,725	$361,169

Reclassifications	(224,444)	(73,825)	(298,269)

Balance, December 31, 2012 and 2013	—	62,900	62,900

Accumulated Depreciation
Balance, January 1, 2011	$109,574	$58,627	$168,201
Amortization	14,964	8,033	22,997

Balance, December 31, 2011	124,538	66,660	191,198
Amortization/impairment	(124,538)	(46,743)	(171,281)

Balance, December 31, 2012	—	19,917	19,917
Amortization	—	4,193	4,193

Balance, December 31, 2013	—	24,110	24,110

Carrying Amounts
At December 31, 2011	$99,906	$70,065	$169,971

At December 31, 2012	$—	$42,983	$42,983

At December 31, 2013	$—	$38,790	$38,790

7.             ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,	December 31,
	2013	2012	2011

Trade payable	$94,824	$86,689	$1,517,704
Payroll related liabilities	89,243	60,567	154,172
Accrued liabilities	71,960	84,647	34,000

	$256,027	$231,903	$1,705,876

12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.                                   SHARE CAPITAL

(a)                            AUTHORIZED

Unlimited number of common shares

(b)                            COMMON SHARES ISSUED

	Number of
	Shares	Amount

Balance, January 1, 2011	85,292,514	$34,330,441
OPEL Solar Inc. Exchangeable Shares, exchanged into common shares	1,223,000	249,312
Shares issued on the exercise of warrants and
compensation warrants	3,218,907	1,411,780
Fair value of warrants and compensation warrants exercised	—	551,401
Shares issued on the exercise of stock options	3,291,000	1,166,358
Fair value of stock options exercised	—	798,428

Balance, December 31, 2011	93,025,421	38,507,720
OPEL Solar Inc. Exchangeable Shares, exchanged into common shares	135,000	27,521
Shares issued on the exercise of stock options	185,000	52,700
Fair value of stock options exercised	—	39,794
Shares issued on private placement	23,412,479	5,428,644
Fair value of warrants and compensation warrants issued	—	(3,608,483)
Share issue costs	—	(502,965)
Shares issued as finance costs	500,000	150,000
Shares issued on the exercise of warrants	270,715	93,012
Fair value of warrants exercised	—	37,458

Balance, December 31, 2012	117,528,615	$40,225,401
Shares issued on the exercise of warrants and compensation warrants	140,000	37,111
Fair value of warrants and compensation warrants exercised	—	23,387
Shares issued on the exercise of stock options	607,500	152,502
Fair value of stock options exercised	—	121,368
Shares issued on private placements	14,400,000	7,189,200
Fair value of warrants and compensation warrants issued	—	(4,308,292)
Share issue costs	—	(529,222)
Balance, December 31, 2013	132,676,115	$42,911,455

13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.                                   SHARE CAPITAL (Continued)

During 2012, the Company completed various brokered private placement financings for gross proceeds aggregating to $5,428,644 ($5,384,870 CAD).  IBK Capital Corp. acted as agent in respect of the issuance and sale of 23,412,479 units, at a price of $0.225 ($0.23 CAD) per unit. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.34 ($0.35 CAD) per share for a year of three years. The agent received cash commissions in the aggregate of $371,862 ($368,941 CAD) and 2,341,247 compensation warrants in connection with these private placements. Each compensation warrant entitles the holder to purchase one common share of the Company at $0.225 ($0.23 CAD) per share for a year of four years. Additional issue costs amounted to $131,103 ($132,144 CAD).

The fair value of the warrants and compensation warrants was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, interest rate of 1.08% and 1.17%, volatility of 109% and 120.55% and estimated life of 3 and 4 years. The estimated fair value assigned to the warrants and compensation warrants was $3,186,039 ($3,160,685 CAD) and $422,444 ($419,083 CAD) respectively.

On February 14, 2013, the Company completed a brokered private placement financing for gross proceeds aggregating to $7,189,200 ($7,200,000 CAD).  The Company issued 14,400,000 units, at a price of $0.499 ($0.50 CAD) per unit. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.748 ($0.75 CAD) per share for a period of two years. The agents received cash commissions in the aggregate of $503,244 ($504,000 CAD) and 1,440,000 compensation warrants in connection with the private placement. Each compensation warrant entitles the holder to purchase one common share of the Company at $0.499 ($0.50 CAD) per share for a period of three years. Additional issue costs amounted to $25,978 ($26,017 CAD).

The fair value of the warrants and compensation warrants was estimated using the Black-scholes option pricing model with the following assumptions: dividend yield of 0%, interest rate of 1.16% and 1.24%, volatility of 121% and 111.35% and estimated life of 2 and 3 years. The estimated fair value assigned to the warrants and compensation warrants was $3,825,178 ($3,844,400 CAD) and $483,114 ($483,840 CAD) respectively.

9.                                   SPECIAL VOTING SHARE

On June 5, 2007, one (1) special voting share was issued in conjunction with a Support and Trust Agreement entered into amongst Opel POET Technologies Inc, OPEL Solar Inc (“OSI”) and Equity Transfer & Trust Company. The special voting share carried no votes at December 31, 2013 and December 31, 2012 and 135,000 votes at December 31, 2011. The special voting share was returned to treasury and cancelled on June 21, 2013.

14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.                            WARRANTS

The following table reflects the continuity of warrants:

	Average Exercise	Number of	Historical
	Price	Warrants	Fair value
Balance, January 1, 2011	$0.92	22,558,467	$6,025,715
Exercised	0.41	(3,218,907)	(551,401)
Expired	1.88	(7,500,000)	(3,660,585)

Balance, December 31, 2011	0.45	11,839,560	1,813,729
Warrants issued	0.34	23,412,479	3,186,039
Compensation warrants issued	0.23	2,341,247	422,444
Expired	0.48	(10,544,002)	(1,534,069)
Exercised	0.34	(270,715)	(37,458)

Balance, December 31, 2012	0.33	26,778,569	3,850,685
Warrants issued	0.75	14,400,000	3,825,178
Compensation warrants issued	0.50	1,440,000	483,114
Exercised	0.17	(140,000)	(23,387)

Balance, December 31, 2013	$0.48	42,478,569	$8,135,590

As at December 31, 2013 the following warrants were outstanding:

	Number	Historical	Exercise
	of Warrants	Fair Value ($)	Price ($)	Expiry Date
Warrants	1,295,558	279,660	0.29	July 21, 2014
Warrants	2,157,348	284,635	0.34	June 8, 2015
Warrants	2,770,044	365,143	0.34	June 22, 2015
Warrants	1,554,000	208,972	0.34	July 31, 2015
Warrants	6,272,087	856,893	0.34	September 7, 2015
Warrants	5,369,000	744,240	0.34	September 13, 2015
Warrants	5,000,000	687,082	0.35	September 27, 2015
Warrants	14,400,000	3,825,178	0.75	February 14, 2015
Compensation warrants	220,734	38,642	0.22	June 8, 2016
Compensation warrants	285,289	49,943	0.22	June 22, 2016
Compensation warrants	155,400	27,708	0.22	July 31, 2016
Compensation warrants	522,209	94,597	0.22	September 7, 2016
Compensation warrants	536,900	98,681	0.22	September 13, 2016
Compensation warrants	500,000	91,102	0.22	September 27, 2016
Compensation warrants	1,440,000	483,114	0.50	February 14, 2016
	42,478,569	$8,135,590	$0.48

These warrants were issued in Canadian dollars and are exercisable at prices ranging from $0.23 CAD and $0.75 CAD.

11.                            STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On June 21, 2013, shareholders of the Company approved amendments to the Company’s fixed 20% stock option plan (as amended, referred to as the “2013 Plan”). Under the 2013 Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants. The 2013 Plan provides that the number of common shares issuable pursuant to options granted under the 2013 Plan and pursuant to other previously granted options is limited to 26,475,000 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot exceed 20% of the number of issued and outstanding shares. Options granted under the 2013 Plan generally vest 25% immediately and 25% every six months from the date of issue, however, the directors may, at their discretion, specify a different vesting year.

15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.                            STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

Stock option transactions and the number of stock options outstanding were as follows:

		Weighted average
	Number of	Exercise
	Options	Price

Balance, January 1, 2011	11,102,500	$0.58
Expired/cancelled	(1,886,750)	0.95
Exercised	(3,291,000)	0.35
Granted	3,608,000	0.69

Balance, December 31, 2011	9,532,750	0.63
Expired/cancelled	(6,875,000)	0.68
Exercised	(185,000)	0.28
Granted	15,130,000	0.27

Balance, December 31, 2012	17,602,750	0.35
Expired/cancelled	(572,500)	0.53
Exercised	(607,500)	0.25
Granted	7,310,000	0.46

Balance, December 31, 2013	23,732,750	$0.38

During the year, the Company granted 7,310,000 (2012 - 15,130,000, 2011 —3,608,000) stock options to officers, employees and consultants of the Company to purchase common shares at an average price of $0.46 (2012 - $0.27, 2011 - $$0.69) per share.

During the year, the Company recorded stock-based compensation of $4,021,153 (2012 - $1,704,026, 2011 - $1,803,012) relating to vested stock options.

The stock options granted during 2013, 2012 and 2011 were valued on the date of the grant using the Black-Scholes option pricing model using the following assumptions:

	2013	2012	2011
Weighted average exercise price	$0.46	$0.27	$0.69
Weighted average risk-free interest rate	1.75%	1.41%	2.59%
Weighted average dividend yield	0%	0%	0%
Weighted average volatility	113%	116%	115%
Weighted average estimated life	5 years	5.75 years	10 years

Share price on the various grant dates were:

First grant	$0.53	$0.22	$0.76
Second grant	0.50	0.23	1.21
Third grant	0.44	0.28	0.92
Fourth grant	0.46	0.43	0.75
Fifth grant	0.47	0.45	0.51
Sixth grant	0.42	—	—
Seventh grant	0.43	—	—

The underlying expected volatility was determined by reference to the Company’s historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.                               STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at December 31, 2013 are as follows:

Options Outstanding			Options Exercisable
			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
Exercise	Number	Exercise	Contractual	Number	Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price
$0.11 - $0.25	6,730,000	$0.22	4.08	6,730,000	$0.22
$0.28 - $0.31	736,250	$0.27	4.46	611,250	$0.27
$0.34 - $0.37	892,500	$0.33	6.63	892,500	$0.33
$0.38 - $0.86	15,174,000	$0.45	4.41	10,116,500	$0.45
$0.87 - $1.21	200,000	$1.20	7.36	200,000	$1.20
	23,732,750	$0.38	4.43	18,550,250	$0.35

Contributed Surplus

The following table reflects the continuity of contributed surplus:

Amount
Balance, January 1, 2011	$8,497,812
Stock-based compensation	1,803,012
Fair value of stock options expired	(798,428)
Fair value of expired warrants	3,660,585

Balance, December 31, 2011	13,162,981
Stock-based compensation	1,704,026
Fair value of stock options exercised	(39,794)
Fair value of expired warrants	1,534,069

Balance, December 31, 2012	16,361,282
Stock-based compensation	4,021,153
Fair value of stock options exercised	(121,368)

Balance, December 31, 2013	$20,261,067

17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

12.                            LOSS PER SHARE

	2013	2012	2011

Numerator
Net loss from continuing operations	$(7,903,336)	$(3,882,952)	$(3,263,501)
Net loss from discontinued operations	$—	$(4,685,449)	$(11,898,225)
Net loss	$(7,903,336)	$(8,568,401)	$(15,161,726)

Denominator
Weighted average number of common shares outstanding	130,743,149	101,912,576	90,617,014
Weighted average number of common shares outstanding - diluted	130,743,149	101,912,576	90,617,014

Basic and diluted loss per share, continuing operations	$(0.06)	$(0.04)	$(0.04)
Basic and diluted loss per share, discontinued operations	$—	$(0.04)	$(0.13)
Basic and diluted loss per share	$(0.06)	$(0.08)	$(0.17)

The effect of common share purchase options, warrants, compensation warrants and shares to be issued on the net loss in 2013, 2012 and 2011 is not reflected as they are anti-dilutive.

13.                            COMMITMENTS AND CONTINGENCIES

The Company has an operating lease for office and research facilities expiring March 31, 2015. In 2012, the Company terminated a lease agreement for office space that was used by its discontinued operation.

Rent expense under these leases was $118,068 for the year ended December 31, 2013 (2012 - $245,739, 2011 - $311,788).

Remaining minimum annual rental payments to the lease expiration dates are as follows:

2014	$128,904
2015	32,897

$161,801

18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

14.                            RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	2013	2012	2011

Salaries	$867,231	$452,615	$992,000
Share-based payments (1)	1,481,517	1,116,124	742,252

Total	$2,348,748	$1,568,739	$1,734,252

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the year.

Included in prepaid and other assets is an advance of $100,000 to the CEO of the Company. The advance is non-interest bearing and short-term in nature. The amount was settled subsequent to the year end.

During the year, the Company paid a cumulative total of $351,708 (2012 - $193,692, 2011 - nil) in consulting fees to two executive directors of the Company.

The Company paid $91,316 to a director for legal services rendered to the Company for the year ended December 31, 2013 (2012 - $202,252, 2011 - $98,328).

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

15.                            SEGMENT INFORMATION

The Company and its subsidiary operates in a single segment; the design of semi-conductor products for military and industrial applications. In prior years, the Company had two operating segments, however, in 2012, management made a decision to discontinue one segment. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company’s operating segment is below:

ODIS Inc. (“ODIS”)

ODIS develops gallium arsenide-based processes and semi-conductor microchip products having several potential major market applications: infrared sensor arrays for Homeland Security monitoring and imaging along with the unique combination of optical lasers, and electronic control circuits on the same microchip for potential applications in various military programs and potentially telecom for Fibre to The Home. ODIS’ technology also provides the opportunity for higher speed computing capabilities.

Segment information for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013			2012
	Opel Solar Inc.	ODIS	Total	Opel Solar Inc.	ODIS	Total

Interest income	$—	$18,371	$18,371	$—	$—	$—
Operating expenses	—	3,422,646	3,422,646	—	1,586,327	1,586,327
Amortization	—	4,193	4,193	—	4,357	4,357
Other income	—	342,874	342,874	—	238,806	238,806
Loss from discontinued operations	—	—	—	4,685,449	—	4,685,449
Segment loss	—	2,800,186	2,800,186	4,685,449	1,351,878	6,037,327
Corporate
operations			5,103,150			2,531,074
Net loss			$7,903,336			$8,568,401

19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15.                            SEGMENT INFORMATION (Continued)

	2011
	Opel Solar Inc.	ODIS	Total

Operating expenses	$—	$1,775,657	$1,775,657
Amortization	—	4,193	4,193
Other income	—	755,422	755,422
Loss from discontinued operations	11,898,225	—	11,898,225
Segment loss	11,898,225	1,024,428	12,922,653
Corporate
operations			2,239,073
Net loss			$15,161,726

Assets and capital expenditures at December 31,

	2013			2012
	Opel Solar Inc. (1)	ODIS	Total	Opel Solar Inc.	ODIS	Total

Total assets	$592,254	$990,866	$1,583,120	$1,368,226	$672,862	$2,041,088

Capital expenditures	$—	$937,860	$937,860	$—	$28,352	$28,352

	2011
	Opel	ODIS	Total

Total assets	$5,046,615	$70,743	$5,117,358

Capital expenditures	$244,132	$1,647	$245,779

(1) Includes cash of $488,841, other current assets of $100,000 and equipment of $3,413.

(2) The Company has assets of $2,887,838 at its corporate office not included above in 2013 (2012 - $326,172, 2011 - $483,520).

(3) Included in 2013 capital expenditures is $55,000 in deposits that were paid in 2012 and allocated as capital costs in 2013.

20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15.                            SEGMENT INFORMATION (Continued)

The Company operates geographically in the United States and Canada. Geographical information is as follows:

	2013
As of December 31,	US	Canada	Consolidated

Current assets	$640,538	$2,887,838	$3,528,376
Property and equipment	903,792	—	903,792
Patents and licenses	38,790	—	38,790
	$1,583,120	$2,887,838	$4,470,958

Year ended December 31,	US	Canada	Consolidated

General and administration	$1,235,457	$5,103,150	$6,338,607
Research and development	1,925,974	—	1,925,974
Investment income	(18,371)	—	(18,371)
Other income	(342,874)	—	(342,874)
	$2,800,186	$5,103,150	$7,903,336

	2012
As of December 31,	US	Canada	Consolidated

Current assets	$1,971,435	$326,172	$2,297,607
Property and equipment	26,670	—	26,670
Patents and licenses	42,983	—	42,983
	$2,041,088	$326,172	$2,367,260

For the Year ended December 31,	US	Canada	Consolidated

General and administration	$561,430	$2,466,330	$3,027,760
Research and development	1,093,998	—	1,093,998
Other income	(238,806)	—	(238,806)
	$1,416,622	$2,466,330	$3,882,952

21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15.                            SEGMENT INFORMATION (Continued)

	2011
As of December 31,	US	Canada	Europe	Consolidated

Current assets	$2,890,651	$483,520	$60,779	$3,434,950
Property and equipment	1,798,779	—	—	1,798,779
Patents and licenses	169,971	—	—	169,971
Investment in Opel Solar Asia Company Limited	197,178	—	—	197,178
	$5,056,579	$483,520	$60,779	$5,600,878

	2011
Year ended December 31,	US	Canada	Europe	Consolidated

General and administration	$452,793	$2,185,283	$—	$2,638,076
Research and development	1,402,762	—	—	1,402,762
Investment income	—	(21,915)	—	(21,915)
Other income	755,422	—	—	755,422

16.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, short-term investments, accounts and other receivable, marketable securities, accounts payable and accrued liabilities and customer deposits.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The Company estimates that the fair value of these instruments approximate the carrying values due to their short term nature.

The Company has classified financial assets as follows:

	December 31,	December 31,	December 31,
	2013	2012	2011
Fair value through profit or loss, measured at fair value:
Cash	$3,260,967	$1,435,762	$1,330,141
Loans and receivable, measured at amortized cost:
Accounts receivable	—	96,749	526,229
Available-for-sale, measured at fair value:
Marketable securities	397	426	415
Assets available for sale	—	606,413	—
	$3,261,364	$2,139,350	$1,856,785

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - valuation techniques based on inputs for the asset or liability that are not based on observable market data.

Cash and marketable securities were determined using level 1 inputs, assets available for sale were determined using a level 3 input. The level 3 input for the available for sale asset was based on negotiations with a third party interested in acquiring the assets.

22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

16.         FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of accounts receivable. The Company has accounts receivable from both governmental and non-governmental agencies that are currently concentrated in North America. While economic factors can affect credit risk, the Company manages risk by providing credit terms on a case by case basis. The Company has not experienced any significant instances of non-payment from its customers.

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US and Canadian dollar. Most transactions are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian dollar.  A 10% change in the value of the Canadian dollar would increase or decrease other comprehensive (loss) income by $268,996 as of December 31, 2013.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities over the next twelve to eighteen months.

Market Risk

Market risk arises from the possibility that changes in market prices will affect the value of the financial instruments of the Company. The Company is exposed to fair value fluctuations on its short-term investments and marketable securities. The Company’s other financial instruments (cash, cash equivalents, accounts receivable and accounts payable and accrued liabilities) are not subject to market risk, due to the short-term nature of these instruments.

17.         CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive income, deficit and non controlling interest) and cash. The capital of the Company was $74,569,079 at December 31, 2013 The Company’s objective in managing capital is to ensure that financial flexibility is present to increase shareholder value through organic growth and responding to  changes in economic and/or market conditions; to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and to safeguard the Company’s ability to obtain financing should the need arise.

In maintaining its capital, the Company has a strict investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments.

The Company reviews its capital management approach on an ongoing basis.  There were no changes in the Company’s approach to capital management during the year.

23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

18.         DISCONTINUED OPERATIONS

On June 11, 2012, management committed to a plan to discontinue its solar related operations and to dispose of its solar related assets and liabilities. The decision was taken in line with the Company’s strategy to focus on the Company’s key competencies, being the development of the POET platform, which enables the monolithic fabrication of integrated circuits containing both electronic and optical elements, with potential high-speed and power-efficient applications in devices such as servers, tablet computers and smartphones. Consequently, all saleable assets and liabilities relating to the solar operations were classified as “assets available for sale” or “disposal group liabilities”.

On December 12, 2012, the Company sold a portion of its assets available for sale to an arm’s-length party. The sale resulted in the Company receiving $1,000,000 for those assets available for sale. No gain or loss was recorded on the sale of the assets as current accounting standards mandate that assets are evaluated for impairment prior to discontinued operations treatment. Both assets available for sale and disposal group liabilities were $606,413 as of December 31, 2012 (nil at December 31, 2013 and December 31, 2011).

On April 5, 2013, the Company disposed of the remaining assets available for sale in consideration for the assumption of the disposal group liabilities to another arm’s-length party. There was no gain or loss on the disposition of the assets or associated liabilities.

Revenue and expenses, and gains and losses relating to the discontinued activity have been removed from the results of continuing operations and are shown as a single line item on the face of the consolidated statement of comprehensive loss. The operating results of the discontinued operations can be analysed as follows:

December 31,	2013	2012	2011

Revenue	$—	$617,728	$5,122,507

Costs and expenses
Cost of goods sold (1)	—	1,117,282	8,916,603
General and administration (2)	—	3,380,117	5,551,286
Research and development	—	611,644	2,561,217
Investment income, including interest	—	(3,044)	(8,374)
	—	5,105,999	17,020,732
Net operating results from discontinued operations, net of taxes	—	(4,488,271)	(11,898,225)

Loss on divestiture of Opel Solar Asia Company Limited, net of taxes (3)	—	(197,178)	—
Net loss from discontinued operation, net of taxes	—	(4,685,449)	(11,898,225)
Loss attributable to non-controlling interest	—	—	107,662
Loss from discontinued operation, attributable to equity shareholders	$—	$(4,685,449)	$(11,790,563)

(1) Cost of goods sold includes inventory write-down of	$—	$1,143,011	$3,570,406
(2) General and administration includes the following:
Impairment of long lived assets	—	414,570	1,501,692
Uncollectible accounts receivable	—	195,774	—
Prepaid expenses	—	127,602	—

(3) The Company divested itself of its interest in Opel Solar Asia Company Limited because it was unable to identify a buyer for this investment. The Company therefore recorded a loss on divestiture of $197,178.

24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

19.         INCOME TAXES

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate of 27% for 2013 (2012 - 27%, 2011 — 28%) and United States statutory federal and state income tax rate of 43% for 2013 (2012 - 43%, 2011 — 43%) to the amounts recognized in operations.

For the Year Ended December 31,	2013	2012

Net loss, continuing operations	$7,903,336	$3,882,952
Net loss, discontinued operations	—	4,685,449
Net loss	7,903,336	8,568,401
Expected income tax recovery at combined statutory rates:
Continuing operations	$2,555,600	$1,249,000
Discontinued operations	—	2,050,440
	2,555,600	3,299,440

Changes from:
Amounts not deductible for tax purposes	(1,041,000)	(737,000)
Other non-deductible items	(18,400)	108,273
Deductible share issuance costs	99,000	70,000
Effect of tax rate reduction	—	(28,713)
Change in valuation allowance	(1,422,513)	(2,894,000
Foreign tax differential	(172,687)	182,000
Income tax recovery recognized	$—	$—

For the Year Ended December 31,	2011

Net loss, continuing operations	$3,263,501
Net loss, discontinued operations	11,898,225
Net loss	15,161,726
Expected income tax recovery at combined statutory rates:
Continuing operations	$913,780
Discontinued operations	3,361,220
4,275,000

Changes from:
Amounts not deductible for tax purposes	(927,000)
Other non-deductible items	—
Deductible share issuance costs	275,000
Effect of tax rate reduction	—
Change in valuation allowance	(4,697,000)
Foreign tax differential	1,074,000
Income tax recovery recognized	$—

The following table reflects future income tax assets at December 31,:

	2013	2012

Resource assets	$621,000	$621,000
Share issue costs	225,504	184,000
Canadian non-capital losses	1,002,309	793,000
Canadian capital losses	391,000	391,000
US non-capital losses	20,006,700	18,835,000
	22,246,513	20,824,000
Valuation allowance	(22,246,513)	(20,824,000)
Future income tax assets recognized	$—	$—

25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

19.                            INCOME TAXES (Continued)

For Year Ended December 31,	2011

Resource assets	$621,000
Share issue costs	133,000
Canadian non-capital losses	615,000
Canadian capital losses	429,000
US non-capital losses	16,132,000
17,930,000
Valuation allowance	(17,930,000)
Future income tax assets recognized	$—

In addition to capital losses of $3,064,000 and resource pools of $1,111,000 which have no expiry date, the Company had United States and Canadian tax loss carryforwards of $48,797,000 and $3,931,000 respectively, which will expire between 2014 and 2030 if not used.

20.                            SHARES TO BE ISSUED

	Number of Shares	Historical
	to be Issued	Fair Value

Balance, January 1, 2011	1,358,000	$276,833
Exchangeable Shares exchanged into common shares	(1,223,000)	(249,312)
Balance, December 31, 2011	135,000	27,521
Exchangeable Shares exchanged into common shares	(135,000)	(27,521)
Balance, December 31, 2012 and December 31, 2013	—	$—

21.                               PRODUCT WARRANTY

The provision for warranties relates to solar products sold by the Company’s discontinued operations between 2007 and 2012. The provision is based on estimates made from historical warranty data associated with similar products and services. The Company does not expect to incur any material product warranty charges in the next year.

Product warrant provisions are considered current. The carrying amounts may be analysed as follows:

	2013	2012	2011

Opening balance	$25,899	$25,899	$25,899
Additional provisions	74,101	—	—
Amount utilized	—	—	—
Reversals	(100,000)	—	—
Ending balance	$—	$25,899	$25,899

26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

22.                            EXPENSES

Research and development costs can be analysed as follows:

	2013	2012	2011

Wages and benefits	$692,105	$572,399	$528,568
Subcontract fees	558,073	326,458	550,924
Stock-based compensation	565,246	64,744	75,707
Supplies	110,550	130,397	247,563

	$1,925,974	$1,093,998	$1,402,762

General and administrative costs can be analysed as follows:

	2013	2012	2011

Stock-based compensation	$3,455,907	$1,639,282	$1,727,305
Wages and benefits	831,950	420,572	271,360
Professional fees	695,082	175,332	151,425
Management and consulting fees	581,203	287,192	116,691
General expenses	558,560	222,466	248,553
Rent	150,974	275,558	118,384
Depreciation and amortization	64,931	7,358	4,358

	$6,338,607	$3,027,760	$2,638,076

23.                            INVENTORIES

In 2011, inventories consisted of raw materials ($1,090,854), work in process ($165,216) and finished goods ($169,933) totaling $1,426,003.  During the year ended December 31, 2011, the Company had an inventory write off due to obsolescence of $4,125,134 which is included in discontinued operations.

24.                            DEFERRED ENERGY CREDIT

The Connecticut Clean Energy Fund, (“CCEF”) provided $526,518 in funding cash credits to the Company for its solar energy installation on Linden School, in Plainville, CT. This funding credit was provided to the Company as an incentive for creating a clean energy alternative, and based on the size and performance of the system after it was installed and operational for a period of nine months. In 2009, the Company was awarded $179,070 on the same project as a part of the United States Department of the Treasury’s (“USDOT”) grant of cash in lieu of tax credits, on qualified alternative energy projects. This cash payment was a part of the American Recovery and Reinvestment Act of 2009.

During 2012, the Company discontinued its solar operations. The balance in deferred energy credit relating to the USDOT of $179,070 was fully amortized and the balance relating to CCEF of $526,518 was reclassified to disposal group liabilities.

27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

24.                            DEFERRED ENERGY CREDIT (continued)

Changes to deferred energy credit were as follows:

		Accumulated
	Cost	Amortization	Balance

Balance, January 1, 2011	$705,588	$(55,946)	$649,642
Amortization for the year	—	(35,279)	(35,279)
Balance, December 31, 2011	705,588	(91,225)	614,363
Amortization/impairment for the year	—	(169,102)	(169,102)
Reclassified to disposal group liabilities (1)	(705,588)	260,327	(445,261)
Balance, December 31, 2012 and 2013 (See note 18)	$—	$—	$—

(1) Due to the Company’s obligation to repay the entire amount of the CCEF credit if the asset is not being used for its intended purpose, the Company determined that the fair value of the liability was $526,518. The amount of $445,261 reclassified to disposal group liabilities was therefore increased by $81,257 to $526,518 to reflect the fair value. The Company is in the process of selling the asset. Upon the sale of the asset, the energy credit will be assigned to the purchaser of the asset.

25.                            ASSET RETIREMENT OBLIGATION

The Company has a solar installation currently used in operations. In 2030, the Company is obligated to remove the installation and restore the underlying real estate to its original state. The asset retirement obligation (“ARO”) is accreted using the credit-adjusted risk free rate when the liability was initially measured. There are no assets legally restricted for settling the aforementioned asset retirement obligation.

During the year, the Company discontinued its solar operations. The balance of the asset retirement obligation at the date of discontinuance was reclassified to disposal group liabilities (see Note 23).

The Company sold the solar installation in 2013 at which time the ARO and the responsibility to restore the underlying real estate to its original state was assigned to the purchaser of the solar installation.

Changes in the asset retirement obligation are as follows:

		Accumulated
	Cost	Accretion	Balance

Balance, January 1, 2011	$60,410	$8,652	$69,062
Amortization for the year	—	5,215	5,215
Balance, December 31, 2011	60,410	13,867	74,277
Amortization for the year	—	5,618	5,618
Reclassified to disposal group liabilities	(60,410)	(19,485)	(79,895)
Balance, December 31, 2012 and 2013 (See note 18)	$—	$—	$—

26.                            SUBSEQUENT EVENTS

Financing

On February 13, 2014, the Company completed a CAD $5,000,000 ($4,546,000) private placement financing. The financing consisted of 7,692,307 Units at a price of CAD $0.65 per unit. Each unit comprises one common share and one common share purchase warrant. One full warrant allows the holder to acquire one common share of the Company at an exercise price of CAD $1.00 per share for a period of 2 years.  No commission was payable with respect to this financing.

Subsequent to the year end, the Company received $2,565,081 from the exercise of 7,761,863 warrants.

28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

26.                               SUBSEQUENT EVENTS (continued)

License Agreement Restructure

Subsequent to the year end, the Company entered into a term sheet with the University of Connecticut (“the University”) to restructure its license agreement of April 8, 2003 (the “License Agreement”).  The parties agreed to restructure the payment provisions of the License Agreement by reducing the royalty payment to three percent (3%) of amounts received from unaffiliated third parties in respect of the exploitation of the Intellectual Property defined in the License Agreement.

In consideration for the favorable restructuring of the royalty terms, the Company will provide the University 2,000,000 common shares, subject to approval by the TSX Venture Exchange; trading of these shares is restricted until May 31, 2016. The restructuring is subject to the final execution of the formal amendment to the License Agreement.

29